                                                 PURSUANT TO RULE NO. 424(b)(1)
                                                 REGISTRATION NO. 333-31174



 [LOGO OF INSPIRE]

--------------------------------------------------------------------------------

 5,500,000 Shares

 Common Stock


--------------------------------------------------------------------------------

 This is the initial public offering of Inspire Pharmaceuticals, Inc. and we are offering 5,500,000 shares of our common stock. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "ISPH."

 Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                               Underwriting        Proceeds to
                           Price to            Discounts and       Inspire
                           Public              Commissions         Pharmaceuticals
  Per Share                $12.00              $0.84               $11.16
  Total                    $66,000,000         $4,620,000          $61,380,000

 We have granted the underwriters the right to purchase 825,000 additional shares to cover over-allotments.

 Deutsche Banc Alex. Brown                                            Chase H&Q

                           U.S. Bancorp Piper Jaffray

 The date of this prospectus is August 2, 2000.

Inside Front Cover:

   The Inspire logo is followed by two diagrams:

   Description of the first diagram: The upper portion of the page contains a diagram showing Inspire's product opportunities relating to lung diseases, eye diseases and other diseases. The diagram is preceded by a caption reading "Our products are based on our proprietary technology targeted at respiratory, eye and other diseases."

   Description of the second diagram (located under the first diagram): A bar chart setting forth information regarding the products in development as follows:

                       Inspire Product Development Chart

                                                          Clinical Trials
                                                     --------------------------
Products                                 Preclinical Phase I Phase II Phase III
-------------------------------------------------------------------------------
INS365 Respiratory for Chronic
 Bronchitis                                 XXXXX     XXXXX   OOOO
INS37217 Respiratory for Cystic Fibro-
 sis                                        XXXXO     OOOOO   OO
INS316 Diagnostic Aid for Lung Disease      XXXXX     XXXXX   XXXOO     OOO
INS365 Ophthalmic for Dry Eye               XXXXX     XXXXX   XXXOO     O
INS37217 Ophthalmic for Retinal Disease     XXXOO     OOOOO   OOO


XXX Current Development as of June 30, 2000
OOO Expected Stage of Development within 12 months

   The expected stage of development within 12 months is based on our current plans for development and depends on a variety of factors. None of our products have been approved for marketing by any regulatory authority. See "Risk Factors."

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding our company and our common stock being sold in this offering and our financial statements and the notes to our financial statements appearing elsewhere in this prospectus before making an investment decision. You should also consider the information discussed in "Risk Factors."

   We discover and develop new drugs to treat diseases characterized by deficiencies in the body's innate defense mechanisms of mucosal hydration and mucociliary clearance. These mechanisms are the natural way that the body defends its mucosal surfaces against dust, pollutants, bacteria and viruses. Mucosal hydration involves the moistening of the body's mucosal surfaces, and mucociliary clearance involves a blanket-like movement of fluid and particles from the lungs and sinuses. Mucosal surfaces are tissues containing specialized cells that lubricate and protect surfaces of organs that are directly exposed to the outside environment, such as the lungs, eyes and sinuses. Our lead products target respiratory and ophthalmic diseases with inadequate current treatments and which represent large therapeutic market opportunities. We currently have three product candidates in advanced clinical development, and we have entered into development and commercialization alliances with Genentech, Inc., Kissei Pharmaceutical Co., Ltd. and Santen Pharmaceutical Co., Ltd. Our products are based on our proprietary technology relating to P2Y receptors. A receptor is a protein in a cell membrane that, when stimulated by a compound, leads to a biological response. We are exploring other target diseases where we believe P2Y receptors play important biological roles.

                                  Our Products

   INS365 Respiratory for Chronic Bronchitis. We are developing INS365 Respiratory in an inhaled form for the treatment of chronic bronchitis and expect this product to enter Phase II clinical trials later this year. In Phase I clinical trials, INS365 Respiratory was well tolerated and significantly enhanced the clearance of retained fluid and mucus in the airways. Chronic bronchitis, which affects approximately 31 million patients in the major international pharmaceutical markets, is a serious and potentially life-threatening lung condition characterized by airway inflammation and obstruction and a mucus-producing cough. The current drugs for chronic bronchitis, which generally relieve symptoms but do not cure the disease, generated approximately $1.3 billion of annual sales in 1996 and sales of these products have been estimated to reach approximately $2.0 billion in 2001. Currently, there is no FDA approved pharmaceutical agent that effectively clears the retained mucous secretions which contribute to lung infections in patients with chronic bronchitis. We expect that our product will address this need and may therefore reduce the use of antibiotics, steroids and bronchodilators, and may reduce the frequency and length of flare-ups of the illness and related hospitalizations.

   In December 1999, we entered into a comprehensive strategic alliance with Genentech to develop treatments for respiratory disorders, including chronic bronchitis and cystic fibrosis, worldwide outside of Japan. Upon signing, we received $15 million comprised of license fees and an equity investment. We may receive future payments based on the attainment of development milestones, which could total up to an additional $63 million, as well as royalties on net sales of licensed products. We have also retained joint development and commercialization rights for cystic fibrosis in the United States. In September 1998, we entered into an agreement with Kissei for INS365 Respiratory in Japan. We received an upfront payment of $4.5 million, which included an equity investment. In addition, if milestones are met, we could receive additional payments of up to $13 million, as well as royalties on net sales of licensed products.

   INS365 Ophthalmic for Dry Eye Disease. We are developing INS365 Ophthalmic as an eye drop for dry eye disease, and are currently conducting Phase IIb clinical trials. In preclinical studies conducted by us and our corporate partner, Santen, INS365 Ophthalmic was well tolerated and produced a statistically significant increase in tear secretion. In early clinical testing, the product was well tolerated in healthy subjects and patients with dry eye disease. We estimate, based on an extrapolation from data regarding the U.S. population, that moderate to severe cases of dry eye affect approximately nine million people in the major international pharmaceutical markets. Dry eye disease is the general term for a condition in which abnormalities in the eye's tear film--a mixture of salt, water and proteins that coat and protect the surface of the eye--lead to red, irritated and dry eyes. These abnormalities are typically characterized by a decrease in tear production, an increase in tear evaporation or an improper mixture of the eye's tear film components. If left untreated, dry eye disease can result in severe corneal damage and visual impairment. The main current treatments for dry eye disease involve artificial tear replacement therapy, such as eye drops that are made to be similar to natural tears. There are currently no FDA approved pharmacological treatments for dry eye disease. We expect that by promoting natural mucosal hydration and proper lubrication of the eye, our product will be the first drug that works by stimulating the P2Y\\2\\ receptor to treat the symptoms of dry eye disease, restore a natural corneal tear film and help prevent long-term corneal damage.

   In December 1998, we entered into an agreement with Santen for INS365 Ophthalmic for the treatment of dry eye disease in Japan and parts of Asia, under which we received an up-front equity investment of $1.5 million, and we could receive development milestone payments of up to $4.75 million, as well as royalties on net sales of licensed products.

   INS316 Diagnostic Aid for Lung Disease. We are developing INS316 Diagnostic in an inhaled form to assist in diagnostic tests and we expect this product to enter Phase III clinical trials in 2000. We have designed INS316 Diagnostic to assist a patient in producing a specimen containing adequate material from the lower part of the lung. Physicians use specimens of such material for diagnosing lung cancer and lung infections. In a trial in patients at risk of developing lung cancer, INS316 Diagnostic significantly enhanced the production of an adequate specimen of such material when compared with placebo. Many patients have difficulty producing adequate specimens spontaneously, and there are no FDA approved agents to enhance the production of a specimen. To obtain a specimen from deep in the lung, or deep-lung specimen, physicians sometimes use a costly and invasive bronchoscopy or non-approved inhaled agents that are generally ineffective and can cause irritation. We expect our product to be the first approved agent to address the need to enhance the production of an adequate deep-lung specimen, which may facilitate the diagnosis of lung cancer or lung infection.

   Other Products. In addition to our clinical-stage products, we have several preclinical products, two of which we expect to enter clinical trials within the next twelve months: INS37217 Respiratory to treat cystic fibrosis, a life-threatening hereditary respiratory disease, and INS37217 Ophthalmic to treat retinal disease, an ophthalmic disorder that can lead to serious visual impairment.

                                 Our Technology

   We have focused our discovery efforts on our P2Y receptor technology. The P2Y receptor family plays an important role in a number of biological processes and we are currently studying a number of P2Y receptor subtypes for potential targets that can be used to treat diseases. We have initially focused on a subtype of the P2Y receptor family, the P2Y\\2\\ receptor, which coordinates mucosal hydration and mucociliary clearance, the body's natural mechanisms for cleansing and protecting mucosal surfaces. We believe our P2Y\\2\\ receptor agonists, which are compounds that stimulate the P2Y\\2\\ receptor, can regulate these processes and represent a new pharmacological approach to the treatment of diseases characterized by deficiencies in these mechanisms. Importantly, we are developing our lead product candidates in forms applied directly to the mucosal surfaces, such as inhaled aerosols or eye drops where they are rapidly metabolized. This minimizes the potential for systemic side effects.

                                  Our Strategy

   Our objective is to become a leading biopharmaceutical company focused on developing new treatments for diseases involving impaired mucosal hydration or inadequate mucociliary clearance. The principal elements of our strategy include:

  . aggressively advance our lead products;

  . establish collaborative relationships with market leaders while selectively retaining marketing rights;

  . use our proprietary technology relating to P2Y receptors to develop new products; and

  . protect and enhance our technology leadership position.

   Inspire was incorporated in Delaware in October 1993. Our principal office is located at 4222 Emperor Boulevard, Suite 470, Durham, North Carolina, and our telephone number is (919) 941-9777.

                                  The Offering

 Common stock offered by Inspire..............  5,500,000 shares
 Common stock to be outstanding after this
  offering....................................  24,444,218 shares
 Use of proceeds..............................  We plan to use the net proceeds from this offering for clinical
                                                development, product
                                                commercialization, discovery
                                                research, preclinical
                                                activities, working capital,
                                                general corporate purposes and
                                                possible future acquisitions
 Nasdaq National Market symbol................  ISPH

   The share amounts in this table are based on shares outstanding as of May 31, 2000. This table excludes:

  . 1,976,527 shares of our common stock that are reserved for the exercise of options granted to executive officers, employees and consultants under our stock plan with a weighted average exercise price of $4.01 per share;

  . 265,397 shares of our common stock that are reserved for the exercise of outstanding warrants with a weighted average exercise price of $7.72 per share;

  . the sale of up to $2,000,000 of our common stock, at a per share price determined using the 20-day trailing average close price of common stock as quoted on an established stock exchange, to Genentech upon the occurrence of certain milestone events and up to 50,793 shares of common stock to Genentech upon exercise of warrants to be issued upon the occurrence of certain milestone events with a weighted average exercise price of $7.88 per share; and

  . 208,170 shares of our preferred stock that are reserved for the exercise of outstanding warrants for preferred stock that will convert into warrants to purchase 118,954 shares of our common stock at the time of the closing of this offering with a weighted average exercise price of $2.10 per share.

  The information in this prospectus is based on the following assumptions:

  . 15,469,104 shares of our common stock will be issued upon the automatic conversion of the outstanding shares of our Series A, B, C, D and E preferred stock at the time of the closing of this offering;

  . a 1-for-1.75 reverse-split in our common stock will take effect just before the closing of this offering;

  . 870,980 shares of common stock will be issued upon the automatic conversion of the outstanding shares of our Series G preferred stock owned by Genentech at the time of the closing of this offering, assuming the accrual of dividends through May 31, 2000, and a conversion ratio based on the initial public offering price of $12.00 per share; the actual number of shares of common stock issued to Genentech will be the number obtained by dividing the aggregate Series G preferred stock purchase price of $10,000,000, plus accrued dividends through the closing date of this offering, by the initial public offering price;

  . the milestone events which trigger the sale to Genentech of up to $2,000,000 of our common stock and warrants for up to 50,793 shares of common stock do not occur; and

  . the underwriters do not exercise the over-allotment option to purchase up to 825,000 shares.

                             Summary Financial Data
                     (in thousands, except per share data)

   The following table presents summary financial and operating data for our company. The data presented in this table are derived from "Selected Financial Data," and the financial statements and notes elsewhere in this prospectus. You should read those sections for a further explanation of the financial data summarized here. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations," on page 26 which describes a number of factors which have affected our financial results.

                                                                        Three Months
                                                                            Ended
                                  Year Ended December 31,                 March 31,
                          -------------------------------------------  ----------------
                           1995     1996     1997     1998     1999     1999     2000
                          -------  -------  -------  -------  -------  -------  -------
                                                                         (unaudited)
Statement of Operations
 Data:
Revenue.................  $   --   $   --   $   --   $   360  $ 1,104  $   270  $ 1,154
                          -------  -------  -------  -------  -------  -------  -------
Operating Expenses:
 Research and
  development (excludes
  $0, $0, $0, $68, $671,
  $99 and $266,
  respectively, of stock
  based compensation)...    1,539    4,207    6,569    5,529    7,179      801    2,316
 General and
  administrative
  (excludes $0, $0, $0,
  $46, $363, $73 and
  $130, respectively, of
  stock based
  compensation).........    1,050    1,531    1,494    1,921    1,887      595      671
 Stock based
  compensation..........      --       --       --       114    1,034      172      396
                          -------  -------  -------  -------  -------  -------  -------
Total operating
 expenses...............    2,589    5,738    8,063    7,564   10,100    1,568    3,383
                          -------  -------  -------  -------  -------  -------  -------
Operating loss..........   (2,589)  (5,738)  (8,063)  (7,204)  (8,996)  (1,298)  (2,229)
Other income (expense),
 net....................     (115)     (44)     116       36      122        5      109
                          -------  -------  -------  -------  -------  -------  -------
Loss before provision
 for income taxes.......   (2,704)  (5,782)  (7,947)  (7,168)  (8,874)  (1,293)  (2,120)
Provision for income
 taxes..................      --       --       --       360       60      --       150
                          -------  -------  -------  -------  -------  -------  -------
Net loss................   (2,704)  (5,782)  (7,947)  (7,528)  (8,934)  (1,293)  (2,270)
Preferred stock
 dividends..............      --       --       --       --       (62)     --      (242)
                          -------  -------  -------  -------  -------  -------  -------
Net loss available to
 common stockholders....  $(2,704) $(5,782) $(7,947) $(7,528) $(8,996) $(1,293) $(2,512)
                          =======  =======  =======  =======  =======  =======  =======
Net loss per common
 share--basic and
 diluted................  $ (1.73) $ (3.22) $ (4.01) $ (3.65) $ (3.75) $ (0.58) $ (1.01)
                          =======  =======  =======  =======  =======  =======  =======
Weighted average common
 shares outstanding--
 basic and diluted......    1,567    1,798    1,981    2,061    2,401    2,232    2,497
Pro forma net loss per
 common share--basic and
 diluted................                                      $ (0.57)          $ (0.12)
                                                              =======           =======
Pro forma weighted
 average common shares
 outstanding--basic and
 diluted................                                       15,566            18,810

                                                          March 31, 2000
                                                   -----------------------------
                                                                      Pro Forma
                                                   Actual  Pro Forma As Adjusted
                                                   ------- --------- -----------
                                                            (unaudited)
Balance Sheet Data:
Cash and cash equivalents......................... $20,858  $20,858    $80,938
Total assets......................................  24,157   24,157     81,792
Convertible preferred stock.......................  45,895      --         --
Common stock......................................       2       19         24
Total stockholders' equity........................  13,939   14,221     74,301

   See the financial statements and notes included in this prospectus for a description of the computation of the historical and pro forma net loss per share and the number of shares used in the historical and pro forma per share calculations in the statement of operations data above.

   The pro forma column of the balance sheet data shows 18,930,066 shares of our common stock outstanding immediately after the automatic conversion, at the time of the closing of this offering, of all of our outstanding shares of preferred stock.

   The pro forma as adjusted column of the balance sheet data shows 24,430,066 shares of our common stock outstanding immediately after the automatic conversion, at the time of the closing of this offering, of all of our outstanding shares of preferred stock and our receipt of the net proceeds from the sale of the 5,500,000 shares of our common stock offered in this offering at the initial public offering price of $12.00 per share. See "Use of Proceeds" and "Capitalization" for a discussion about how we intend to use the net proceeds from this offering and about our capitalization.

                                  RISK FACTORS

   The shares of common stock offered by this prospectus involve a substantial risk of loss. Before making an investment in our common stock, you should carefully read this entire prospectus and should give particular attention to the following risk factors. You should recognize that other significant risks may arise in the future, which we cannot foresee at this time. Also, the risks that we now foresee might affect us to a greater or different degree than expected. There are a number of important factors that could cause our actual results to differ materially from those indicated by any forward-looking statements in this prospectus. These factors include, without limitation, the risk factors listed below and other factors presented throughout this prospectus.

If our products fail in clinical studies, we will be unable to obtain FDA approval and will not be able to sell those products.

   To achieve profitable operations, we must, alone or with others, successfully identify, develop, introduce and market proprietary products. Even if we identify potential products, we will have to conduct significant additional development activities and preclinical and clinical tests, and obtain regulatory approval before our products can be commercialized. Product candidates that may appear to be promising at early stages of development may not successfully reach the market for a number of reasons. We have not submitted any products for marketing approval by the United States Food and Drug Administration (FDA) or any other regulatory body.

   Generally, all of our product candidates are in research or preclinical development, with only three, INS365 Respiratory, INS365 Ophthalmic and INS316 Diagnostic, currently in clinical trials. The results of preclinical and initial clinical testing of our products under development may not necessarily indicate the results that will be obtained from later or more extensive testing. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials. Our ongoing clinical studies might be delayed or halted for various reasons, including:

  . the drug is not effective, or physicians think that the drug is not effective;

  . patients experience severe side effects during treatment;

  . patients die during the clinical study because their disease is too advanced or because they experience medical problems that may or may not relate to the drug being studied;

  . patients do not enroll in the studies at the rate we expect;

  . drug supplies are not sufficient to treat the patients in the studies; or

  . we decide to modify the drug during testing.

Because our product candidates utilize a new mechanism of action, obtaining regulatory approval may be difficult, expensive and prolonged, which would delay any marketing of our products.

   We cannot apply for regulatory approval to market a product candidate until we successfully complete pivotal clinical trials for the product. To complete successfully clinical trials, the products must meet the criteria for clinical approval, or endpoints, which we establish for the product in the clinical study.

Generally, we will establish these endpoints in consultation with the regulatory authorities, following design guidelines on the efficacy, safety and tolerability measures required for approval of products.

   Because our existing product candidates utilize a new approach to the treatment of respiratory and eye diseases, we may have trouble establishing endpoints that the regulatory authorities agree sufficiently evaluate the effectiveness of each product candidate. For this and other reasons, we could encounter delays and increased expenses in our clinical trials if the regulatory authorities determine that the endpoints established for a clinical trial do not predict a clinical benefit, and the authorities will not approve the product for marketing without further clinical trials. The regulatory authorities could change their view on clinical trial design and the establishment of appropriate standards for efficacy, safety and tolerability and require a change in study design, additional data or even further clinical trials before approval of a product candidate.

   After initial regulatory approval, regulatory authorities continue to review a marketed product and its manufacturer. They may require us to conduct long-term safety studies after approval. Discovery of previously unknown problems through adverse event reporting may result in restrictions on the product, including withdrawal from the market. Additionally, we and our officers and directors could be subject to civil and criminal penalties.

If physicians and patients do not accept our product candidates, they may not be commercially successful.

   Even if regulatory authorities approve our product candidates, those products may not be commercially successful. Acceptance of and demand for our products will depend largely on the following factors:

  . acceptance by physicians and patients of our products as safe and effective therapies;

  . reimbursement of drug and treatment costs by third-party payors;

  . safety, effectiveness and pricing of alternative products; and

  . prevalence and severity of side effects associated with our products.

   In addition, to achieve broad market acceptance of our product candidates, in many cases we will need to develop, alone or with others, convenient methods for administering product candidates. Physicians have administered our current product candidates for the treatment or diagnosis of respiratory disorders, INS365 Respiratory and INS316 Diagnostic, using a jet nebulizer, a device that generates and delivers a fine mist derived from a liquid, which is inhaled into the lungs, in their respective clinical studies. Although the use of a jet nebulizer is an effective and well accepted means for administering products for inhalation with respect to acute use and, to a lesser degree, chronic use, we believe more convenient methods of delivery and administration, such as a hand-held inhalation device, will be necessary in the case of INS365 Respiratory, to more fully address chronic use. Although we have successfully completed a test of a prototype hand-held inhalation device in 12 healthy patients, our testing of such devices is at an early stage and we may not be able to develop or find a convenient hand-held device that works in patients with chronic bronchitis. Our current product candidate for the treatment of dry eye disease, INS365 Ophthalmic, is applied from a vial containing a single dose of medication. Patients may prefer to purchase the medication in a bottle containing a sufficient quantity of medication for multiple doses. We have not yet established a plan to develop a multi-dose formulation. Similar challenges exist in identifying and perfecting convenient methods of administration for many of our other product candidates.

We intend to rely on third parties to develop, market, distribute and sell our product candidates and those third parties may not perform.

   We do not have the ability to independently conduct clinical studies, obtain regulatory approvals, market, distribute or sell our products and intend to rely on experienced third parties to perform, or assist us in the performance of, all of those functions. We may not identify acceptable partners or enter into favorable agreements with them. If third parties do not successfully carry out their contractual duties or meet expected deadlines, we will be unable to obtain required governmental marketing approvals and will be unable to sell our products.

Our dependence on collaborative relationships may lead to delays in product development and disputes over rights to technology.

   Our business strategy depends upon the formation of research collaborations, licensing and/or marketing arrangements. We currently have development collaborations with three collaborators, Genentech, Kissei and Santen. The termination of any collaboration may lead to delays in product development and disputes over technology rights and may reduce our ability to enter into collaborations with other potential partners. Genentech has the right, by giving us 150 days prior notice, to terminate our collaboration. If we do not maintain the Genentech, Kissei or Santen collaborations or establish additional research and development collaborations or licensing arrangements it will be difficult to develop and commercialize therapeutic or diagnostic products using our technology. Any future collaborations or licensing arrangements may not be on terms favorable to us. Our current or any future collaborations or licensing arrangements ultimately may not be successful. Under our current strategy, and for the foreseeable future, we do not expect to develop or market therapeutic or diagnostic products on our own. As a result, we will continue to depend on collaborators and contractors for the preclinical study and clinical development of therapeutic products and for regulatory approval, manufacturing and marketing of therapeutic and diagnostic products which result from our technology. The agreements with collaborators typically will allow them some discretion in electing whether to pursue such activities. If any collaborator were to breach or terminate its agreement with us or otherwise fail to conduct collaborative activities in a timely and successful manner, the preclinical or clinical development or commercialization of product candidates or research programs would be delayed or terminated. Any delay or termination in clinical development or commercialization would delay or eliminate potential products revenues relating to our research programs.

   We intend to rely on Genentech, Kissei, Santen and any future collaborators for significant funding in support of our development efforts. If Genentech, Kissei or Santen reduces or terminates its funding, we will need to devote additional internal resources to product development, scale back or terminate certain research and development programs or seek alternative collaborators. See "Risk Factors--If we are not able to obtain sufficient additional funding to meet our expanding capital requirements, we may be forced to reduce or eliminate research programs and product development" and "Business--Corporate Collaborations."

   Disputes may arise in the future over the ownership of rights to any technology developed with collaborators. These and other possible disagreements between us and our collaborators could lead to delays in the collaborative development or commercialization of therapeutic or diagnostic products. Such disagreement could also result in litigation or require arbitration to resolve.

If we are unable to contract with third parties for synthesis and manufacturing of product candidates for preclinical testing and clinical trials and for large scale manufacturing of any of our drug candidates, we may be unable to develop or commercialize products.

   We have no experience or capabilities in large scale commercial manufacturing of any of our product candidates or any experience or capabilities in the manufacturing of pharmaceutical products generally. We do not generally expect to engage directly in the manufacturing of products, but instead intend to contract with others for these services. We have relied upon supply agreements with third parties for the manufacture and supply of our product candidates for purposes of preclinical testing and clinical trials. Although we have previously received preclinical and clinical supplies of our product candidates from several suppliers, we presently depend upon Yamasa Corporation as the sole supplier for our supply of product candidates. If we are unable to obtain or retain third party manufacturing on commercially acceptable terms, we may not be able to commercialize products as planned. Our manufacturing strategy presents the following risks:

  . the manufacturing processes for most of our product candidates have not been tested in quantities needed for commercial sales;

  . delays in scale-up to commercial quantities and any change to a manufacturer other than Yamasa Corporation could delay clinical studies, regulatory submissions and commercialization of our products;

  . manufacturers of our products are subject to the FDA's good manufacturing practices regulations and similar foreign standards, and we do not have control over compliance with these regulations by the third-party manufacturers;

  . if we need to change to manufacturers other than Yamasa Corporation, FDA and comparable foreign regulators would require new testing and compliance inspections and the new manufacturers would have to be educated in the processes necessary for the production of our product candidates;

  . without satisfactory long-term agreements with manufacturers, we will not be able to develop or commercialize our product candidates as planned or at all; and

  . we may not have intellectual property rights, or may have to share intellectual property rights, to any improvements in the manufacturing processes or new manufacturing processes for our product candidates.

If we are unable to supply Kissei and Santen with sufficient quantities of materials we may breach our agreements with such parties.

   We are currently a party to a development, license and supply agreement with each of Kissei and Santen, under which we granted each a license to develop and market INS365 Respiratory and INS365 Ophthalmic, respectively. See "Business-- Corporate Collaborations." Generally, the agreements with Kissei and Santen will require us to supply such partners with either sufficient quantities of materials or finished products, as applicable, for the purpose of commercial distribution. We will need to establish, alone or with third parties, a manufacturing process in relation to each product. Our dependence upon third parties for the manufacture of products may adversely affect our ability to develop and deliver products on a timely and competitive basis.

   Our inability to successfully manufacture commercial products could result in our breach of the terms of our agreements with Kissei and Santen. Any of these factors could delay our preclinical studies, clinical trials or commercialization of our product candidates, entail higher costs and result in our inability to effectively sell our product candidates.

If our patent protection is inadequate, the development and any possible sales of our product candidates could suffer or competitors could force our products completely out of the market.

   Our business and competitive position depends upon our ability to continue to develop and protect our products and processes, proprietary methods and technology. Except for one patent covering new chemical compounds, most of our patents are use patents containing claims covering methods of treating disorders and diseases by administering therapeutic chemical compounds. Use patents, while providing adequate protection for commercial efforts in the United States, may afford a lesser degree of protection in European and possibly other countries due to their particular patent laws. Besides our use patents, we have patents covering pharmaceutical formulations of these chemical compounds. We also have patent applications covering processes for large-scale manufacturing of these chemical compounds. Many of the chemical compounds included in the claims of our use patents, formulation patents and process applications were known in the scientific community prior to our formation. None of our patents cover these previously known chemical compounds themselves, which are in the public domain. As a result, competitors may be able to commercialize products that use the same chemical compounds used by us for the treatment of disorders and diseases not covered by our use patents. In such a case, physicians, pharmacies and wholesalers could possibly substitute these products for our products. Such substitution would reduce any revenues received from the sale of our products.

   We believe that there may be significant litigation in the pharmaceutical and biotechnology industry regarding patent and other intellectual property rights. A patent does not provide the patent holder with freedom to operate in a way that infringes the patent rights of others. While we are not aware of any patent that we are infringing, nor have we been accused of infringement by any other party, other companies currently have or may acquire patent rights which we might be accused of infringing. If we must defend a patent suit, or if we choose to initiate a suit to have a third party patent declared invalid, we may need to make considerable expenditures of money and management time in litigation. A judgement against us in a patent infringement action could cause us to pay monetary damages, require us to obtain licenses, or prevent us from manufacturing or marketing the affected products. In addition, we may need to initiate litigation to enforce our proprietary rights against others, or we may have to participate in interference proceedings in the United States Patent and Trademark Office (USPTO) to determine the priority of invention of any of our technologies.

   In general, the development of patent rights in pharmaceutical, biopharmaceutical and biotechnology products to a degree sufficient to support commercial efforts in these areas is typically uncertain and involves complex legal and factual questions. For instance, while the USPTO has recently issued guidelines addressing the requirements for demonstrating utility for biotechnology inventions, USPTO examiners may not follow these guidelines in examining patent applications. Such applications may have to be appealed to the USPTO's Appeals Board for a final determination of patentability.

If we fail to reach milestone or other obligations, The University of North Carolina at Chapel Hill and other licensors may terminate our agreements with them.

   Our current technologies, discoveries and our original patents are based in part on two exclusive licenses and one non-exclusive license from The University of North Carolina at Chapel Hill. See "Business--Patents and Proprietary Rights." Generally, if we fail to meet milestones under the respective UNC licenses, UNC may terminate the applicable license. In addition, it may be necessary in the future for us to obtain additional licenses from UNC or other third parties to develop future commercial opportunities or to avoid infringement of third party patents. We do not know the terms on which such licenses may be available, if at all.

Failure to license or otherwise acquire necessary technologies may reduce or eliminate our ability to develop product candidates. Even if we acquire all necessary licenses, if we breach any license provision, either intentionally or unintentionally, we may lose our right to continued use of the licensed technology.

Because we rely upon trade secrets and agreements to protect some of our intellectual property there is a risk that unauthorized parties may obtain and use information that we regard as proprietary.

   We rely upon the laws of trade secrets and non-disclosure agreements and other contractual arrangements to protect our proprietary compounds, methods, processes, formulations and other information for which we are not seeking patent protection. We have taken security measures to protect our proprietary technologies, processes, information systems and data, and we continue to explore ways to further enhance security. However, despite these efforts to protect our proprietary rights, unauthorized parties may obtain and use information that we regard as proprietary. Employees, academic collaborators and consultants with whom we have entered confidentiality and/or non-disclosure agreements, may improperly disclose our proprietary information. In addition, competitors may, through a variety of proper means, independently develop substantially the equivalent of our proprietary information and technologies, gain access to our trade secrets, or properly design around any of our patented technologies.

Because all of our product candidates use related mechanisms of action, we may not be able to commercialize our products if the mechanism of action is not effective.

   Any products resulting from our product development efforts are not expected to be available for sale for a number of years, if at all. Two of our product candidates, INS365 Respiratory and INS37217 Respiratory, operate in a similar manner. If the clinical results of one of the compounds is not favorable, the results of the other compound may not be favorable. Moreover, we have designed all of our product candidates to use related mechanisms of action. If these mechanisms of action are not effective, we may not be able to commercialize any of our product candidates. Even if all of our product candidates prove effective, we may choose not to commercialize all of them.

If we continue to incur operating losses for a period longer than anticipated, or in an amount greater than anticipated, we may be unable to continue our operations.

   We have experienced significant losses since inception. We incurred net losses of $2.3 million for the three months ended March 31, 2000, $8.9 million for the year ended December 31, 1999, $7.5 million for the year ended December 31, 1998 and $7.9 million for the year ended December 31, 1997. As of March 31, 2000, our accumulated deficit was approximately $35.8 million. We expect to incur significant additional operating losses over the next several years and expect cumulative losses to increase substantially in the near term due to expanded research and development efforts, preclinical studies and clinical trials. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. Such fluctuations will be affected by the following:

  .timing of regulatory approvals and commercial sales of our product candidates;

  .the level of patient demand for our products;

  .timing of payments to and from licensors and corporate partners; and

  .timing of investments in new technologies.

   No regulatory authorities have approved any of our product candidates for marketing, and therefore, we are not generating any revenues from product sales. To achieve and sustain profitable operations, we must, alone or with others, develop successfully, obtain regulatory approval for, manufacture, introduce, market and sell our products. The time frame necessary to achieve market success is long and uncertain. We do not expect to generate product revenues for at least the next few years. We may not generate sufficient product revenues to become profitable or to sustain profitability. If the time required to achieve profitability is longer than we anticipate, we may not be able to continue our business.

If we are not able to obtain sufficient additional funding to meet our expanding capital requirements, we may be forced to reduce or eliminate research programs and product development.

   We have used substantial amounts of cash to fund our research and development activities. In 1999, our operating expenses exceeded $9.0 million. We expect our capital and operating expenditures to increase over the next several years as we expand our research and development activities, address possible difficulties with clinical studies and prepare for commercial sales. Many factors will influence our future capital needs. These factors include:

  . the progress of our research programs;

  . the number and breadth of these programs;

  . our ability to attract collaborators for our products;

  . achievement of milestones under our existing collaborations with Genentech, Kissei and Santen;

  . our ability to establish and maintain additional collaborations;

  . progress by our collaborators: Genentech, Kissei and Santen;

  . the level of our activities relating to commercialization rights we retain in our collaborations;

  . competing technological and market developments;

  . the costs involved in enforcing patent claims and other intellectual property rights; and

  . the costs and timing of regulatory approvals.

   We anticipate that our operating expenses will exceed $20.0 million over the next twelve months. We also expect to purchase capital equipment at a cost of approximately $1.0 million. Following the twelve month period, we expect our operating expenses to increase as we continue to develop our product candidates. We intend to rely on Genentech, Kissei, Santen, future collaborators and the proceeds of this offering for significant funding in support of our development efforts. In addition, we may seek additional funding through public or private equity offerings and debt financings. Additional financing may not be available when needed. If available, such financing may not be on terms favorable to us or our stockholders. Stockholders' ownership will be diluted if we raise additional capital by issuing equity securities. If we raise additional funds through collaborations and licensing arrangements, we may have to give up rights to our technologies or product candidates which are involved in these future collaborations and arrangements or grant licenses on unfavorable terms. If adequate funds are not available, we would have to scale back or terminate research programs and product development. As of June 23, 2000, we had cash on hand of approximately $18.0 million.

We may not be able to successfully compete with biotechnology companies and established pharmaceutical companies.

   The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our competitors in the United States and elsewhere are numerous and include, among others, major multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. These competitors include Abbott, Astra Zeneca, Aventis, Boehringer Ingelheim, Glaxo Wellcome, Pfizer and SmithKline Beecham. Many of these competitors employ greater financial and other resources, including larger research and development staffs and more effective marketing and manufacturing organizations, than we or our collaborative partners. Acquisitions of competing companies and potential competitors by large pharmaceutical companies or others could enhance financial, marketing and other resources available to such competitors. As a result of academic and government institutions becoming increasingly aware of the commercial value of their research findings, such institutions are more likely to enter into exclusive licensing agreements with commercial enterprises, including our competitors, to market commercial products. Our competitors may develop technologies and drugs that are safer, more effective or less costly than any which we are developing or which would render our technology and future drugs obsolete and non-competitive. The products of our competitors marketed to treat chronic bronchitis include anti-inflammatory products, such as Azmacort(R) and Beclovent(R), bronchodilators such as Atrovent(R) and Proventil(R), and antibiotics such as Biaxin(R) and Zithromax(R). Pulmozyme(R), a Genentech product, and TOBI(R) from PathoGenesis are examples of products used to treat cystic fibrosis. The main current treatments for dry eye disease involve artificial tear replacement drops. In addition, alternative approaches to treating diseases which we have targeted, such as gene therapy, may make our product candidates obsolete. Our competitors may also be more successful in production and marketing. See "Business-- Competition" for a discussion of competitors and the advantages of their products.

   In addition, some of our competitors have greater experience than we do in conducting preclinical and clinical trials and obtaining FDA and other regulatory approvals. Accordingly, our competitors may succeed in obtaining FDA or other regulatory approvals for drug candidates more rapidly than we do. Companies that complete clinical trials, obtain required regulatory approvals and commence commercial sale of their drugs before we do may achieve a significant competitive advantage, including patent and FDA marketing exclusivity rights that would delay our ability to market products. Drugs resulting from our research and development efforts, or from our joint efforts with our collaborative partners may not compete successfully with competitors' existing products or products under development.

Failure to hire and retain key personnel may hinder our product development programs and our business development efforts.

   We depend on the principal members of our management and scientific staff, including Christy L. Shaffer, Ph.D., our President, Chief Executive Officer and director; and Gregory J. Mossinghoff, our Chief Business Officer. If any of these people leaves us, we may have difficulties conducting our operations. We have not entered into agreements with any of the above principal members of our management and scientific staff that bind any of them to a specific period of employment. We do not maintain key person life insurance. Our future success also will depend in part on our ability to attract, hire and retain additional personnel skilled or experienced in the pharmaceutical industry. There is intense competition for such qualified personnel. We may not be able to continue to attract and retain such personnel.

Our operations involve a risk of injury from hazardous materials, which could be very expensive to us.

   Our research and development activities involve the controlled use of hazardous materials and chemicals. We cannot completely eliminate the risk of accidental contamination or injury from these materials. If such an accident were to occur, we could be held liable for any damages that result and any such liability could exceed our resources. In addition, we are subject to laws and regulations governing the use, storage, handling and disposal of these materials and waste products. The costs of compliance with these laws and regulations could be substantial.

Use of our products may result in product liability claims for which we may not have adequate insurance coverage.

   Clinical trials or manufacturing, marketing and sale of our potential products by our collaborative partners may expose us to liability claims from the use of those products. Although we carry clinical trial liability insurance, we currently do not carry product liability insurance. We or our collaborators may not be able to obtain or maintain sufficient or even any insurance. If we can, it may not be at a reasonable cost. If we cannot or are unable otherwise to protect against potential product liability claims, we may find it difficult or impossible to commercialize pharmaceutical products we or our collaborators develop. If claims or losses exceed our liability insurance coverage, we may go out of business.

If third party payors will not provide coverage or reimburse patients for any products we develop, our ability to derive revenues will suffer.

   Our success will depend in part on the extent to which government and health administration authorities, private health insurers and other third party payors will pay for our products. Reimbursement for newly approved health care products is uncertain. In the United States and elsewhere, third party payors, such as Medicare, are increasingly challenging the prices charged for medical products and services. Government and other third party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products. In the United States, a number of legislative and regulatory proposals aimed at changing the health care system have been proposed in recent years. In addition, an increasing emphasis on managed care in the United States has and will continue to increase pressure on pharmaceutical pricing. While we cannot predict whether legislative or regulatory proposals will be adopted or what effect those proposals or managed care efforts, including those relating to Medicare payments, may have on our business, the announcement and/or adoption of such proposals or efforts could increase our costs and reduce or eliminate profit margins. Third party insurance coverage may not be available to patients for any products we discover or develop. If government and other third party payors do not provide adequate coverage and reimbursement levels for our products, the market acceptance of these products may be reduced. In various foreign markets, pricing or profitability of medical products is subject to government control.

Because our management will have broad discretion over the use of the proceeds from this offering, the offering proceeds may be used in ways stockholders do not deem to be advisable.

   The net proceeds of this offering are estimated to be approximately $60.1 million, or about $69.3 million if the underwriters exercise their over-allotment option in full. This calculation is based on the initial public offering price of $12.00 per share and assumes that the underwriting discounts and commissions and our estimated offering expenses are $5.9 million, or approximately $6.6 million if the underwriters exercise their over-allotment option in full. Our management will retain broad discretion as to the allocation of the proceeds of this offering, including the timing and conditions of the use of the proceeds. Our management may allocate the proceeds to uses that stockholders do not deem advisable. If management spends the funds unwisely, we may not have sufficient working capital to become profitable.

Our existing directors, executive officers and principal stockholders will retain a substantial amount of our common stock even after this offering and may be able to prevent other stockholders from influencing significant corporate decisions.

   After this offering, our directors, executive officers and current 5% stockholders and their affiliates will beneficially own approximately 60.5% of the common stock. These stockholders, if they all act together, may be able to direct the outcome of matters requiring approval of the stockholders, including the election of our directors and other corporate actions such as our merger with or into another company, a sale of substantially all of our assets and amendments to our amended and restated certificate of incorporation. The decisions of these stockholders may conflict with our interests or those of our other stockholders.

Anti-takeover provisions in our amended and restated certificate of incorporation and bylaws, and our right to issue preferred stock, may discourage a third party from making a take-over offer that could be beneficial to us and our stockholders.

   Our amended and restated certificate of incorporation and bylaws contain provisions which could delay or prevent a third party from acquiring shares of our common stock or replacing members of our board of directors. Our amended and restated certificate of incorporation allows our board of directors to issue shares of preferred stock. The Board can determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. As a result, our board of directors could make it difficult for a third party to acquire a majority of our outstanding voting stock.

   Effective simultaneously with the closing of this offering, our amended and restated certificate of incorporation will provide that the members of the board will be divided into three classes. Each year the terms of approximately one-third of the directors will expire. Our bylaws will not permit our stockholders to call a special meeting of stockholders. Under the bylaws, only our President, Chairman of the Board or a majority of the board of directors will be able to call special meetings. The bylaws also require that stockholders give advance notice to our secretary of any nominations for director or other business to be brought by stockholders at any stockholders' meeting. These provisions may delay or prevent changes of control or management.

   Further, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under this law, if anyone becomes an "interested stockholder" in the company, we may not enter a "business combination" with that person for three years without special approval.

   These provisions could discourage a third party from making a take-over offer and could delay or prevent a change of control.

Our common stock price is likely to be highly volatile and your investment in our stock may decline in value.

   The market price of our common stock is likely to be highly volatile. In addition to various risks described elsewhere in this prospectus, the following factors could also cause volatility and could result in declines in the market price of our common stock:

  . announcements made by us concerning the results of our clinical trials with INS365 Respiratory, INS365 Ophthalmic, INS316 Diagnostic and any other product candidates;

  . changes in government regulations;

  . regulatory actions as a result of their new therapeutic approach;

  . changes in concerns of our collaborators, in particular our collaborations with Genentech, Santen and Kissei;

  . developments concerning proprietary rights including patents by us or our competitors;

  . variations in our operating results; and

  . litigation.

   Extreme price and volume fluctuations occur in the stock market from time to time and that can particularly affect the prices of biotechnology companies. These extreme fluctuations are often unrelated to the actual performance of the affected companies. These broad market fluctuations could result in significant declines in the market price of our common stock.

Future sales by our current stockholders may cause our stock price to decline.

   Sales of our common stock by our current stockholders in the public market after this offering could cause the market price of our stock to fall. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable, or at all. Upon the completion of this offering, we will have 24,444,218 shares of common stock outstanding, assuming no exercise of options or warrants subsequent to May 31, 2000 and assuming no exercise of the underwriters' over-allotment option. Of these outstanding shares of common stock, the 5,500,000 shares sold in this offering will be freely tradable, without restriction under the Securities Act of 1933, as amended, unless purchased by our "affiliates." Existing stockholders, who hold the remaining 18,944,218 shares of common stock, hold "restricted securities" which may be resold in the public market only if registered or if there is an exemption from registration, such as Rule 144 under the Securities Act.

   Immediately following the completion of this offering, holders of 16,340,084 shares of common stock and options and warrants to purchase 356,823 shares of common stock will be entitled to registration rights. Upon registration, these shares may be freely sold in the public market.

   All of our officers, directors and holders of at least one percent of our stock have signed lock-up agreements, in which they agreed that they will not, directly or indirectly, offer, sell or agree to sell, or otherwise dispose of any shares of our common stock or other securities in the public market without the prior written consent of Deutsche Bank Securities Inc. for a period of 180 days after the final prospectus relating to this offering. The lock-up agreements do not apply to any shares acquired in this offering through the directed share program. The agreement of one of the stockholders excludes 118,264 shares currently held and all shares acquired in the future. Upon expiration of the lock-up agreements approximately 16,975,000 shares of common stock covered by these agreements will be immediately eligible for resale, subject to the requirements of Rule 144.

   We may issue additional shares:

  . to employees, directors and consultants;

  . in connection with corporate alliances;

  . in connection with acquisitions; and

  . to raise capital.

   As a result of these factors, a substantial number of shares of our common stock could be sold in the public market at any time.

Purchasers in this offering will suffer immediate dilution in the net tangible book value of the common stock that is purchased.

   If you purchase common stock in this offering, the value of your shares based upon the actual book value of the company will immediately be less than the offering price you paid. This is known as "dilution." Based upon the net tangible book value of the common stock at March 31, 2000, your shares will be worth $9.04 less per share than the price you paid in the offering. If holders of our outstanding options and warrants exercise any of their options and warrants, additional dilution is likely to occur.

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "could," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend," "potential," or "continue," the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus, to conform such statements to actual results or to note any changes or exceptions.

                       SPECIAL NOTE REGARDING MARKET DATA

   Statistical market data contained in "Prospectus Summary" and in "Business" come from or are based on estimates prepared by us using data from various sources. In certain cases we have made assumptions based on such data and our knowledge of the specific diseases, which assumptions we believe to be reasonable. References to prevalence and market size in the major international pharmaceutical markets refer to the United States, Canada, Japan, Germany, France, Italy, Spain and the United Kingdom, except that figures for chronic bronchitis exclude Canada. With respect to chronic bronchitis, we have relied on data from a Decision Resources report published in 1998, reporting 1996 prevalence and market size and estimated 2001 market size. With respect to cystic fibrosis, prevalence data is based, in the case of the United States, on a Cystic Fibrosis Foundation report published in 1999 and, in the case of the major international pharmaceutical markets, on a 1994 Decision Resources report; market size solely for the United States was estimated from patient usage data from a Cystic Fibrosis Foundation report published in 1998. With respect to sinusitis, we estimated prevalence solely in the United States based on data contained in a 1998 report from the Centers for Disease Control and Prevention projected for the U.S. population as a whole. With respect to dry eye disease, we have estimated market size based on 1996 data published in a 1997 IMS report, and we estimated prevalence in the major international pharmaceutical markets by extrapolating, based on population, from U.S. figures set forth in Lacrimal Gland, Tear Film, and Dry Eye Syndrome (New York, 1998). With respect to retinal detachment, we have estimated prevalence in the major international pharmaceutical markets by extrapolating, based on population, from a twenty year study ending in 1995 conducted by the Department of Ophthalmology, Mayo Clinic in a metropolitan area in the United States.

                                USE OF PROCEEDS

   We estimate that we will receive net proceeds from this offering of approximately $60.1 million, or approximately $69.3 million if the underwriters exercise their over-allotment option in full. We have estimated that the underwriting discounts and commissions and our offering expenses will be approximately $5.9 million, or approximately $6.6 million if the underwriters exercise their over-allotment option in full.

   We estimate that we will use approximately 50% of the net proceeds of this offering for the clinical development of our product candidates and product commercialization. We estimate that we will use approximately 25% of the net proceeds of this offering for discovery research and preclinical activities. We estimate that we will use approximately 20% of the net proceeds on working capital and general corporate purposes. We may also use approximately 5% of the net proceeds to acquire businesses, technologies or products complementary to our business even though we do not currently have any specific plans.

   The information above represents our best estimate of our use of the net proceeds of this offering based upon the current state of our business operations, our current business plan and strategy and current economic and industry conditions. Actual allocation of the net proceeds may differ from the estimates set forth above. The amount and timing of our expenditures will vary depending on the following:

  . the progress of our clinical and preclinical development projects;

  . signing of new corporate partners and the attainment of milestones with our existing corporate partners;

  . the progress of our research and development activities;

  . technological changes;

  . competitive conditions; and

  . general industry and economic conditions.

   Pending use of the net proceeds for the purposes described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

   We have never declared or paid any dividends on our common stock. Following this offering, our board of directors will determine and may change from time to time our dividend practices with respect to our common stock. Any payment of dividends will be based upon our earnings, financial condition, capital requirements and other factors considered important by our board of directors. Under Delaware law and our amended and restated certificate of incorporation, our board of directors is not required to declare dividends on our common stock. We expect to retain all earnings, if any, generated by our operations for the development and growth of our business and do not anticipate paying any dividends to our stockholders in the foreseeable future.

   Since December 17, 1999, dividends have been accruing on our Series G preferred stock at prime rate plus 1%. Such accrued dividends will be paid to the holders of Series G preferred stock in shares of common stock upon the automatic conversion of the Series G preferred stock into common stock upon the closing of this offering.

                                 CAPITALIZATION

   You should read the following table with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes included elsewhere in this prospectus. The table shows as of March 31, 2000:

  . our actual capitalization;

  . our pro forma capitalization after giving effect to the automatic conversion, at the time of the closing of this offering, of our outstanding shares of preferred stock into 16,325,932 shares of our common stock and a 1-for-1.75 reverse-split of our common stock that will take effect before the closing date of this offering; and

  . our pro forma as adjusted capitalization, adjusted to show the sale of 5,500,000 shares of common stock sold in this offering at the initial public offering price of $12.00 per share after deducting underwriting discounts and commissions and our estimated offering expenses.

                                                        March 31, 2000
                                                -------------------------------
                                                                     Pro forma
                                                 Actual   Pro forma As Adjusted
                                                --------  --------- -----------
                                                 (in thousands, except share
                                                            data)
Notes payable and capital leases, excluding
 current portion............................... $    445   $   445    $   445
Stockholders' equity:
  Convertible preferred stock, $0.001 par
   value; 52,000,000 shares authorized;
   28,059,666 shares issued and outstanding
   (actual); no shares issued or outstanding
   (pro forma and pro forma as adjusted).......   45,895       --         --
  Common stock, $0.001 par value; 56,000,000
   shares authorized; 2,604,134 shares issued
   and outstanding (actual); 18,930,066 shares
   issued and outstanding (pro forma);
   60,000,000 shares authorized; 24,430,066
   shares issued and outstanding (pro forma as
   adjusted)...................................        2        19         24
  Additional paid-in capital...................    8,772    54,932    115,007
  Accumulated deficit..........................  (35,799)  (35,799)   (35,799)
  Deferred compensation........................   (4,931)   (4,931)    (4,931)
                                                --------   -------    -------
    Total stockholders' equity.................   13,939    14,221     74,301
                                                --------   -------    -------
Total capitalization........................... $ 14,384   $14,666    $74,746
                                                ========   =======    =======

   This table assumes no exercise of stock options or warrants outstanding as of March 31, 2000. As of March 31, 2000, there were options outstanding under our stock plan to purchase a total of 1,906,241 shares of common stock with a weighted average exercise price of $3.69 per share, 265,397 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $7.72 per share, and 208,170 shares of preferred stock reserved for the exercise of outstanding warrants for preferred stock that will convert into warrants to purchase 118,954 shares of our common stock at the time of the closing of this offering with a weighted average exercise price of $2.10 per share.

                                    DILUTION

   Our historical net tangible book value as of March 31, 2000 was approximately $11.9 million, or $4.58 per share, based on the number of common shares outstanding as of March 31, 2000. Historical net tangible book value per share is equal to the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of March 31, 2000.

   As of March 31, 2000, our pro forma net tangible book value was approximately $12.2 million or $0.64 per share after taking into account the delivery of 16,325,932 shares of common stock upon the automatic conversion, at the time of the closing of this offering, of our outstanding shares of preferred stock. Without taking into account any other changes in our net tangible book value after March 31, 2000, other than to give effect to this offering at the initial offering price of $12.00 per share and our receipt of the estimated net proceeds from the offering, our net tangible book value, pro forma as adjusted at March 31, 2000, would have been approximately $72.3 million or $2.96 per share. This represents an immediate increase in net tangible book value of $2.32 per share of our common stock to present stockholders and an immediate dilution of $9.04 per share to new investors. The following table shows this dilution:

Initial public offering price per share..........................       $12.00
  Historical net tangible book value per share at March 31,
   2000.......................................................... $4.58
  Decrease per share attributed to the conversion of preferred stock.........................................................  3.94
                                                                  -----
  Pro forma net tangible book value per share before this
   offering......................................................         0.64
  Increase per share attributable to new investors...............         2.32
                                                                        ------
Pro forma as adjusted net tangible book value per share after
 this offering...................................................         2.96
                                                                        ------
Dilution per share to new investors..............................       $ 9.04
                                                                        ======

   If the underwriters exercise their over-allotment in full, there will be an increase in pro forma as adjusted net tangible book value to $3.23 per share to existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $8.77 to new stockholders. Our existing stockholders would own 75.0%, and our new public investors would own 25.0% of the total number of shares of our common stock outstanding after this offering.

   The following table summarizes, on a pro forma basis as of March 31, 2000, the differences between existing stockholders and investors in this offering including the number and percentage of shares of our common stock purchased from us, the amount and percentage of consideration paid and the average price paid per share of our common stock, before deduction of underwriting discounts and commissions and our estimated offering expenses:

                              Shares Owned    Total Consideration
                           ------------------ -------------------- Average Price
                             Number   Percent    Amount    Percent   Per Share
                           ---------- ------- ------------ ------- -------------
Existing stockholders..... 18,930,066   77.5% $ 47,174,230   41.7%    $ 2.49
New investors.............  5,500,000   22.5    66,000,000   58.3     $12.00
                           ----------  -----  ------------  -----
  Total................... 24,430,066  100.0% $113,174,230  100.0%    $ 4.63
                           ==========  =====  ============  =====

   The discussion and tables above assume no exercise of stock options or warrants outstanding as of March 31, 2000. As of March 31, 2000, there were options outstanding under our stock plan to purchase a total of 1,906,241 shares of common stock with a weighted average exercise price of $3.69 per share, 265,397 shares of common stock reserved for the exercise of outstanding warrants with a weighted average exercise price of $7.72 per share and 208,170 shares of preferred stock reserved for the exercise of outstanding warrants for preferred stock with a weighted average exercise price of $1.20 per share, which will convert into warrants to purchase 118,954 shares of our common stock at the time of the closing of this offering with a weighted average exercise price of $2.10 per share. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA
                     (in thousands, except per share data)

   The following selected financial data should be read with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1997, 1998 and 1999, and the balance sheet data at December 31, 1998 and 1999 are derived from financial statements included elsewhere in this prospectus that have been audited by PricewaterhouseCoopers LLP, independent auditors. The statement of operations data for the fiscal years ended December 31, 1995 and 1996 and the balance sheet data at December 31, 1995, 1996 and 1997 are derived from our audited financial statements that are not included in this prospectus. The statement of operations data for the three months ended March 31, 1999 and 2000 and the balance sheet data as of March 31, 2000 have been derived from our unaudited financial statements included elsewhere in this prospectus. These unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of financial position, results of operations and cash flows. Historical results do not necessarily show future results.

                                                                       Three Months Ended
                                  Year Ended December 31,                   March 31,
                          -------------------------------------------  -------------------
                           1995     1996     1997     1998     1999       1999      2000
                          -------  -------  -------  -------  -------  ----------- -------
                                                                           (unaudited)
Statement of Operations
 Data:
Revenue.................  $   --   $   --   $   --   $   360  $ 1,104    $   270   $ 1,154
                          -------  -------  -------  -------  -------    -------   -------
Operating Expenses:
  Research and
   development (excludes
   $0, $0, $0, $68,
   $671, $99 and $266,
   respectively, of
   stock based
   compensation)........    1,539    4,207    6,569    5,529    7,179        801     2,316
  General and
   administrative
   (excludes $0, $0, $0,
   $46, $363, $73 and
   $130, respectively,
   of stock based
   compensation)........    1,050    1,531    1,494    1,921    1,887        595       671
  Stock based
   compensation.........      --       --       --       114    1,034        172       396
                          -------  -------  -------  -------  -------    -------   -------
Total operating
 expenses...............    2,589    5,738    8,063    7,564   10,100      1,568     3,383
                          -------  -------  -------  -------  -------    -------   -------
Operating loss..........   (2,589)  (5,738)  (8,063)  (7,204)  (8,996)    (1,298)   (2,229)
Other income (expense),
 net....................     (115)     (44)     116       36      122          5       109
                          -------  -------  -------  -------  -------    -------   -------
Loss before provision
 for income taxes.......   (2,704)  (5,782)  (7,947)  (7,168)  (8,874)    (1,293)   (2,120)
Provision for income
 taxes..................      --       --       --       360       60        --        150
                          -------  -------  -------  -------  -------    -------   -------
Net loss................   (2,704)  (5,782)  (7,947)  (7,528)  (8,934)    (1,293)   (2,270)
Preferred stock
 dividends..............      --       --       --       --       (62)       --       (242)
                          -------  -------  -------  -------  -------    -------   -------
Net loss available to
 common stockholders....  $(2,704) $(5,782) $(7,947) $(7,528) $(8,996)   $(1,293)  $(2,512)
                          =======  =======  =======  =======  =======    =======   =======
Net loss per common
 share--basic and
 diluted................  $ (1.73) $ (3.22) $ (4.01) $ (3.65) $ (3.75)   $ (0.58)  $ (1.01)
                          =======  =======  =======  =======  =======    =======   =======
Weighted average common
 shares outstanding--
 basic and diluted......    1,567    1,798    1,981    2,061    2,401      2,232     2,497
Pro forma net loss per
 common share--basic and
 diluted................                                      $ (0.57)             $ (0.12)
                                                              =======              =======
Pro forma weighted
 average common shares
 outstanding--basic and
 diluted................                                       15,566               18,810
                                       December 31,                     March 31,
                          -------------------------------------------  -----------
                           1995     1996     1997     1998     1999       2000
                          -------  -------  -------  -------  -------  -----------
                                                                       (unaudited)
Balance Sheet Data:
Cash and cash
 equivalents............  $ 6,537  $   843  $ 5,826  $ 4,138  $22,728    $20,858
Total assets............    7,953    2,568    7,229    5,446   25,620     24,157
Convertible preferred
 stock..................    9,100    9,100   22,067   24,467   45,895     45,895
Common stock............        2        2        2        2        2          2
Total stockholders'
 equity.................    6,277      508    5,546      664   16,035     13,939

   See the financial statements and notes included elsewhere in this prospectus for a description of the computation of the historical and pro forma net loss per share and the number of shares used in the historical and pro forma per share calculations in the statement of operations data above.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read this section with the financial statements and notes included elsewhere in this prospectus.

Overview

   We were founded in October 1993 under the name Innovative Pharmaceuticals, Inc. We changed our name to Inspire Pharmaceuticals in June 1994. In March 1995, we commenced operations following our first substantial financing. Since that time, we have engaged in research and development efforts related to the P2Y\\2\\ receptor, which coordinates the body's innate defense mechanisms of mucosal hydration and mucociliary clearance. To date, we have three product candidates in advanced clinical development. Our collaborators include Genentech, Kissei and Santen.

   To date, we have devoted substantially all of our efforts to research, clinical development and establishing strategic partnerships for the development and potential marketing of our product candidates when they are approved. We have not derived any commercial revenues from product sales and we do not expect to receive sales revenues for at least the next several years. We recognized $360,000 and $1.1 million in revenues from a collaborative research and development agreement with Kissei in 1998 and 1999, respectively, and will recognize revenues in 2000 from our collaborative research and development agreements with Kissei and Genentech. We have incurred significant operating losses since our inception in 1993 and, as of March 31, 2000, we had an accumulated deficit of $35.8 million. We have funded our losses by raising $45.9 million, net of issuance costs, in private sales of equity securities. There can be no assurance if or when we will become profitable. We expect that our losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. Our achieving profitability depends upon our ability, alone and with others, to successfully complete the development of our product candidates, obtain required regulatory clearances and successfully manufacture and market our products.

   We recognize revenue under our collaborative research and development agreements when we have performed services under such agreements or when we or our collaborative partner has met a contractual milestone triggering a payment to us. Non-refundable fees received at the initiation of collaborative agreements for which we have an ongoing research and development commitment are deferred and recognized ratably over the period of the ongoing research and clinical development commitment. We are also entitled to receive milestone payments under our collaborative research and development agreements based upon achievement of development milestones by us or our collaborative partners. We recognize milestone payments as revenues ratably over the remaining period of our research and clinical development commitment beginning at the date the milestone is achieved and acknowledged by the collaborative partner, which is generally at the date payment is received from the collaborative partner.

Results of Operations

Three Months Ended March 31, 2000 and March 31, 1999


   Revenues. Revenues are derived from collaborative research and development agreements with strategic partners. We receive milestone payments under these collaborative research and development agreements based both on achievement by us and our partners of defined development milestones.

   Our revenues increased $930,000 in the three months ended March 31, 2000 to $1.2 million from $270,000 in the three months ended March 31, 1999. This increase was due to $858,000 in revenue recognized during the three months ended March 31, 2000 related to the up front payments received from Kissei in 1998 and Genentech in December 1999 as well as $72,000 in revenues recognized related to the milestone payments we received from Kissei in the fourth quarter of 1999 and the first quarter of 2000. These amounts are being recognized as revenues over the period of our ongoing research and development commitment under the collaborative research agreements with Kissei and Genentech. The development milestones which were achieved in the fourth quarter of 1999 and the first quarter of 2000 related to our completion of Phase I clinical trial and initiation of clinical trials by Kissei.

   Research and Development. Our research and development expenses are comprised of personnel and related costs and costs of contract research organizations that are performing research and development activities, including clinical studies, for us, and costs of filing and maintaining our patent portfolio.

   Research and development expenses increased $1.5 million to $2.3 million in the three months ended March 31, 2000 from $800,000 in the three months ended March 31, 1999. This increase was due to an increase of $600,000 in contract research costs related to clinical studies, an increase of $600,000 in costs related to preclinical activities as we added research personnel to support our increased discovery activity related to new compounds and potential new indications for existing compounds and an increase of $290,000 in personnel and related costs. We have contractual arrangements or purchase commitments with various clinical research organizations, manufacturers of drug products and others related to our research and development activities. The amount of our financial commitments under these arrangements totals approximately $4.8 million.

   General and Administrative. Our general and administrative expenses consist primarily of personnel and related costs for general corporate functions, including finance, accounting, legal, human resources, facilities and information systems expenses.

   General and administrative expense increased $80,000 to $670,000 in the three months ended March 31, 2000 from $590,000 in the three months ended March 31, 1999. This increase resulted from higher facilities and equipment costs and to a lesser extent from increased employee related costs due to our increased business activities.

   Stock Based Compensation. Stock based compensation expense consists of the amortization of deferred compensation, related to stock options granted to employees with an exercise price below the estimated fair market value of our common stock at the date of the grant.

   Stock based compensation expense increased $230,000 to $400,000 in the three months ended March 31, 2000 from $170,000 in the three months ended March 31, 1999. This increase relates to the amortization of deferred compensation recorded related to stock option grants made subsequent to March 31, 1999. We expect to recognize approximately $1.6 million, $1.6 million, $1.5 million and $600,000 of stock based compensation expense in each of the years ended December 31, 2000, 2001, 2002 and 2003, respectively.

   Other Income (Expense), Net. Other income (expense), net consists of interest income earned on cash deposits and short-term investments, reduced by interest expense on notes payable and capital lease obligations and gains and losses on sales of property and equipment.

   Other income (expense), net increased by $100,000 to income of $110,000 in the three months ended March 31, 2000 from $10,000 in the three months ended March 31, 1999. The increase was due to higher interest income earned from higher average cash and investment balances partially offset by increased expense on leased equipment.

   Provision For Income Taxes. Provision for income taxes increased to $150,000 in the three months ended March 31, 2000 from zero in the three months ended March 31, 1999. The increase in income tax expense relates to withholding taxes paid on the milestone payment received from Kissei in the first quarter of 2000.

Year Ended December 31, 1999 and 1998

   Revenues. Our revenues increased $740,000 to $1.1 million in 1999 from $360,000 in 1998. Revenue for 1998 and 1999 included $360,000 and $1.1 million in revenues recognized related to the receipt of a non-refundable license fee from Kissei which we are recognizing as revenue ratably over the period of our future research and development commitment. In December 1999, we received a $5.0 million payment from Genentech in connection with the signing of our collaborative research agreement. This amount was deferred and will be recognized ratably as revenue over the period of our research commitment for our development of INS365 Respiratory, which is expected to occur in 2000 and 2001. Revenue for 1999 also includes $24,000 in revenue recognized related to a $600,000 milestone payment received under our collaborative research and development agreement with Kissei which is related to a development milestone reached by us on behalf of Kissei. This milestone payment is being recognized as revenue ratably over the remaining period of our research and development commitment.

   Research and Development. Research and development expense increased by approximately $1.7 million to $7.2 million in 1999 from $5.5 million in 1998. This increase was due to an increase of approximately $400,000 in contract research costs related to clinical studies $185,000 in increased personnel and related costs as we added personnel to support the expansion of our clinical study activities and an increase of $1.2 million in costs related to preclinical activities as we added research personnel to support our increased discovery activity related to new compounds and potential new indications for existing compounds.

   General and Administrative. General and administrative expenses decreased by approximately $30,000 to $1.9 million in 1999. The decrease in general and administrative expense is primarily due to decreased facilities and equipment costs in 1999.

   Stock Based Compensation. We recorded deferred compensation of approximately $2.7 million in 1998 and $3.4 million in 1999. Deferred compensation is amortized to operating expense over the vesting period of the related stock options which is generally four years. Stock based compensation expense increased to $1.0 million in 1999 as compared to $110,000 in 1998.

   Other Income (Expense), Net. Other income (expense), net increased by approximately $80,000 to income of $120,000 in 1999 as compared to income of $40,000 in 1998. The increase is primarily due to an increase in interest income of $60,000 due to higher average cash and investment balances in 1999 as compared to 1998, a decrease in interest expense of approximately $5,000 resulting from the lower average notes payable balance in 1999 as compared to 1998 and a decrease in loss on disposal of property, plant and equipment of $10,000.

   Provision For Income Taxes. Provision for income taxes decreased by approximately $300,000 to $60,000 in 1999 from $360,000 in 1998. Income taxes in 1999 and 1998 are comprised of Japanese withholding taxes on license payments received from Kissei. The decrease in income tax expense is due to the reduction in license payments received from Kissei in 1999 as compared to 1998.

Year Ended December 31, 1998 and 1997

   Revenues. Our revenues increased to $360,000 in 1998 from zero in 1997. This increase was the result of the receipt of a non-refundable license fee from Kissei in 1998 which is being recognized ratably as revenue over the estimated period of our ongoing research and development commitment.

   Research and Development. Research and development expense decreased by approximately $1.1 million to $5.5 million in 1998 from $6.6 million in 1997. This decrease was due primarily to the fact that in 1997, we were required to make milestone payments of $500,000 to entities from which we licensed some of our drug compounds while we made only $30,000 of such license payments in 1998. In addition, in 1998 we had a decline of approximately $800,000 in costs related to clinical and preclinical studies as compared to 1997.

   General and Administrative. General and administrative expenses increased by approximately $400,000 to $1.9 million in 1998 from $1.5 million in 1997. The increase in general and administrative expenses is primarily due to an increase in personnel costs as we added administrative and finance staff in 1998 to support the growth in our business.

   Stock Based Compensation. Stock based compensation expense increased to $110,000 in 1998 from zero in 1997 because before 1998 all stock option grants had been made with an exercise price equal to the fair value of our common stock at the date of the grant.

   Other Income (Expense), Net. Other income (expense), net decreased by $80,000 to income of $40,000 in 1998 as compared to income of $120,000 in 1997. The decrease is due to a decrease in interest income of $110,000 due to lower average cash and investment balances in 1998 as compared to 1997 partially offset by a decrease in interest expense on capital leases of $50,000.

   Provision For Income Taxes. Provision for income taxes increased to $360,000 in 1998 from zero in 1997. Income taxes in 1998 are comprised of Japanese withholding taxes on the license payment received from Kissei. No such license payments were received in 1997.

Liquidity and Capital Resources

   We have historically derived a significant portion of our liquidity and operating capital from the private placements of preferred stock and from payments received under collaboration or license agreements related to our technologies. At March 31, 2000, cash and cash equivalents totalled $20.8 million, a decrease of $1.9 million as compared to December 31, 1999. This decrease resulted from cash used to fund our operating loss for the three months ended March 31, 2000. At December 31, 1999, cash and cash equivalents totaled $22.7 million, an increase of $18.6 million as compared to December 31, 1998. The increase in cash and cash equivalents resulted from our receipt of $21.4 million in net proceeds from the private placement of our Series E and Series G preferred stock in July, October and December 1999. In addition, we received a non-refundable license fee of $5.0 million upon the signing of a collaboration agreement with Genentech on December 17, 1999, which was recorded as deferred revenue, and a milestone payment of $600,000 from Kissei in 1999. Cash used for operating expenses during 1999 was $7.8 million, excluding the license fees and milestone payments received from Genentech and Kissei which totaled $5.6 million.

   Cash used by operations of $1.4 million during the three months ended March 31, 2000 represented our net loss of $2.2 million for the three months ended March 31, 2000 reduced by a $350,000 net increase in deferred revenue related to the receipt of a $1.5 million milestone payment from Kissei in January 2000 partially offset by $1.1 million in amortization of deferred revenue. Cash used in investing activities of $380,000 was comprised of purchases of equipment.

   Cash used by financing activities of $50,000 represents payments on capital lease obligations of $70,000 partially offset by receipt of $20,000 in proceeds from exercise of stock options.

   Cash used by operations of $2.2 million during 1999 represented our net loss of $8.9 million partially offset by the $5.0 million license fee received upon the signing of the Genentech agreement in December 1999, non-cash charges to our net loss of $1.7 million and an increase in accounts payable and accrued liabilities of $510,000. The increase in accounts payable and accrued liabilities is primarily due to the increase in spending in our clinical and preclinical activities in 1999 as compared to 1998.

   Cash used in investing activities of $150,000 was comprised of purchases of property and equipment.

   Cash provided by financing activities of $21.0 million resulted from the receipt of $11.4 million in net proceeds from the sale of our Series E preferred stock in July and October 1999 and net proceeds of $10.0 million from the sale of our Series G preferred stock in December 1999 partially offset by payments of $460,000 on our capital lease obligations.

   At December 31, 1998, cash and cash equivalents totaled $4.1 million, a decrease of $1.7 million as compared to December 31, 1997. The decrease in cash and cash equivalents resulted from cash used in operations of $3.6 million, which was primarily due to our net loss, and $460,000 in payments on our notes payable and capital lease obligations partially offset by $2.4 million in proceeds received from the sale of our Series C and Series D preferred stock in September and December 1998.

   Cash used by operations in 1998 of $3.6 million reflects our net loss of $7.5 million partially offset by an increase in deferred revenue of $3.6 million related to the upfront payment received from Kissei, non-cash charges of $800,000 and a decrease in accounts payable and accrued liabilities of $110,000. The decrease in accounts payable and accrued liabilities resulted primarily from timing of the receipt of invoices related to our clinical and preclinical activities.

   Cash used by investing activities in 1998 of $40,000 represented the purchase of property and equipment partially offset by the proceeds from disposal of property and equipment.

   Cash provided by financing activities of $2.0 million resulted from the receipt of $900,000 in proceeds from the sale of our Series C preferred stock in September 1998 and the receipt of $1.5 million in proceeds from the sale of our Series D preferred stock in December 1998 partially offset by $460,000 in payments on our notes payable and capital lease obligations.

   We have experienced a substantial increase in our operating expenses since our inception in connection with the increase in the number of compounds in both preclinical and clinical development. We have contractual commitments and purchase arrangements with various clinical research organizations, manufacturers of drug products and others. Most of these arrangements are for periods of less than 12 months. The amount of the Company's financial commitment under these arrangements totals approximately $4.8 million. Our capital requirements are expected to continue to increase as we expect to move more compounds into clinical trials during 2000. The timing and amount of these expenditures will depend upon numerous factors, including:

  . timing of initiation of clinical trials;

  . design and duration of clinical trials;

  . our ability to negotiate favorable terms with contract research organizations to perform these clinical trials;

  . number of compounds and level of our preclinical activities; and

  . timing of achievement by us or our partners of development milestones and resulting receipt by us of milestone payments under our collaborative research agreements.

   We expect that the proceeds from this offering, combined with our current cash and cash equivalents, short-term investments and funding from existing collaborative arrangements will be sufficient to fund our operations for at least the next two years. This estimate is a forward-looking statement that involves risks and uncertainties which are described under the caption "Risk Factors" in this prospectus.

Recently Enacted Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. This Standard establishes accounting and reporting standards for derivatives and hedging activities and supersedes and amends a number of existing standards. The Standard, as amended by Statement of Financial Accounting Standard No. 137, is effective for all fiscal quarters in all fiscal years beginning after June 15, 2000, but earlier application is encouraged. Upon the Standard's application, all derivatives are required to be recognized in the statement of financial position as either assets or liabilities and to be measured at fair value. In addition, all hedging relationships must be designated, reassessed and documented. The Company does not currently, nor does it intend in the future, to use derivative instruments and, as a result, it does not expect that the adoption of SFAS 133 will have any impact on its financial position or results of operations.

Impact Of Year 2000

   Many currently installed computer systems and software products were unable to distinguish between twentieth century dates and twenty-first century dates. As a result, many companies had to upgrade or replace their software and computer systems to comply with year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

   State of Readiness. The majority of the computer programs and hardware we currently use in our own internal operations did not require replacement or modification as a result of the year 2000 issue. We have not, to date, experienced any material year 2000 problem. We believe that our significant vendors and service providers are year 2000 compliant, and we have not, to date, been made aware that any of our significant vendors or service providers have suffered disruptions in their systems.

   Costs. To date, we have incurred some expenses, which have not been significant, related to the operating costs associated with time spent by employees in the evaluation process and year 2000 compliance testing generally. We presently do not anticipate that future expenditures will be significant.

   Risks. We completed internal assessments of our year 2000 readiness prior to December 31, 1999, with emphasis on our operating and administrative systems and are not aware of any year 2000 problems that could reasonably be expected to have a significant negative effect on our business. Our assessment plans consisted of internal testing of our systems, contacting third party vendors of hardware, software and services, assessing and implementing repairs or replacements as required and developing contingency plans if year 2000 problems still arise. We contacted our major vendors for software, hardware and related services. These vendors indicated that they are year 2000 compliant. To date, we have not experienced any significant year 2000 problems. However, we can not guarantee that we have identified all year 2000 compliance problems in our infrastructure that may require substantial revisions and repairs. Also, despite our testing and reviews, we may experience year 2000 problems related to the third party software, hardware or other systems on which we are reliant, and any of these problems may be time consuming or expensive to fix.

   Contingency Plan. We have been engaged in an ongoing assessment of our readiness and have developed contingency plans to address year 2000 problems that may arise. The results of our analyses and the responses received from third party vendors and service providers were taken into account in developing these plans.

Quantitative and Qualitative Disclosures about Market Risk

   Our exposure to market risk for changes in interest rates relates to the increase or decrease in the amount of interest income we can earn on our investment portfolio and on the increase or decrease in the amount of interest expense we must pay with respect to our various outstanding debt instruments. Our risk associated with fluctuating interest expense is limited, however, to our capital lease obligations, the interest rates are closely tied to market rates and our investments in interest rate sensitive financial instruments. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. We ensure the safety and preservation of our invested principal funds by limiting default risk, market risk and reinvestment risk. We reduce default risk by investing in investment grade securities. A hypothetical 100 basis point drop in interest rates along the entire interest rate yield curve would not significantly affect the fair value of our interest sensitive financial instruments at December 31, 1998, December 31, 1999 or March 31, 2000. Declines in interest rates over time will, however, reduce our interest income while increases in interest rates over time will increase our interest expense.

                                    BUSINESS

Overview

   We discover and develop new drugs, or pharmaceutical products, to treat diseases characterized by deficiencies in the body's innate defense mechanisms of mucosal hydration and mucociliary clearance. Our products are based on our proprietary technology relating to P2Y receptors. Studies indicate that a subtype of this family, the P2Y\\2\\ receptor, coordinates the mechanisms of mucosal hydration and mucociliary clearance. These complex mechanisms, which involve movement of salt and water, a protein substance made in specialized cells that act to lubricate surfaces, called mucin, and the movement of cilia, or hairlike projections on the surface of cells that move together in a sweeping motion to move liquid and particles forward, can be regulated therapeutically through the stimulation of this receptor. Our lead products target respiratory and ophthalmic diseases with inadequate current treatments. We currently have three product candidates in advanced clinical development:

  .  INS365 Respiratory for the treatment of chronic bronchitis;

  .  INS365 Ophthalmic for the treatment of dry eye disease; and

  . INS316 Diagnostic to aid in the diagnosis of lung cancer and lung infection.

   In addition, we have two products that are scheduled to enter clinical trials within the next 12 months: INS37217 Respiratory for the treatment of cystic fibrosis and INS37217 Ophthalmic for the treatment of retinal disease. We have entered into development and commercialization alliances with Genentech, Kissei and Santen. We are also exploring other target diseases where we believe P2Y receptors play important biological roles.

   We commenced operations in March 1995. At that time, we acquired a license to our initial technology, including patents relating to P2Y receptors and on method of use for INS316 in the respiratory area, from The University of North Carolina at Chapel Hill. We initially focused on the clinical development of INS316 for the treatment of respiratory diseases such as cystic fibrosis and chronic bronchitis. In early 1996, we initiated a research program to develop an improved P2Y\\2\\ agonist compound, INS365. A joint patent for this compound was granted to us and The University of North Carolina at Chapel Hill. We began preclinical studies of INS365 for respiratory uses in 1997, and clinical testing of INS365 for respiratory uses in early 1998. We filed an investigational new drug application (IND) in the United States in the spring of 1998. We acquired an exclusive license to use INS365 to treat respiratory disease from The University of North Carolina at Chapel Hill in 1998. During the development of INS365 for respiratory uses, our scientists began to recognize the potential for using INS365 to treat eye diseases such as dry eye. We initiated ophthalmic clinical testing of INS365 in the United Kingdom in early 1999 and filed an IND in the United States in the fall of 1999. Our chemistry lab also synthesised INS37217, a new P2Y\\2\\ receptor agonist, in 1998. We began preclinical testing of INS37217 for respiratory uses in 1998, and for ophthalmic uses in 1999. This preclinical work for the respiratory uses necessary for initial clinical testing is completed; the preclinical testing for ophthalmic uses is ongoing.

Industry Background

   Mucosal hydration and mucociliary clearance processes are observed at a number of human mucosal surfaces including those in the respiratory tract, eyes and sinuses. Mucosal hydration and mucociliary clearance are natural mechanisms for cleansing and protecting mucosal surfaces and require a coordinated balance of salt, water and mucus. Studies indicate that P2Y\\2\\ receptors regulate these mechanisms on epithelial cells that line mucosal surfaces.

Diseases that are characterized by impairment of mucosal hydration and mucociliary clearance include chronic bronchitis, sinusitis, cystic fibrosis and dry eye disease.

Respiratory

   For lungs to function normally, airway surfaces must be kept properly hydrated and clear of particles. Airway liquid, including salt and water, is secreted through channels in the membranes of respiratory epithelial cells. Mucus, secreted by goblet cells, traps microorganisms and particulates. Specialized epithelial cells containing cilia beat synchronously to propel the overlying "mucociliary blanket" of salt, water and mucus to the mouth and throat where secretions are swallowed or expelled. This process is the principal mechanism by which the body keeps airway surfaces free of dust, pollutants, bacteria and viruses. Genetic and environmental factors can lead to a breakdown in the normal process of mucosal hydration and mucociliary clearance that is observed in many debilitating respiratory diseases, including chronic bronchitis and cystic fibrosis. Studies indicate that stimulating P2Y\\2\\ receptors with effective agonists can help restore the respiratory system's innate defense mechanisms.

  Chronic Bronchitis

   Chronic bronchitis is a serious and potentially life-threatening lung condition characterized by acute and chronic airway inflammation, chronic obstruction of airflow and a mucus-producing cough. Patients with chronic bronchitis experience shortness of breath, labored breathing, excessive and chronic coughing and production and retention of excessive mucus. Chronic bronchitis can be caused by smoking, environmental toxins, and viral or bacterial infections. Chronic bronchitis is defined by the American Thoracic Society as the presence of a mucus-producing cough most days of the month, three months of the year, for at least two successive years without obvious alternative explanation. Patients with chronic bronchitis experience acute flare-ups of the illness, their medication usage increases and they may require hospitalization. If left untreated, these patients experience progressive deterioration in lung function, which can eventually result in respiratory failure and death.

   The American Thoracic Society guidelines for the treatment of chronic bronchitis recommend three main objectives to pharmaceutical intervention: dilation of the airways, reduction of airway inflammation, and clearance of retained respiratory secretions. Current management of chronic bronchitis treats the symptoms, but does not cure the disease, and is based on the degree of airflow obstruction and the extent of the patient's disability. Physicians generally prescribe bronchodilators, which act to open airways in the lungs. These are usually inhaled medications such as Serevent(R), Ventolin(R), Atrovent(R), or Combivent(R). Physicians may also prescribe inhaled steroids such as Beclovent(R) and Azmacort(R) to reduce the inflammation in the airways. Additionally, physicians often use antibiotics during acute flare-ups of the illness if they diagnose or suspect bacterial infections. There is currently no FDA approved pharmaceutical agent that effectively clears retained mucous secretions in this disease.

   Approximately 31 million patients have been diagnosed with chronic bronchitis in the eight major international prescription pharmaceutical markets, including 14 million in the United States, making it more prevalent than asthma. Chronic bronchitis is estimated to account for approximately $14 billion in direct costs annually. In the United States, there are estimated to be 500,000 hospitalizations per year due to acute flare-ups of the illness of chronic bronchitis and it is the fourth leading cause of death. In the eight major international prescription pharmaceutical markets, sales of ethical/proprietary pharmaceutical products to treat chronic bronchitis were approximately $1.3 billion in 1996 and have been estimated to reach approximately $2.0 billion in 2001.

  Cystic Fibrosis

   Cystic fibrosis is a life-threatening disease involving a genetic mutation that disrupts the cystic fibrosis transmembrane regulator protein. In healthy individuals, this protein acts as an ion-specific channel that modulates salt and water movement. In cystic fibrosis patients, a defect in this channel leads to poorly hydrated, thickened mucous secretions in the airways and severely impaired mucociliary clearance. Impairments in these vital lung defense mechanisms typically begin in early childhood. Chronic secondary infections invariably occur, resulting in progressive lung dysfunction and deterioration. Cystic fibrosis-induced damage to the respiratory tract accounts for more than 95% of the morbidity and mortality associated with this disease. According to the U.S. Cystic Fibrosis Foundation, the median life expectancy for patients is 32 years.

   The current therapeutic approaches to address cystic fibrosis mainly treat the symptoms, but do not cure the disease, and are aimed at reducing respiratory infections and breaking up thickened mucous secretions that cause airflow obstruction and harbor bacteria. For example, TOBI(R) is an inhaled antibiotic that treats the infection, and Pulmozyme(R) is an inhaled protein that breaks up excessive DNA in cystic fibrosis mucus which reduces the thickness and tackiness of the respiratory secretions. While both products are approved for the treatment of cystic fibrosis, neither product is designed to address the underlying ion-transport defect, which results in dehydrated mucus and severely impaired mucociliary clearance.

   There are approximately 30,000 diagnosed cystic fibrosis patients in the United States and approximately 75,000 in the eight major international prescription pharmaceutical markets. The average annual cost of treating a cystic fibrosis patient in the United States exceeds $45,000, and the annual cost for patients in the United States is over $1 billion. We estimate that in the United States sales of ethical/proprietary pharmaceutical products to treat cystic fibrosis currently are in excess of $200 million annually.

   Respiratory Diagnostics

   Physicians use microscopic examination of lung cells to diagnose lung cancer and lung infections, including pneumonia and tuberculosis. Effective diagnosis requires the collection of an adequate specimen, one which is enriched with deep-lung material, a mucous specimen obtained from the lower part of the lung. Bronchoscopy, an invasive medical procedure, can be performed to obtain a specimen; however it is a procedure that costs over $1,000 and poses a risk to patients with impaired lung function. The induction of sputum, either spontaneously or with inhaled solutions, is a less invasive and less costly alternative for obtaining a deep-lung specimen. Once the specimens are collected, they are tested for the presence of cancerous cells or pathogens associated with lung infections. However, many patients have difficulty producing adequate specimens on their own, which is a key barrier to early and effective diagnosis and treatment.

   There are no FDA approved agents currently available to enhance the production of an adequate specimen. In an effort to produce a quality specimen, non-approved agents are frequently used, including inhaled solutions such as hypertonic saline and propylene glycol, which cause irritation and excessive coughing. Because these agents have limited utility and are often poorly tolerated, pulmonologists and respiratory therapists have expressed a strong interest in a better tolerated and more effective therapy, which could reduce the need for bronchoscopies.

   Market research conducted by us, including interviews with pulmonologists and oncologists, indicates that deep-lung specimens are frequently collected for the diagnosis of lung cancer and lung infections. The testing of specimens is a recommended component of annual physical examinations in Japan.

Ophthalmic

   The eyes and inner eyelids are surrounded by a mucosal surface which serves as an important innate defense mechanism, keeping the surface of the eye, or ocular surface, moist, clear and free from infection. Tears produced by the mucosal hydration process and the lacrimal glands help maintain eye moisture and in response to physical stimuli can be greatly increased to flush out irritants. This tear film is a complex mixture of fluid, ions, mucin and proteins that, when mixed in the proper proportions, coats the cornea with a protective film. The mucosal hydration process and the lacrimal glands maintain an optimal balance of salt, water, mucin and proteins in people with a healthy ocular surface. Studies indicate that stimulating P2Y\\2\\ receptors with effective compounds can help restore the eye's innate mucosal defense mechanism on the ocular surface.

   Dry Eye Disease

   Dry eye, an ocular surface disease, is the general term for a condition in which abnormalities in the eye's tear film lead to red, irritated and dry eyes. These abnormalities are typically characterized by a decrease in tear production, an increase in tear evaporation or the improper mixture of the eye's tear film components. If left untreated, dry eye disease can result in permanent corneal damage and visual impairment.

   The current treatments for dry eye disorders in the major markets consist of artificial tear solutions and lubricant drops. In some cases, small plugs are inserted by physicians in the corner of the eyes to slow tear drainage. Artificial tears, which are available as over-the-counter and, in some countries, as prescription products, provide temporary relief of symptoms, but also wash out the natural proteins and other components that keep an eye healthy. There are currently no approved pharmacologically active agents, drugs that work by affecting a biological process such as stimulation of a receptor, for dry eye disease.

   We estimate, based on an extrapolation from United States data, that moderate to severe dry eye affects approximately nine million people in the eight major international prescription pharmaceutical markets and can be caused by eye stress, aging, environmental factors, autoimmune disorders and various medications. The market for dry eye treatments consists of both prescription and over-the-counter products. Because dry eye disease is more prevalent among the elderly and post-menopausal women, this market is expected to grow as populations age. We estimate that, in the eight major international prescription pharmaceutical markets, sales of ethical/proprietary pharmaceutical products for dry eye treatments exceed $230 million annually.

Inspire's Solution

   Mucosal hydration and mucociliary clearance are natural mechanisms for cleansing and protecting epithelial surfaces and require a coordinated balance of salt, water and mucus. Studies indicate that P2Y\\2\\ receptors coordinate these processes that can be regulated therapeutically by the local delivery of compounds that bind to and stimulate these receptors. We have focused our efforts on developing P2Y\\2\\ receptor agonists to treat diseases by activating natural processes of mucosal hydration and mucociliary clearance.

   We believe that P2Y\\2\\ agonists represent a new, pharmacological approach to the treatment of respiratory and eye diseases. We also believe that a P2Y\\2\\ agonist may be effective as a drug that enhances the production of deep-lung sputum samples for diagnostic tests. Importantly, our product candidates can be applied directly to these mucosal surfaces in a topical form such as inhaled aerosols and eye drops. These products act and are degraded locally, resulting in minimizing the potential for systemic side effects. Our current products are designed to address the medical need for effective new products for chronic bronchitis, cystic fibrosis, respiratory diagnostics, dry eye disease and other diseases that involve impairment of mucosal hydration and mucociliary clearance on epithelial surfaces. Our principal products are:

     INS365 Respiratory. We are developing INS365 Respiratory as an inhaled product for the treatment of chronic bronchitis. We believe our product will be the first FDA approved product that addresses the need for an effective agent to clear the build-up of mucus in the airways of bronchitis sufferers. Thus, we believe our product will reduce the need for antibiotics, steroids and bronchodilators, and may reduce the frequency and length of flare-ups of the illnesses and hospitalizations. In many cases, we believe that our product will be complementary to existing treatments.

     INS37217 Respiratory. We are developing INS37217 Respiratory as an inhaled product for the treatment of cystic fibrosis. We believe our product will be the first FDA approved product that mitigates the underlying ion-transport defect in the airways of patients with cystic fibrosis. We believe our product will improve respiratory symptoms, reduce infections and enhance the health status of patients with this disease and will be complementary to other currently approved products.

     INS316 Diagnostic. We are developing INS316 Diagnostic as an inhaled diagnostic drug to aid in the detection of lung cancer and lung infection. We believe that INS316 Diagnostic will be an effective acute-use product to enhance the production of adequate deep-lung specimens for diagnostic purposes. As such, we believe our product will facilitate the diagnosis of lung cancer and lung infection and potentially reduce the need for costly and invasive bronchoscopies.

     INS365 Ophthalmic. We are developing INS365 Ophthalmic as an eye drop for dry eye disease. We believe that, by promoting the eyes' natural defense mechanism, INS365 Ophthalmic will be one of the first FDA approved pharmacologically effective agents to treat the symptoms of dry eye, and the first one with this mechanism of action. We believe our product will help restore a natural corneal tear film, reduce dry eye symptoms and help prevent long-term corneal damage in dry eye sufferers.

Our Strategy

   Our objective is to become a leading biopharmaceutical company focused on developing new treatments for diseases involving impaired mucosal hydration or inadequate mucociliary clearance. The principal elements of our strategy include:

     Aggressively Advance Our Lead Products. Our focus is on discovering and developing therapies where current treatments are ineffective and where large therapeutic market opportunities exist. By the end of 2000, we expect to have five products in clinical development that target chronic bronchitis, cystic fibrosis, respiratory diagnostics, dry eye disease and retinal detachment. We intend to continue to develop and commercialize rapidly these products and to advance other preclinical product candidates toward clinical development.

     Establish Collaborative Relationships with Market Leaders while Selectively Retaining Marketing Rights. In order to minimize the costs to us of late-stage clinical trials and in order to more effectively market our products, we will continue to establish and expand strategic alliances with leading corporations in our target markets. In general, we seek to advance our compounds into later-stage clinical trials before partnering such compounds so as to retain maximum economic benefit to us. Additionally, we may selectively retain partial or full commercialization rights to our products in some limited indications. An example is our co-development and co-promotion options under the Genentech agreement for cystic fibrosis that enable us to retain additional economic benefit in this opportunity.

     Use Our Proprietary Technology Relating to P2Y Receptors to Develop New Products. Our research focus is to discover new pharmaceutical products based on our P2Y receptor technology. Studies indicate that a subtype of this family, the P2Y\\2\\ receptor, has broad applicability as regulators of the body's innate defense mechanisms of mucosal hydration and mucociliary clearance. One of our key strengths is our ability to understand the role and importance of P2Y\\2\\ receptors and, through research, high-volume screening techniques and pharmacology models, develop compounds that target a patient's impaired mucosal hydration and clearance mechanisms. Our discovery group is pursuing opportunities to expand our base of compounds and therapeutic targets for P2Y\\2\\ agonists and the biological role of other P2Y receptor subtypes. This group generates opportunities internally and through collaborative relationships with academic and governmental organizations and private enterprises.

     Protect and Enhance Our Technology Leadership Position. We have a substantial intellectual property position related to our technology. We intend to continue to pursue an aggressive patent strategy to protect our expanding proprietary discoveries.

Product Development Programs

   The following table provides a summary of our development programs by indication, development status and corporate partners.


       Indication       Product Candidate    Development Status     Corporate Partners
---------------------------------------------------------------------------------------
  Respiratory:

    Chronic bronchitis INS365 Respiratory  Phase II planned to     Genentech (ex-Japan)
                                           start in 2000           Kissei (Japan)
    Cystic fibrosis    INS37217            Phase I planned to      Genentech (ex-Japan)
                       Respiratory         start in 2000
    Sinusitis          Unnamed P2Y\\2\\    Preclinical             Genentech
                       agonist                                     (worldwide)
    Diagnostic aid     INS316 Diagnostic   Phase III planned to    Uncommitted
    for lung disease                       start in 2000
---------------------------------------------------------------------------------------

  Ophthalmic:

    Dry eye            INS365 Ophthalmic   Phase III planned to    Santen (Asia)
                                           start in 2000           Uncommitted
                                                                   outside Asia
    Retinal disease    INS37217 Ophthalmic Phase I planned to      Uncommitted
                                           start in 2001

  INS365 Respiratory for Chronic Bronchitis

   INS365 Respiratory is being developed in an inhaled form for the treatment of chronic bronchitis. We have completed four Phase I clinical trials of INS365 Respiratory. These trials have evaluated the safety and preliminary efficacy of INS365 Respiratory in healthy volunteers, chronic smokers who are at a high risk for developing chronic bronchitis and cystic fibrosis patients with airflow obstruction. In total, these studies enrolled approximately 200 subjects. These studies have indicated that INS365 Respiratory was well tolerated and significantly enhanced mucus clearance when compared to placebo. One of these studies, conducted in 35 chronic smokers, indicated that INS365 Respiratory in single inhaled doses significantly enhanced clearing of mucus from the lungs, which occurred rapidly following dosing. This effect was dose-related and was significantly greater than mucus cleared from lungs following inhalation of a saline placebo; the results were statistically significant. We have conducted a series of good laboratory practice toxicology studies, including 28-day inhalation studies, which, together with the Phase I data, will allow us to progress INS365 Respiratory into a Phase II program.

   We are planning, in consultation with our strategic partner, Genentech, to initiate a Phase II clinical study in patients with chronic bronchitis in the second half of 2000. This trial is being designed to be a multi-center study and would enroll patients with mild to moderate chronic bronchitis. We intend to dose patients for up to one month using standard air-jet nebulizers. The clinical efficacy measures in this study are intended to include respiratory symptoms, health status, quality of life using a validated respiratory questionnaire, lung function and adverse events. Kissei, our partner in Japan, filed a Japanese IND for INS365 Respiratory in December 1999 and has completed a Phase I clinical trial in smokers and non-smokers. This study demonstrated safety and tolerability in the subject population.

   We have developed a drug delivery strategy for INS365 Respiratory based on segmenting the chronic bronchitis patient population by severity of disease-- mild, moderate and severe. We anticipate that each segment may have different drug delivery needs based on convenience, ease of use, and degree of patient mobility, such as whether the patient is working, homebound or hospitalized. In recognizing this variety of needs, we are exploring various delivery options which will allow for flexibility in dosing across the various segments of the chronic bronchitis market. One option will be plastic unit-dose vials that are used with a standard air-jet nebulizer system. Another approach, a new, hand-held, portable delivery system, has been evaluated in two radio-labeled lung deposition studies. These studies included 12 healthy volunteers and 12 chronic smokers. Results from these studies suggest that this new system can be used to deliver a small volume of concentrated INS365 Respiratory in one to two breaths providing rapid delivery in a convenient manner to patients. These studies have also demonstrated that INS365 respiratory significantly enhances mucus clearance with this new system. These studies have been conducted to assist our strategic partners to demonstrate that this product can be delivered in a more convenient device.

   In September 1998, we entered into a joint development, license and supply agreement with Kissei through which Kissei received exclusive rights to develop and market INS365 Respiratory for respiratory therapeutic indications in Japan. In December 1999, we entered into a development, supply and license agreement with Genentech to develop P2Y\\2\\ agonists, including INS365 Respiratory, for respiratory diseases, including chronic bronchitis, throughout the world outside Japan. See "--Corporate Collaborations."

  INS37217 Respiratory for Cystic Fibrosis

   INS37217 Respiratory is a second-generation P2Y\\2\\ agonist with an extended duration of action. This product is highly stable in the mucous secretions of cystic fibrosis patients making it an attractive product candidate for this disease. The previous studies we have conducted with INS365 Respiratory provide the scientific rationale for the use of INS37217 Respiratory for cystic fibrosis. We have completed all necessary preclinical studies for initial clinical testing. We are planning a Phase I clinical trial for the development of INS37217 Respiratory for cystic fibrosis in the second half of 2000. We intend to develop INS37217 Respiratory for cystic fibrosis as a chronic use agent in an inhaled delivery form.

   INS37217 Respiratory is designed to enhance the lung's innate mucosal hydration and mucociliary clearance mechanisms, which in cystic fibrosis patients are impaired by a genetic defect. By hydrating airways and stimulating mucociliary clearance through stimulation of the P2Y\\2\\ receptor, we expect that INS37217 Respiratory will help keep the lungs of cystic fibrosis patients clear of thickened mucus, reducing infections and the damage that occurs as a consequence of the retention of thick and tacky infected secretions. We further believe that these effects may result in reduced frequency and length of hospitalizations, reduced need for antibiotics and other medications, reduced deterioration of respiratory function, and improved respiratory symptoms and quality of life. In addition, this product is expected to be complementary with the two approved products, Pulmozyme(R) and TOBI(R), neither of which affects the underlying ion-transport defects in cystic fibrosis airways.

   We expect to receive orphan drug status and an accelerated regulatory approval process for INS37217 Respiratory for the treatment of cystic fibrosis. In December 1999, we entered into a co-development partnership with Genentech to develop P2Y\\2\\ agonists for respiratory diseases, including cystic fibrosis, throughout the world outside Japan. See "--Corporate Collaborations."

  P2Y\\2\\ Agonist for Sinusitis

   We plan to select, in collaboration with Genentech, an existing P2Y\\2\\ agonist for development to treat sinusitis, an infectious and inflammatory condition of the nose and sinuses that often results in painful flare-ups of the illness. We believe that increasing mucociliary clearance in the nose and sinuses with a P2Y\\2\\ receptor agonist may be beneficial for treating this condition. Clinical studies with other P2Y\\2\\ agonists such as INS316 have already shown that these agents open ion channels in the nasal mucosa thus hydrating this surface. It is expected that P2Y\\2\\ agonists will also stimulate mucociliary clearance in the sinuses. We estimate that sinusitis affects approximately 12% of the U.S. adult population, or approximately 25 million adults. The current market consists of both over-the-counter and prescription treatments. Our research and development of drug candidates in this area depends on our collaboration with Genentech. See "--Corporate Collaborations."

  INS316 for Respiratory Diagnostics

   INS316 Diagnostic, a P2Y\\2\\ agonist with a short duration of action, is being developed as an acute-use inhaled solution to stimulate enhanced clearing of mucus from the lungs and serve as a drug that assists in diagnostic tests for diagnosing lung diseases and lung infections, called a diagnostic aid. We have conducted four clinical trials to evaluate INS316 Diagnostic's utility as an acute use agent. These clinical studies have demonstrated that INS316 Diagnostic is well tolerated and appears to enhance the ability of patients to produce rapidly an adequate deep-lung specimen. These studies were conducted in healthy volunteers, as well as chronic smokers and patients with chronic bronchitis who are at a high risk for developing lung cancer and lung infections. An additional trial is ongoing in patients with lung cancer.

   INS316 Diagnostic has been administered by inhalation to more than 300 patients during such clinical trials, and has been well tolerated in these trials. INS316 Diagnostic's safety profile is based on studies including non-smokers, smokers and patients with obstructive lung diseases, and on the results of good laboratory practice, genotoxicity and 28-day inhalation toxicology studies. We believe that INS316 Diagnostic is rapidly degraded in blood and plasma and, so has minimal systemic absorption. Therefore, the potential for unwanted side effects is minimized.

   These studies have also demonstrated that single inhaled doses of INS316 Diagnostic significantly enhance clearing of mucus from the lungs relative to that following administration of normal saline solution. These effects occurred within a few minutes following dosing and were dose-related. Specimens obtained from individuals exposed to INS316 Diagnostic were found to be highly enriched with cell types characteristic of deep-lung secretions, including alveolar macrophages and ciliated epithelial cells, when compared to samples from individuals exposed to a placebo. These findings were statistically significant. In a trial in 25 patients with chronic bronchitis who are at high risk for lung cancer, 90% of the patients produced an adequate deep-lung specimen following INS316 Diagnostic inhalation versus only 25% following inhalation of a placebo. These study results were statistically significant. Based on these encouraging results, we have discussed our Phase III plans with the pulmonary division of the FDA. We plan to initiate a Phase III clinical trial program to evaluate the efficacy of INS316 Diagnostic to improve the diagnostic outcome in lung cancer in the second half of 2000.

  INS365 Ophthalmic for Dry Eye Disease

   INS365 Ophthalmic is being developed as a topical eye drop for the treatment of dry eye disease. A series of good laboratory practice ocular toxicology studies have been completed to support the ongoing clinical program. In preclinical testing, topically applied INS365 Ophthalmic produced a consistent, statistically significant increase in tear secretion, relative to that produced by normal saline controls. INS365 Ophthalmic has also enhanced mucin secretion on the ocular surface in several preclinical models. Many of these studies were conducted by our Asian partner, Santen. The preclinical study results were statistically significant in multiple relevant dry eye models.

   We have completed one Phase I clinical trial in 50 healthy subjects and demonstrated good ocular safety and tolerability. We also have completed a Phase IIa study in 35 patients with mild to moderate dry eye in the United Kingdom. This study also showed the product to be well tolerated in the target patient population. A multi-center Phase IIb clinical trial is ongoing. This study has enrolled approximately 150 patients with dry eye disease. Patients will be treated with multiple-daily doses of placebo (saline drops) or INS365 Ophthalmic for up to six weeks. Clinical efficacy measures include ocular comfort, patient diary cards, rescue with artificial tears, corneal staining and tear-secretion. We anticipate that this study will be completed and the results will be available in the second half of 2000.

   In December 1998, we entered into a joint development, license and supply agreement with Santen in Asia. Santen is a premier ophthalmic company and markets the only approved prescription product for dry eye disease in Japan. Santen intends to file an IND with Japanese regulatory authorities and begin clinical trials in late 2000. See "--Corporate Collaborations."

  INS37217 Ophthalmic for Retinal Disease

   INS37217 Ophthalmic, a second-generation proprietary P2Y\\2\\ receptor agonist, is being developed as a sterile intravitreal injection for the treatment of retinal disease, including retinal detachment, a separation of the retina from the eye. Retinal detachment occurs when fluid accumulates between the retina and the underlying retinal epithelium. We estimate, based on an extrapolation from United States data, that retinal detachment affects approximately 200,000 people in the eight major international prescription pharmaceutical markets. This condition leads to loss of vision, and when left untreated, can result in permanent damage to the retina, a sensory organ at the back of the eye that is responsible for vision, and irreversible blindness. Previous work conducted in vitro has shown that the retinal pigment epithelium contains P2Y\\2\\ receptors at the retinal-facing membrane, which can be stimulated by appropriate agonists to enhance fluid absorption across the retinal pigment epithelium. Later work conducted in vivo has demonstrated the ability of INS37217 Ophthalmic to facilitate the reattachment of the retina to the retinal pigment epithelium in two distinct animal models. Retinal disease in humans may result from several ophthalmic diseases, ocular trauma, or side-effects from invasive intraocular surgery. There is currently no pharmaceutical treatment for retinal detachment.

   We have completed a series of preclinical studies with INS37217 Ophthalmic and have initiated intravitreal toxicology to support initiation of clinical trials. We intend to file an IND with the FDA and initiate clinical testing in patients in the first half of 2001.

Corporate Collaborations

   Genentech, Inc.

   In December 1999, we entered into a collaboration with Genentech to develop treatments for respiratory disorders, including chronic bronchitis, cystic fibrosis and sinusitis. Under the terms of the agreement, we granted an exclusive license to Genentech for the use of INS365 Respiratory and our other related P2Y\\2\\ agonists existing on the date of the agreement for all human therapeutic uses for the treatment of respiratory tract disorders throughout the world, excluding Japan. In addition, Genentech has an exclusive license for the use of INS365 Respiratory and such existing P2Y\\2\\ agonists for all human therapeutic uses for the treatment of sinusitis and middle ear infection worldwide. Finally, Genentech has the right to use related P2Y\\2\\ agonists we discover and develop during the term of the agreement upon reimbursing us for discovery costs or funding our discovery efforts leading to those compounds. However, even if Genentech does not reimburse or fund our discovery efforts, we have agreed not to develop any such P2Y\\2\\ agonist for use in the therapeutic respiratory field during the term of our agreement.

   We have established joint project teams to oversee and coordinate the joint development programs and a joint steering committee to establish the strategy and manage the relationship. Under the terms of the agreement, we provide bulk active drug substance to Genentech for its requirements, at an agreed-upon price, through the end of Phase II. After Phase II, Genentech is responsible for obtaining or manufacturing all of its bulk active drug substance requirements.

   We received an up-front payment of $15 million, comprising a non-refundable cash license fee, funding for the Phase II clinical trials for chronic bronchitis and the purchase of our Series G preferred stock. In addition, depending on whether all milestones in each of the chronic bronchitis, cystic fibrosis and sinusitis development programs are met, we could receive additional payments of up to $63 million. Genentech is required to pay us royalties on net sales of products licensed under the agreement.

   In the United States, we will lead the early clinical development of INS37217 Respiratory for the treatment of cystic fibrosis through the end of Phase II clinical trials. We then have the option to continue to co-fund the development of the product in the United States in exchange for a share of United States operating profits instead of royalties. In addition, we have the option, any time before Genentech initiates pre-launch activities, to choose to co-promote the product in the United States at our own expense.

   We are responsible for conducting, in collaboration with Genentech, the Phase II clinical trials for INS365 Respiratory for chronic bronchitis. We will also lead the preclinical program for a P2Y\\2\\ agonist selected by the joint steering committee for the treatment of sinusitis, and will be responsible for filing the IND for such compound. We expect our development obligations under the agreement to be completed by the end of 2001.

   Genentech is responsible for all other development conducted under the agreement, including all development outside the United States, and for all other regulatory submissions, filings and approvals relating to products. Genentech is required to use commercially reasonable efforts to conduct development, seek regulatory approvals and market and sell the products.

   The agreement will be in effect until all patents licensed under the agreement have expired. If we exercise our option to co-fund the development of INS37217 Respiratory for the treatment of cystic fibrosis, then the agreement will remain in effect for those products in the United States until the products are no longer being marketed in the United States. Either Genentech or we may terminate the agreement if the other materially breaches the agreement. In addition, Genentech has the right, by giving us 150 days prior notice, to terminate the agreement at any time. If Genentech breaches the agreement or terminates the agreement early other than for our breach, Genentech's license will terminate. Genentech must provide us with all data and information relating to our products, and Genentech must assign or permit us to cross-reference all regulatory filings and approvals.

   Kissei Pharmaceutical Co., Ltd.

   In September 1998, we entered into a Joint Development, License and Supply Agreement with Kissei for the development of INS365 Respiratory for all therapeutic respiratory applications, excluding sinusitis and middle ear infection, in Japan. We granted Kissei an exclusive license to INS365 Respiratory in the field in Japan and a first right to negotiate a license to particular P2Y\\2\\ agonists that show utility as inhalation products for respiratory uses in Japan.

   We established a joint development committee with Kissei to oversee the development program, approve development plans, protocols and studies, and review and approve all regulatory submissions and filings. In consultation with Kissei, we are responsible for formulation of the compound and the design of the delivery system to be used. We are also responsible, through the use of development and manufacturing liaisons, for coordinating and facilitating communications among our corporate partners for the worldwide development and manufacture of INS365 Respiratory. Kissei is responsible for all development of the compound and all regulatory filings.

   We received an up-front payment of $4.5 million, which included the purchase of our Series C preferred stock. In addition, depending on whether all milestones are met, we could receive additional payments of up to $13.0 million, as well as royalties on net sales of licensed products. To date, we have received $2.1 million in milestone payments. We also are receiving funding for development and manufacturing liaison staff positions.

   We are obligated to supply Kissei with its requirements of INS365 Respiratory in bulk drug substance and in an inhalation formulation for all preclinical trials conducted by Kissei. In addition, we are obligated to supply Kissei with its requirements of finished product contained in a vial or nebule and in a delivery system approved by the joint development committee for all clinical trials to be conducted by Kissei. Kissei will pay us an agreed-upon transfer price for all such supplies. We have also agreed to negotiate a commercial supply arrangement with Kissei at the appropriate time to supply Kissei's requirements of finished product and the delivery system.

   The agreement will terminate when all patents licensed under the agreement have expired. Either Kissei or we may terminate the agreement if the other materially breaches the agreement. In addition, Kissei has the right, by giving us three months prior notice, to terminate the agreement at any time if Kissei determines that continued development or marketing of the product is scientifically or economically infeasible. If Kissei breaches the agreement or terminates the agreement early other than for our breach, Kissei's license will terminate. Kissei will provide us with all data and information relating to our products, and Kissei will assign or permit us to cross-reference all regulatory filings and approvals.

   Santen Pharmaceutical Co., Ltd.

   In December 1998, we entered into a Development, License and Supply Agreement with Santen for the development of INS365 Ophthalmic for the therapeutic treatment of ocular surface diseases, such as dry eye disease, in Asia. Under the agreement, we granted Santen an exclusive license to market INS365 Ophthalmic for ocular surface diseases in Japan, China, South Korea, the Philippines, Thailand, Vietnam, Taiwan, Singapore, Malaysia and Indonesia.

   We established a coordinating committee to review and evaluate Santen's progress in the development and commercialization of products and to provide input and recommendations regarding the development of the products. Santen is responsible for all development, regulatory submissions, filings and approvals, and all marketing of products. We are obligated to supply Santen with its requirements of INS365 Ophthalmic in bulk drug substance form for all preclinical studies, clinical trials and commercial requirements at agreed-upon prices.

   Under the terms of the agreement, we received an up-front equity investment of $1.5 million in our Series D preferred stock. In addition, depending on whether all milestones are met, we could receive additional payments of up to $4.75 million, as well as royalties on net sales of licensed products. The Company has not received any milestone payments to date under the Santen agreement.

   The agreement will terminate when all patents licensed under the agreement have expired. Either Santen or we may terminate the agreement if the other materially breaches the agreement. In addition, we have the right to terminate the agreement at any time if we determine, subject to the coordinating committee's review and arbitration, that Santen has not made reasonably sufficient progress in the development or commercialization of products. If Santen breaches the agreement, or if we terminate the agreement because Santen has not made sufficient progress, Santen's license will terminate, and Santen will provide us with all data and information relating to our products, and will assign or permit us to cross-reference all regulatory filings and approvals.

Discovery

   Our scientists have specific expertise and proprietary knowledge relating to the design and synthesis of P2Y receptor agonists, and we have invested heavily in state-of-the-art equipment and laboratory space for performing synthetic chemistry, determination of compound structure and molecular modeling. We have acquired, by licenses and/or material transfer agreements, rights to three of the five unique human P2Y receptors that have been functionally expressed. We have cloned and expressed the other two receptors in-house.

   Our discovery effort is focused on conducting studies using our proprietary cell-based MUCOSA(TM) assay system, a cell-based scientific test that measures biological activities caused by stimulation of P2Y receptors, to identify new compounds that specifically and selectively bind to members of the P2Y receptor family. The MUCOSA high-volume assay enables us to identify agonists and antagonists that act at specific receptor subtypes and have demonstrated a level of specificity and activity that merits further investigation. We use data from the assays to design and synthesize compounds specific to each P2Y receptor subtype which can be advanced to clinical trials.

   By screening against several P2Y receptor subtypes, we have been able to identify agonists and/or antagonists that interact preferentially with a specific receptor subtype. Several proprietary discovery compounds, including new chemical entities, with promising stability and metabolic profiles, are being actively explored. We intend to conduct further preclinical development studies to advance such proprietary compounds to project status, if appropriate. These compounds will then be targeted to the treatment of new disease areas, as identified through our strategic planning process.

   We obtain access to chemical libraries through our own proprietary combinatorial chemistry, commercial sources and corporate agreements. The chemicals are screened for both agonist and antagonist activity. Our chemistry department also assists in the development of analytical protocols used by contract service organizations for analysis of a drug substance, clinical trials material and drug stability studies which will be incorporated into IND and new drug application (NDA) filings.

   We use sponsored research agreements to investigate specific biological processes to augment our technology platform. We are currently sponsoring research at major universities, including The University of North Carolina at Chapel Hill, Columbia University, the University of Southern California, Duke University, Schepens Eye Research Institute, Boston University and Brigham and Women's Hospital.

Patents and Proprietary Rights

   We believe that the proprietary protection of our product candidates, processes and know-how is important to the success of our business. We aggressively file and prosecute patents covering our proprietary technology, and, if warranted, will defend our patents and proprietary technology. As of June 1, 2000, we owned or licensed patent rights consisting of 18 issued United States patents, none of which expire before 2011, and 17 pending applications in the United States and numerous corresponding patents and patent applications in foreign jurisdictions. We seek patent protection for our proprietary technology and products in the United States and Canada and in key commercial European and Asia/Pacific countries and other major commercial sectors of the world, as appropriate. We intend to seek protection in the United States and foreign countries trademarks from time to time. We also rely upon trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

   In March 1995 and September 1998, we entered into two agreements with The University of North Carolina at Chapel Hill granting us exclusive worldwide licenses to develop, make, use and sell products based on UNC patented technology relating to the use of P2Y\\2\\ receptor agonists for respiratory therapeutics, such as INS365 Respiratory, and respiratory diagnostics, such as INS316 Diagnostic. The United States government may have limited rights in some of this UNC patented technology. We also entered into a third agreement that granted us a non-exclusive worldwide license to use other UNC patented technology as a research tool to identify agonists and antagonists for P2Y receptors. The agreements require us to pay licensing fees upon the attainment of development milestones and royalties on net sales or a share of sublicensing income on products covered by the patents. We are also required to meet due diligence milestones and UNC may terminate the licenses if we fail to do so. In connection with the licenses, we issued to UNC an aggregate of 326,286 shares of our common stock, of which 128,610 shares have been transferred to the inventors of the licensed UNC patented technology. We have also entered into consulting agreements with some of the inventors of these technologies, all of whom are from The University of North Carolina at Chapel Hill, including Dr. Richard C. Boucher, one of our founders and a member of our Board of Directors, M. Jackson Stutts, Kendall Harden and Michael Knowles, in which they agreed to consult with us regarding their respective fields of knowledge.

   Additional patent applications have since been filed on discoveries made in support of such technologies, from research conducted at The University of North Carolina at Chapel Hill or in our own laboratories. Our sponsored research agreements, material transfer agreements, and other collaborations have the potential to result in license agreements with universities, institutes and businesses. We believe that our patents and licensed patents provide a substantial proprietary base that will allow us, and our collaborative partners, to exclude others from conducting our business as described in this prospectus and as encompassed by our issued patents and issued patents licensed to us. We cannot be sure, however, that pending or future applications will issue, that the claims of any patents which do issue will provide any significant protection of our technology or that our directed discovery research will yield compounds and products of therapeutic and commercial value.

   Our competitors or potential competitors may have filed for or have received U.S. and foreign patents and may obtain additional patents and proprietary rights relating to compounds or processes which may compete with our product candidates. Accordingly, there can be no assurance that our patent applications will result in patents being issued or that, if issued, the claims of the patents will afford protection against competitors with similar technology, nor can we be sure that others will not obtain patents that we would need to license or get around.

Manufacturing and Supply

   We do not engage in, and do not expect to engage in, the manufacture of bulk active pharmaceutical ingredient for preclinical, clinical or commercial purposes. We rely on a contract manufacturing supply agreement with a single manufacturer for the development stage production of INS316 and INS365. We have identified an alternative supplier as a backup. We have already obtained clinical trial grade material of both products from both the lead and backup supplier. In addition, we expect the same lead manufacturer will supply commercial quantities of INS316 and INS365 for both respiratory and ophthalmic applications. We believe this lead manufacturer is capable of producing sufficient quantities for commercial purposes within current good manufacturing practices. In addition, we have obtained preclinical supplies of INS37217 for both respiratory and ophthalmic applications from the same lead manufacturer, and we have discussed entering into an agreement for the clinical supply of INS37217. See "Risk Factors--If we are unable to contract with third parties for synthesis and manufacturing of our product candidates for preclinical testing and clinical trials and for large scale manufacturing of any of our drug candidates, we may be unable to develop or commercialize products."

   We currently obtain all of our bulk active ingredient for INS316, INS365 and INS37217 from Yamasa Corporation, in Choshi, Japan, but the first two are also available from other fine chemical manufacturers. In addition to the bulk active ingredient, our products are made up of sodium chloride, sodium hydrochloric acid and sterile water, all of which are readily available from numerous sources. Our products are packaged in unit-dose vials, which we obtain from Automatic Liquid Packaging of Woodstock, Illinois, but these vials are also available from other commercial filling and packing companies.

Competition

   Many drug companies engage in research and development to commercialize products to treat chronic bronchitis, cystic fibrosis, dry eye disease and other diseases that we are researching. We compete with these companies for funding, access to licenses, personnel, third-party collaborators and product development. Almost all of these companies have substantially greater financial, marketing, sales, distribution and technical resources and more experience in research and development, clinical trials and regulatory matters, than we do. We are aware of existing palliative treatments that will compete with our products.

   We believe that several major pharmaceutical companies have initiated research programs to design P2Y receptor agonists or antagonists; however, we are not aware of any competing P2Y\\2\\ receptor agonists that have entered clinical testing. If successfully developed and commercialized, our products will compete with existing therapeutics and improved versions of these treatments.

   The current therapeutic approaches used in the treatment of chronic bronchitis are palliative and are aimed at reducing airway inflammation, respiratory infections and airflow obstruction. These approaches include corticosteroids and other anti-inflammatory agents, bronchodilators and antibiotics. We are aware of many anti-inflammatory agents, including Azmacort(R), Beclovent(R) and antibiotics such as Biaxin(R) and Zithromax(R). We believe that other anti-inflammatory agents are in development. Numerous bronchodilators are also on the market, including among others generic albuterol, Alupent(R), Proventil(R), Ventolin(R), Serevent(R), and Theo-Dur(R). Outside of the United States, mucolytics, agents that liquefy or reduce the viscoelastic consistency of mucus, are widely used even though they have shown minimal efficacy in well-controlled trials.

   Although we believe that none of the therapeutic approaches described above address the underlying problem of excessive retained mucus and impaired mucociliary clearance, drugs based on other therapeutic mechanisms may be efficacious in treating respiratory diseases. The development by others of treatments that are not related to our mucociliary clearance approach could render our product candidates non-competitive or obsolete.

   There are two products approved in the United States specifically for the treatment of cystic fibrosis: Pulmozyme(R), an agent designed to break up thickened airway secretions, and TOBI(R), an inhaled antibiotic. Pulmozyme(R) is marketed by Genentech, which is one of our collaborative partners.

   The current prescription and non-prescription treatments for dry eye disease include artificial tear replacement therapy or lubricant drops. The only prescription pharmacological agent in late-stage clinical trials for dry eye is Restasis(R) from Allergan. We are aware of early clinical trials with various other potential products as possible alternative modes of therapy.

Governmental Regulation

   The research, development, testing, manufacture, promotion, marketing and distribution of human therapeutic and diagnostic products are extensively regulated by government authorities in the United States and other countries. In the United States, the FDA regulates drugs and diagnostic products and similar regulatory bodies exist in other countries. The steps ordinarily required before a new drug may be marketed in the United States, which are similar to steps required in most other countries, include:

  . preclinical laboratory tests, preclinical studies in animals and formulation studies and the submission to the FDA of an IND for a new drug;

  . adequate and well-controlled clinical trials to establish the safety and efficacy of the drug for each indication;

  . the submission of an NDA to the FDA; and

  . FDA review and approval of the NDA before any commercial sale or shipment of the drug.

   Preclinical tests include laboratory evaluation of product toxicity and formulation, as well as animal studies. The results of preclinical testing are submitted to the FDA as part of an IND. A 30-day waiting period after the filing of each IND is required before the commencement of clinical testing in humans. At any time during this 30-day period or later, the FDA may halt proposed or ongoing clinical trials until the FDA authorizes trials under specified terms. The IND process may be extremely costly and substantially delay development of our products. Moreover, positive results of preclinical tests will not necessarily indicate positive results in clinical trials.

   Clinical trials to support NDAs are typically conducted in three sequential phases, but the phases may overlap. During Phase I, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics and pharmacological actions and safety, including side effects associated with increasing doses. Phase II usually involves studies in a limited patient population to:

  . assess the efficacy of the drug in specific, targeted indications;

  . assess dosage tolerance and optimal dosage; and

  . identify possible adverse effects and safety risks.

   If a compound is found to be potentially effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials, also called pivotal studies, major studies or advanced clinical trials, are undertaken to further demonstrate clinical efficacy and to further test for safety within an expanded patient population at geographically dispersed clinical study sites.

   After successful completion of the required clinical testing, generally a NDA is submitted. The FDA may request additional information before accepting a NDA for filing, in which case the application must be resubmitted with the additional information. Once the submission has been accepted for filing, the FDA has 180 days to review the application and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the NDA to an appropriate advisory committee for review, evaluation and recommendation as to whether the application should be approved, but the FDA is not bound by the recommendation of an advisory committee.

   If FDA evaluations of the NDA and the manufacturing facilities are favorable, the FDA may give us either an approval letter or an approvable letter. An approvable letter will usually contain a number of conditions that must be met in order to secure final approval of the NDA and authorization of commercial marketing of the drug for particular indications. The FDA may refuse to approve the NDA or give us a non-approvable letter, outlining the deficiencies in the submission and often requiring additional testing or information. If regulatory approval of a product is granted, it will be limited to particular disease states or conditions.

   We and any of our contract manufacturers are also required to comply with the applicable FDA current good manufacturing practice regulations. Good manufacturing practice regulations include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA. These facilities must be approved before we can use them in commercial manufacturing of our products. Our contract manufacturers or we may not be able to comply with the applicable good manufacturing practice requirements and other FDA regulatory requirements.

   Outside the United States, our ability to market our products will also depend on our receipt of marketing authorizations from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials and marketing authorization vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within Europe procedures are available to companies wishing to market a product in more than one European Union member state. If the regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted. This foreign regulatory approval process, including those in Europe and Japan, involves all of the risks associated with FDA clearance discussed above.

Employees

   As of July 11, 2000, we had 36 full-time employees, 16 of whom involved in our drug discovery and preclinical programs, 11 of whom were engaged in development programs, and nine of whom were involved in administrative activities. Thirteen of our employees hold a Ph.D., Pharm.D. or M.D. degree. In addition, we utilize part-time employees and outside contractors and consultants as needed. Employees are required to execute a confidentiality and assignment of trade secrets agreement. Our employees are not represented by a labor union and we believe that our relations with employees are good.

Facilities

   We lease facilities that comprise approximately 17,500 square feet in Durham, North Carolina adjacent to the Research Triangle Park, through several leases. The leases expire in August 2003, May 2003 and December 2003 and are renewable. We anticipate having sufficient space to allow for all potential expansionary needs over the next two years.

Legal Proceedings

   We are not a party to any material legal proceedings.

Scientific Advisory Board

   We are advised by an international scientific advisory board currently composed of eight members with expertise in the fields of statistics, molecular biology, genetic research and medicine. We meet periodically with our scientific advisory board to review and discuss specific projects with those members who are experts in the subjects being discussed. In addition, we may consult individual board members as to matters in their respective areas of expertise. Our scientific advisory board currently is composed of the following individuals:

     Richard Boucher, M.D. and Benjamin R. Yerxa, Ph.D. are Co-Chairmen of the Scientific Advisory Board. See "Management--Executive Officers and Directors."

     Dennis Ausiello, M.D. is Chief of Medicine at Massachusetts General Hospital and Professor of Medicine at Harvard Medical School. He is an internationally recognized expert in the cell biology of ATP receptors, sodium ion channels and water channels.

     Carol Basbaum, Ph.D. is Professor of Anatomy at the University of California at San Francisco and is an expert in lung mucin production. Her interests focus on both the biology of the mucin secretory cell in the lung and the regulation of mucin gene expression. A particular interest has been bacterial pathogen-mucin gene regulatory interactions.

     Geoffrey Burnstock, D.Sc. is Director, Autonomic Neuroscience Institute and Professor, Department of Anatomy and Developmental Biology, Royal Free Hospital School of Medicine. He originally conceived the idea of purinergic nerves and receptors for extracellular adenine nucleotides. He is the leader of the purinergic receptor field. He is the recipient of many international awards and is a fellow of the Royal Society.

     Mark Leppert, Ph.D. is Associate Professor, Eccles Institute of Human Genetics, University of Utah. He is a geneticist/molecular biologist. He is a central figure in the internationally recognized University of Utah human genome effort. His particular interest is mapping human diseases to define the molecular basis of human disease.

     Lee Limbird, Ph.D. is Associate Vice Chancellor for Research, Vanderbilt University Medical Center, Professor of Pharmacology and Chair, Department of Pharmacology Vanderbilt University. Her research has focused on the structure and function of G-protein coupled receptors with particular emphasis on adrenergic receptors. A current interest is delineation of the molecular basis of membrane targeting of receptors in polarized cells. She was awarded the John Jacob Abel Award given to the most outstanding young pharmacologist in 1987.

     David Westfall, Ph.D. is Vice President, Academic Affairs, University of Nevada-Reno and Professor of Pharmacology, University of Nevada School of Medicine. He has been a leader in physiological and pharmacological studies of purinergic receptors for the last two decades. His research includes a major interest in purinergic receptors in the nervous system and on smooth muscle of the urinary tract.

Other Advisory Committees

   In addition to our scientific advisory board, we have a chronic bronchitis advisory board, a cystic fibrosis advisory board and a critical care advisory board. These committees consist of clinical experts in their respective fields.

                                   MANAGEMENT

Executive Officers and Directors

   Our executive officers and directors as of the date of this prospectus are as follows:

 Name                                     Age              Position
 ----                                     ---              --------
 Christy L. Shaffer, Ph.D................ 42  President, Chief Executive
                                              Officer and Director
 Gregory J. Mossinghoff.................. 39  Chief Business Officer, Secretary
                                              and Treasurer
 Donald J. Kellerman, Pharm.D. .......... 45  Senior Vice President,
                                              Development
 Benjamin R. Yerxa, Ph.D................. 34  Vice President, Discovery
 Richard M. Evans, Ph.D. ................ 40  Vice President, Pharmaceutical
                                              Development
 Janet L. Rideout, Ph.D(1)............... 61  Senior Vice President, Discovery
 Terrance G. McGuire..................... 44  Chairman of the Board
 Richard Boucher, M.D. .................. 55  Director
 Andre L. Lamotte, Sc.D. ................ 51  Director
 H. Jefferson Leighton, Ph.D. ........... 54  Director
 W. Leigh Thompson, M.D., Ph.D., D.Sc. .. 61  Director
 Jesse I. Treu, Ph.D. ................... 53  Director

--------
(1) Dr. Rideout has informed us that she will retire following this offering. However, Dr. Rideout has agreed to serve as a consultant for a period of at least a year.

   Following are brief descriptions of our current executive officers and directors:

   Christy L. Shaffer, Ph.D. has served as our President, Chief Executive Officer and as a director since January 1999. Dr. Shaffer joined us in June 1995 as our first full time employee, Director, Clinical Operations, was promoted to Senior Director, Development in June 1996 and to Vice President, Development and Chief Operating Officer in January 1998. Dr. Shaffer has over ten years of experience in drug development within the pharmaceutical industry. She previously served in a variety of positions in the clinical research division of Burroughs Wellcome Co. including Associate Director of pulmonary research in the department of pulmonary/critical care medicine during the period from February to June 1995. Dr. Shaffer coordinated several IND submissions and one NDA submission at Burroughs Wellcome. Dr. Shaffer received a Ph.D. in pharmacology from the University of Tennessee and completed two years of postdoctoral training in cardiovascular research in the Biochemistry Department at the Chicago Medical School before her postdoctoral appointment at University of North Carolina.

   Gregory J. Mossinghoff has served as our Chief Business Officer since December 1999. Mr. Mossinghoff joined us in June 1998 as our Senior Director of Strategic Planning and Operations and was promoted to Vice President, Corporate Development in January 1999. Mr. Mossinghoff has also served as our Secretary since October 1998, and as our Treasurer since March 2000. In his current role he helps us develop and realize strategic objectives, expand our corporate partnerships in the United States and abroad, and oversee all business-related activities including operations and finance. Before joining us, from February 1996 to June 1998, Mr. Mossinghoff was worldwide Director of Business Analysis at Glaxo Wellcome plc, with specific responsibility for the CNS therapeutic area. Before joining Glaxo Wellcome, Mr. Mossinghoff held various roles with increasing responsibility at Hoffmann LaRoche Inc., from June 1988 to February 1996, including Manager, Business Development and Strategic Planning from 1994 to 1996. Mr. Mossinghoff received a BA degree in Economics from the University of Virginia, Charlottesville, VA and an MBA in Financial Management & Analysis from George Mason University, Fairfax, VA.

   Donald J. Kellerman, Pharm.D. has served as our Senior Vice President, Development since May 2000. He is responsible for all of our clinical development programs and regulatory affairs. Dr. Kellerman joined us in July 1999 as Vice President, Development. Before joining us, Dr. Kellerman spent 11 years with Glaxo Wellcome, from August 1997 to July 1999 and from April 1988 to August 1996, where he was Director of various groups, including International OTC, U.S. Infectious Diseases, and the Inhaled Corticosteroid Group. He was clinical project leader for Flovent(R) from first U.S. clinical studies in 1989 to approval in 1996. From September 1996 to August 1997, he was Vice President of Clinical Research at Sepracor, where he was project leader for the Xopenex(R) NDA team. Before Glaxo Wellcome, Dr. Kellerman worked at E.R. Squibb and Sons and Ciba-Geigy on several cardiovascular products. Dr. Kellerman holds a Doctor of Pharmacy and Bachelor of Science degree from the University of Minnesota.

   Benjamin R. Yerxa, Ph.D. has served as our Vice President, Discovery since February 2000 and as a Co-Chairman of our Scientific Advisory Board since June 2000. Dr. Yerxa joined us in August 1995 and previously held several positions, including Senior Director of Preclinical Programs. He supervises both the Biology and the Chemistry Discovery teams and all early preclinical drug development activities. He created a new strategic opportunity for us by developing the concept of ophthalmic uses for our core P2Y\\2\\ technology. Before being promoted to the position of Senior Director of Preclinical Programs in December 1999, Dr. Yerxa was Director of Preclinical Programs and, before that, Senior Research Chemist. While in chemistry, he served as the preclinical project leader for INS365. As a Senior Research Chemist his work focused on designing and synthesizing new P2Y receptor agonists. Before joining us, from October 1993 to August 1995, Dr. Yerxa was a Research Scientist at Burroughs Wellcome Co. Dr. Yerxa worked at Biophysica, Inc. for over two years, synthesizing radiocontrast agents. He developed scale-up procedures for the industrial production of Oxilan, a marketed imaging product. Dr. Yerxa received his Ph.D. in Organic Chemistry from UC Irvine in 1993.

   Richard M. Evans, Ph.D. has served as our Vice President, Pharmaceutical Development since June 2000. Dr. Evans joined us in October 1996 and has previously held several positions. He is responsible for all activities related to the manufacture, formulation development and testing of our products in development and for the identification and development of relevant drug delivery technologies. He also serves as Vice-Chair of the Inhalational Technology Focus Group for the American Association of Pharmaceutical Scientists. Prior to joining Inspire, Dr. Evans was Section Manager of Inhalational Dosage Forms at Rhone-Poulenc Rorer. He has over 10 years experience in the pharmaceutical industry, including positions at Delphi and Rhone-Poulenc Rorer. Dr. Evans holds both a Bachelor of Pharmacy degree and a Doctorate in Pharmaceutical Chemistry, in the field of inhalation drug delivery, from the Welsh School of Pharmacy, University of Wales College of Cardiff.

   Janet Rideout, Ph.D. has served as our Senior Vice President, Discovery since February 2000. Dr. Rideout joined us in 1995 as Director of Chemistry and was promoted to Senior Director, Discovery, in June 1996 and Vice President, Discovery in January 1998. Before joining us, Dr. Rideout spent more than 26 years at Burroughs Wellcome Co., ultimately serving as associate division director of organic chemistry. Dr. Rideout holds more than 40 patents, most notably as co-inventor for AZT (Retrovir(R)). She is a member of three divisions of the American Chemical Society, the New York Academy of Sciences, the American Association for the Advancement of Science, and a Life Fellow and past member of the board of directors of the American Institute of Chemists. She received the Distinguished Chemist Award from the North

Carolina Institute of Chemists in 1994. Dr. Rideout received her Ph.D. in organic chemistry from the State University of New York at Buffalo.

   Terrance G. McGuire has served as our Chairman of the Board and a director since October 1993, and is one of our four founders. He currently serves as chairman of the compensation and audit committees of the board and as a member of the nominating committee of the board. He also served as our Treasurer from October 1993 to March 2000. Since March 1986, he has been a founding general partner of Polaris Venture Partners L.P. Since 1992, he has served as a general partner of Alta V Management Partners L.P., which is the general partner of Alta V Limited Partnership, a fund associated with Burr, Egan, Deleage & Co. He is a director of Akamai Technologies, Inc., Aspect Medical Systems, Inc., Wrenchead.com, Inc., Paradigm Genetics, Inc. and several other private healthcare and information technology companies. Mr. McGuire received his B.S. in Physics and Economics from Hobart College, his M.S. in Engineering from Dartmouth College and his MBA from the Harvard Business School.

   Richard Boucher, M.D. has served as a director since March 1995, and is a Co-Chairman of our Scientific Advisory Board and a member of our nominating committee. One of our four founders, Dr. Boucher is the William Rand Kenan Professor of Medicine, Chief of Pulmonary Medicine and Director of the Cystic Fibrosis/Pulmonary Research and Treatment Center at The University of North Carolina at Chapel Hill School of Medicine. Dr. Boucher obtained his M.D. degree from Columbia University College of Physicians and Surgeons. Following residency training, he joined the Faculty of Medicine at The University of North Carolina at Chapel Hill in 1977. Dr. Boucher has authored or co-authored more than 200 original research articles and more than 100 additional publications including book chapters. He received the Doris Tulcin and Paul Di Sant'Agnese CF Research Awards and the Julius Comroe Award from The American Physiology Society. He is an established principal investigator with the National Institutes of Health, and is a member of the American College of Physicians and the Association of American Physicians. In recent years, Dr. Boucher has pioneered new approaches for the treatment of cystic fibrosis.

   Andre L. Lamotte, Sc.D. has served as a director since October 1993 and is one of our four founders. Dr. Lamotte also currently serves as a member of our nominating committee. In 1989, Dr. Lamotte founded Medical Science Partners, which specializes in early stage life sciences investments in affiliation with Harvard University and has served as the managing general partner since such time. Before founding Medical Science Partners, Dr. Lamotte served as a general manager at Pasteur Merieux from April 1983 to April 1988. He also serves as the managing general partner of Medical Science Partners II, L.P. and Medical Science II Co-Investment, L.P. Dr. Lamotte is a director of Ascent Pediatrics, Inc. Dr. Lamotte holds a Ph.D. in chemistry from the Massachusetts Institute of Technology and an M.B.A. from Harvard University.

   H. Jefferson Leighton, Ph.D. has served as a director since October 1993 and is one of our four founders. He served as our President and Chief Executive Officer from October 1993 until December 1995. Dr. Leighton also serves as a member of our audit committee. Dr. Leighton has more than 20 years of experience in large pharmaceutical companies in various research and development positions. More recently, he has founded, reorganized, and merged several small pharmaceutical companies including ICAgen, Exogen, Biodesign, Sphinx, SemaCo. and AdipoGenix.

   W. Leigh Thompson, M.D., Ph.D., D.Sc. has served as a director since April 1996. In December 1994 Dr. Thompson retired from Eli Lilly and Co. where he served as chief scientific officer and a member of the management committee. Dr. Thompson has enjoyed a distinguished career in both academic medicine and the pharmaceutical industry and has published extensively, particularly in the area of critical care medicine. He is a member of numerous corporate, academic, and civic boards, and consults in the areas of health informatics, enterprise strategic planning, and related areas. Since 1995, Dr. Thompson has been the Chief Executive Officer of Profound Quality Resources, Inc., a worldwide scientific consulting firm. He is currently a director of Bioanalytical Systems Inc., DepoMed Inc., Orphan Medical Inc., Guilford Pharmaceuticals, Inc., Medarex Inc. and Ophidian Pharmaceuticals Inc.

   Jesse I. Treu, Ph.D. has served as a director since March 1995 and is a member of our compensation and audit committees. He is a managing member of Domain Associates, L.L.C. and has served in this or similar capacities with the firm since 1986. He has served as a director of over 20 early-stage companies, eleven of which have so far become public companies. He is currently a director of Focal, Inc., Geltex Pharmaceuticals, Inc., Trimeris, Inc., OraPharma, Inc., and Simione Central Holdings, Inc. Before the formation of Domain, Dr. Treu had 12 years of health care experience at General Electric and Technicon Corporation in a number of research, marketing management and corporate staff positions. Dr. Treu received his B.S. from Rensselaer Polytechnic Institute and his M.A. and Ph.D. degrees in physics from Princeton University.

Director Compensation

   Directors do not receive cash compensation for services on the board of directors or any board committee. In 1996, we granted Dr. Thompson an option to purchase 27,428 shares of our common stock at an exercise price of $0.12 per share. In March 2000, we granted each non-employee director an option to purchase 5,714 shares of our common stock at an exercise price equal to the price of our common stock sold in this offering. All such options are subject to conditions relating to vesting and retention for each recipient's participation on the board of directors. All directors are reimbursed for expenses incurred in connection with attendance at board of directors and committee meetings.

Board Committees

   Our board of directors has established an audit committee, a compensation committee and a nominating committee. Our audit committee, which consists of Mr. McGuire, as chairperson, Dr. Treu and Dr. Leighton, reviews the results and scope of our annual audit and the services provided by our independent auditors. Our compensation committee, which consists of Mr. McGuire, as chairperson, and Dr. Treu, administers our stock plan and reviews and approves issues and matters concerning the compensation of employees and consultants and the objectives and policies instituted by the board of directors. Our nominating committee, which consists of Mr. McGuire, Dr. Boucher and Dr. Lamotte, reviews the qualifications of and proposes candidates for consideration for election to the board of directors or any committee of the board.

Compensation Committee Interlocks and Insider Participation

   During the fiscal year ended December 31, 1999, Mr. McGuire and Dr. Treu served as members of our compensation committee. We have never employed any member of the compensation committee of our board of directors. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or our compensation committee of the board of directors. For information on recent purchases of our capital stock by the members of our compensation committee or their respective affiliates, please see the description under the caption "Certain Transactions" included in this prospectus.

Executive Compensation

   The following table provides information concerning the annual and long-term compensation for the fiscal year ended December 31, 1999 of (i) our chief executive officer, and (ii) our other executive officers as of December 31, 1999 whose salary and bonus earned during the fiscal year ended December 31, 1999 exceeded $100,000. Following the rules of the Securities and Exchange Commission, the compensation described in the table does not include medical, group life insurance or some other benefits which are available generally to all of our salaried employees. These individuals are referred to as the named officers in other parts of this prospectus.

                           Summary Compensation Table

                                  Annual       Long-Term
                               Compensation   Compensation
                             ---------------- ------------
                                               Securities
                                               Underlying
Name and Principal Position   Salary   Bonus    Options
---------------------------  -------- ------- ------------
Christy L. Shaffer, Ph.D ..  $192,800 $40,000         0
 President, Chief Executive
 Officer and Director
Gregory J. Mossinghoff ....  $139,667 $42,600    71,429
 Chief Business Officer
Janet L. Rideout, Ph.D ....  $138,417 $42,600   102,857
 Senior Vice President,
 Discovery

   The following table sets forth information concerning grants of stock options to the named officers during the fiscal year ended December 31, 1999.

                       Option Grants in Last Fiscal Year

                                                                            Potential
                                     Percentage                         Realizable Value
                                      of Total                          at Assumed Rates
                          Number of   Options                            of Stock Price
                          Securities Granted to                         Appreciation for
                          Underlying Employees  Exercise or                Option Term
                           Options   in Fiscal  Base Price  Expiration -------------------
Name                       Granted      1999     per Share     Date       5%        10%
----                      ---------- ---------- ----------- ---------- --------- ---------
Christy L. Shaffer,
 Ph.D...................         0       --          --           --         --        --
Gregory J. Mossinghoff..    71,429      18.1%      $0.84     10/12/09  1,298,470 2,067,596
Janet L. Rideout,
 Ph.D...................   102,857      26.0%      $0.42     04/06/09  1,940,150 3,089,365

   The figures above represent options granted under our stock plan. We granted options to purchase 395,000 shares of our common stock in 1999.

   The options granted to our employees typically vest as to 25% on the first anniversary of the date of grant and as to the remaining 75% in 36 generally equal monthly installments commencing on the first month following the first anniversary of the date of grant. Mr. Mossinghoff's 1999 options vest as to 17,857 shares on October 31, 2000, vest as to an additional 1,489 on the last day of each month for 35 months after that date, and vest as to the remaining 1,471 shares on October 31, 2003. Dr. Rideout's 1999 options vest as to 51,429 shares on April 6, 2000 and as to 51,429 shares on April 6, 2001, except that the options become fully vested upon the closing of this offering. Options granted to the named officers expire 10 years from the grant date.

   The potential realizable value represents amounts, net of exercise price before taxes, that may be realized upon exercise of the options immediately before the expiration of their terms assuming appreciation of 5% and 10% over the option term. The 5% and 10% values are calculated based on rules promulgated by the Securities and Exchange Commission and are applied to the initial public offering price of $12.00 per share and do not reflect our estimate of future stock price growth. The actual value realized may be greater or less than the potential realizable value shown in the table.

   We have never granted stock appreciation rights.

   The following table shows information concerning the value and number of exercisable and unexercisable stock options held by the named officers as of December 31, 1999. The value of unexercised in-the-money options at December 31, 1999 represents an amount equal to the difference between the initial public offering price of $12.00 per share and the option exercise price, multiplied by the number of unexercised options. An option is in-the-money if the fair market value of the underlying shares exceeds the option's exercise price.

                         Fiscal Year-End Option Values

                                                             Value of Unexercised
                             Number of Unexercised          In-the-Money Options of
                          Options at Fiscal Year-End            Fiscal Year-End
                          ------------------------------   -------------------------
Name                      Exercisable     Unexercisable    Exercisable Unexercisable
----                      -------------   --------------   ----------- -------------
Christy L. Shaffer,
 Ph.D...................          187,946          212,054 $2,160,348   $2,539,652
Gregory J. Mossinghoff..           25,201          117,656 $  273,898   $1,362,388
Janet L. Rideout,
 Ph.D...................           71,188          104,297 $1,274,860   $1,590,370

Stock Plan

   We established our stock plan, as amended, for the purposes of attracting and retaining the best available personnel, to provide additional incentive to our employees, officers, directors and consultants and to promote our success. The stock plan provides for the grant of incentive stock options to our employees and the grant of non-qualified stock options and restricted stock to our employees, directors and consultants on such terms and conditions as may be determined by our board of directors or a committee of the board which has general responsibility for the administration of the plan. The powers of our board of directors or a committee, as the case may be, include the determination of which employees and consultants are to receive stock option grants or grants of restricted shares, the exercise price, number of shares, the vesting schedule of the grants, payment methods, and other terms and conditions applicable to such grants. The total number of shares of our common stock authorized for use by the stock plan is 3,428,571. As of May 31, 2000, options to purchase 2,818,375 shares of our common stock were granted (and not subsequently forfeited), of which options to purchase 1,976,527 shares of our common stock were outstanding and options to purchase 841,848 shares had been exercised. The exercise prices of the outstanding options range from $0.12 to $12.00 per share.

   The exercise price per share for incentive stock options may not be less than the fair market value of our common stock on the date of grant as determined in good faith by the board of directors; provided, however, in the case of an incentive stock option granted to an individual who owns at least 10% of the total combined voting power of all classes of our capital stock, the exercise price shall be no less than 110% of the fair market value per share on the date of grant. The aggregate fair market value of shares which may be purchased for the first time during any calendar year through the exercise of an incentive stock option granted under the stock plan, or any other incentive stock option plan of the company, may not exceed $100,000, based on such fair market value at the time of grant. Under the stock plan, stock options may be exercisable for up to 11 years, in the case of non-qualified stock options, and for up to 10 years, in the case of incentive stock options.

   If we consolidate or merge with another corporation, sell or exchange substantially all of our assets, or are reorganized or liquidated, a holder of an option under the stock plan, upon exercise of the option by the terms of the option, will receive the same shares, securities or property that the optionholder would have received had he or she, immediately before the event described above, held the number of shares of our stock purchasable under the option. Alternatively, our board of directors can choose to cancel unexercised options outstanding under the stock plan by providing optionholders with at least 20 days advance written notice. Our board of directors also may in its discretion accelerate or waive any deferred exercise period under the option.

   The board of directors may amend or terminate the stock plan at any time, subject to any required stockholder approval.

401(k) Profit Sharing Plan

   We adopted a 401(k) profit sharing plan for qualified employees, effective August 1, 1995. Subject to some maximum contribution limitations, participants may elect a salary reduction of up to an amount equal to 15% of their respective work compensation. The plan allows us to match participant salary reductions of up to 8% of a participant's work compensation or make other discretionary contributions with respect to participants, neither of which has been done with respect to any period ending on or before December 31, 1999.

   Under the 401(k) plan, a participant's interest in our matching or discretionary contributions, if any are made, will become 20% vested upon the participant's completion of two years of service, with such vesting increasing at the rate of 20% for each additional year of service so that 100% vesting is achieved when the participant has completed six years of service. All interests acquired through salary reduction contributions are at all times 100% vested.

Employee Confidentiality, Invention Assignment and Non-Compete Agreements

   All of our employees, including each of the named officers, Dr. Evans, Dr. Kellerman and Dr. Yerxa, have entered into employee confidentiality, invention assignment and, with respect to our management-level employees, non-compete agreements which provide, among other things, that the employee will not disclose any confidential information or trade secrets in any unauthorized manner. The agreements also provide that all inventions by the employee relating to our current or anticipated business which occur during the time of employment will be our property. Finally, the agreements provide that, with respect to any management-level employee, the employee will not compete with us during the time of employment and for one additional year.

                              CERTAIN TRANSACTIONS

   We entered into a Consultation and Scientific Advisory Board Agreement with Dr. Richard Boucher, a member of our board of directors, in March 1995. The terms of the agreement provide that Dr. Boucher will serve as the Chairman of our Scientific Advisory Board for an initial term of three years. The agreement automatically renews itself thereafter for successive one year terms unless terminated by either party. Under the agreement, Dr. Boucher also agreed to consult on the field of airway diseases and the development of low molecular weight molecules for therapeutic or diagnostic purposes. We are currently paying Dr. Boucher $4,167 a month for his services, and he has received 400,000 shares of our common stock as partial compensation for his service. In December 1998, in recognition of his contributions, we granted Dr. Boucher an option to purchase 114,286 shares of our common stock at $0.21 per share. Such shares vest pro rata and will be fully vested on June 30, 2002.

   In March 1995, we entered into a Sponsored Research Agreement with The University of North Carolina at Chapel Hill. Under the agreement, we fund a research program relating to uses of the P2Y receptor family. Drs. Richard C. Boucher, M. Jackson Stutts and C. William Davis currently serve as the principal investigators with respect to the research. We paid approximately $141,120 in 1999 for the research program under the agreement.

   On July 1, 1999 and October 29, 1999 we sold an aggregate of 6,201,985 shares of Series E preferred stock at a purchase price of $2.00 per share. The following holders of more than 5% of our voting securities purchased Series E preferred stock in those transactions in the amounts shown below. See "Principal Stockholders" for more detail on securities held by these stockholders.

                                                                 Common Stock
                                                                  into which
                                                                   Series E
                                                   Series E     Preferred Stock
   Purchaser                                    Preferred Stock  Will Convert
   ---------                                    --------------- ---------------
   Alta V Limited Partnership..................      395,840         226,194
   Benefit Capital Management Corporation......      500,000         285,714
   Domain Partners III, L.P....................      373,832         213,618
   InterWest Partners VII, L.P.................    2,857,843       1,633,053
   NMT New Medical Technologies................    1,250,000         714,285

   Andre L. Lamotte, a director, is also a director of NMT New Medical Technologies. Terrance G. McGuire, a director, is a general partner of Alta V Management Partners, L.P., which is the general partner of Alta V Limited Partnership. Jesse I. Treu, Ph.D., a director, is a general partner of One Palmer Square Associates III, L.P., the general partner of Domain Partners III, L.P.

   In connection with our entering into a Development, License and Supply Agreement with Genentech, Inc., we sold 1,000,000 shares of Series G preferred stock at $10.00 per share under the terms of a Series G Preferred Stock and Warrant Purchase Agreement, dated December 17, 1999. The Series G preferred stock, including accrued dividends through May 31, 2000, will automatically convert at the time of the closing of this offering into 870,980 shares of our common stock. On December 17, 1999, we also issued Genentech a warrant to purchase 253,968 shares of our common stock, at an exercise price of $7.88 per share. In addition, upon the occurrence of milestone events, we are obligated to sell, and Genentech is obligated to purchase: (i) up to $2,000,000 of our common stock, at a per share price determined using the 20-day trailing average close price of common stock as quoted on an established stock exchange, and
(ii) warrants for up to 50,793 shares of common stock at an exercise price of $7.88 per share.

See "Business--Corporate Collaborations" for a description of the terms of our collaboration with Genentech.

   During 1999, we contracted with a contract research organization to perform research on behalf of Kissei, one of our collaborative partners and the holder of 375,000 shares of our Series C preferred stock. We were reimbursed by Kissei for the cost of the study. The total amount reimbursed by Kissei for this study in 1999 was $813,000.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth information regarding the beneficial ownership of our common stock as of June 15, 2000 on a fully diluted basis, and as of such date, as adjusted to show the effect of this offering, by (i) each person who is known to own beneficially more than 5% of our common stock and
(ii) each of the named officers and our current directors, and (iii) all of the directors and executive officers as a group.

   Except as indicated by footnote, beneficial ownership includes all options and warrants which are exercisable within 60 days of June 15, 2000. In addition to assuming the conversion of all outstanding shares of preferred stock into shares of common stock upon the closing of this offering, the information in this table assumes the conversion of all outstanding warrants to purchase shares of preferred stock into warrants to purchase shares of common stock. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power for all shares of common stock shown as beneficially owned by them.

Name and Address of Beneficial                               Percentage
Owner                                Number of Shares    Beneficially Owned
------------------------------      Beneficially Owned ----------------------
                                       Before This     Before This After This
                                         Offering       Offering    Offering
                                    ------------------ ----------- ----------
Burr, Egan, Deleage Funds(1).......     2,879,180         15.2%       11.8%
 Burr, Egan, Deleage & Co.
 One Post Office Square
 Suite 3800
 Boston, MA 02109
Domain Partners Entities(2)........     2,594,985         13.7%       10.6%
 Domain Associates, L.L.C.
 One Palmer Square, Suite 515
 Princeton, N.J. 08542
InterWest Partners Entities(3).....     1,707,142          9.0%        7.0%
 InterWest Investors VII, LP
 3000 Sand Hill Road
 Bldg. 3, Suite 255
 Menlo Park, CA 94025
Medical Science Partners
 Entities(4).......................     1,500,935          7.9%        6.1%
 c/o Medical Science Partners
 161 Worcester Road, Suite 301
 Framingham, MA 01701
JAFCO Entities(5)..................     1,428,570          7.5%        5.8%
 c/o JAFCO Co., Ltd.
 Tekko Building, 1-8-2 Monanouchi
 Chiyoda-Ku
 Tokyo, 100 Japan
Benefit Capital Management
 Corporation(6)....................     1,238,095          6.5%        5.1%
 39 Old Ridgebury Road
 Danbury, CT 06817
Genentech, Inc.(7).................     1,128,558          5.9%        4.6%
 1 DNA Way
 South San Francisco, CA 94080-4990

                                                                Percentage
Name and Address of Beneficial Owner    Number of Shares    Beneficially Owned
------------------------------------   Beneficially Owned ----------------------
                                          Before This     Before This After This
                                            Offering       Offering    Offering
                                       ------------------ ----------- ----------
Christy L. Shaffer, Ph.D.(8).........        239,368          1.3%        1.0%
Gregory J. Mossinghoff(9)............         37,093            *           *
Janet L. Rideout, Ph.D.(10)..........        234,285          1.2%        1.0%
Richard Boucher, M.D.(11)............        564,502          3.0%        2.3%
Andre L. Lamotte, Sc.D.(12)..........      2,460,935         13.0%       10.1%
H. Jefferson Leighton, Ph.D.(13).....        400,000          2.1%        1.6%
Terrance G. McGuire(1)...............      2,879,180         15.2%       11.8%
W. Leigh Thompson, M.D., Ph.D.,
 D.Sc.(14)...........................         27,785            *           *
Jesse I. Treu, Ph.D.(2)..............      2,594,985         13.7%       10.6%
All directors and executive officers
 as a group (12 people)(1), (2), (8),
 (9), (10), (11), (12), (13), (14) ..      9,538,213         49.0%       38.2%

--------
*    Less than one percent
 (1) Includes 2,849,236 shares held by Alta V Limited Partnership and 29,944 shares held by Customs House Partners. Alta V Management Partners, L.P. is the general partner of Alta V Limited Partnership. Burr, Egan, Deleage & Co. directly or indirectly provides investment advisory services to various venture capital funds, including Alta V Limited Partnership and Customs House Partners. Mr. McGuire is a general partner of Alta V Management Partners, L.P. In his capacity as a general partner of the Alta V Management Partners, L.P., Mr. McGuire may be deemed to share voting and investment powers with respect to the shares held by Alta V Limited Partnership. Mr. McGuire disclaims beneficial ownership of all of such shares held by Alta V Limited Partnership except to the extent of his proportional pecuniary interest therein. Mr. McGuire also disclaims beneficial ownership to all of the shares of Customs House Partners. Does not include 5,714 shares of common stock underlying stock options granted to Mr. McGuire which will not have vested within sixty days after June 15, 2000.
 (2) Includes 2,514,456 shares held by Domain Partners III, L.P. and 80,529 shares held by DP III Associates, L.P. One Palmer Square Associates III, L.P. is the general partner of Domain Partners III, L.P. and DP III Associates, L.P. Jesse I. Treu, Ph.D. is a general partner of One Palmer Square Associates III, L.P. Dr. Treu shares voting and investment power with respect to these shares and disclaims beneficial ownership of such shares except to the extent of his proportional interest therein. Does not include 5,714 shares of common stock underlying stock options granted to Dr. Treu which will not have vested within sixty days after June 15, 2000.
 (3) Includes 1,633,053 shares held by InterWest Partners VII, L.P. and 74,089 shares held by InterWest Investors VII, L.P. InterWest Management Partners VII, L.L.C. is the general partner of InterWest Partners VII, L.P. and InterWest Investors VII, L.P. Arnold L. Oronsky, a managing director of InterWest Management Partners VII, L.L.C., and each of the other managing directors and members of InterWest Management Partners VII, L.L.C. disclaim beneficial ownership of the shares except to the extent of their pro rata interest therein.
 (4) Includes 1,339,177 shares held by Medical Science Partners II, L.P. and 161,758 shares held by Medical Science II Co-Investment, L.P. Medical Science Partners is the general partner of Medical Science Partners II, L.P. and the co-manager of Medical Science II Co-Investment, L.P. Dr. Lamotte is a managing general partner of Medical Science Partners. See footnote 12 below.
 (5) Includes 285,714 shares held by Jafco Co., Ltd., 117,142 shares held by JAFCO-JS-3 Investment Enterprise Partnership, 196,000 shares held by JAFCO-R-3 Investment Enterprise Partnership, 176,000 shares held by JAFCO-G-6(A) Investment Enterprise Partnership, 176,000 shares held by JAFCO-G-6(B) Investment Enterprise Partnership, 238,857 shares held by JAFCO-G-7(A) Investment Enterprise Partnership, and 238,857 shares held by JAFCO-G-7(B) Investment Enterprise Partnership. Jafco Co., Ltd. is the Executive Partner of JAFCO-JS-3 Investment Enterprise Partnership, JAFCO-R-3 Investment Enterprise Partnership, JAFCO-G-6(A) Investment Enterprise Partnership, JAFCO-G-6(B) Investment Enterprise Partnership, JAFCO-G-7(A) Investment Enterprise Partnership and JAFCO-G-7(B) Investment Enterprise Partnership. Mr. Mitsumasa Murase is the President of Jafco Co., Ltd. and disclaims beneficial ownership of the shares except to the extent of his pro rata interest therein.

 (6) Includes 1,238,095 shares held by Benefit Capital Management Corporation ("Benefit") as Investment Manager for The Prudential Insurance Company of America, Separate Account No. VCA-GA-5298. Benefit has voting power and investment power as to the shares held by it. Benefit is a wholly owned subsidiary of Union Carbide Corporation, a New York corporation ("UCC"). Benefit manages the assets of UCC's retirement program plan for employees of UCC and its participating subsidiaries. In connection with the purchase of certain annuities by the retirement program plan, Prudential has established a separate insurance account. Prudential disclaims beneficial ownership of the shares.
 (7) Includes 874,590 shares and a warrant for 253,968 shares of common stock. The number of shares held by Genentech is based on an assumption that dividends on Series G preferred stock will accrue through June 15, 2000.
 (8) Includes 40,000 shares of common stock and 199,368 shares of common stock underlying stock options granted to Dr. Shaffer which will have vested within sixty days after June 15, 2000. Does not include 274,917 shares of common stock underlying stock options granted to Dr. Shaffer which will not have vested within sixty days after June 15, 2000.
 (9) Includes 37,093 shares of common stock underlying stock options granted to Mr. Mossinghoff which will have vested within sixty days after June 15, 2000. Does not include 191,478 shares of common stock underlying stock options granted to Mr. Mossinghoff which will not have vested within sixty days after June 15, 2000.
(10) Includes 58,800 shares of common stock, and 175,485 shares of common stock underlying stock options granted to Dr. Rideout which will have vested within sixty days after June 15, 2000, assuming the accelerated vesting of 51,428 shares upon the closing of this offering.
(11) Includes 504,954 shares of common stock and 59,548 shares of common stock underlying stock options granted to Dr. Boucher which will have vested within sixty days after June 15, 2000. Does not include 60,451 shares of common stock underlying stock options granted to Dr. Boucher which will not have vested within sixty days after June 15, 2000.
(12) Includes 1,339,177 shares held by Medical Science Partners II, L.P., 161,758 shares held by Medical Science II Co-Investment, L.P. and 960,000 shares held by NMT New Medical Technologies. Medical Science Partners is the general partner of Medical Science Partners II, L.P. and the co-manager of Medical Science II Co-Investment, L.P. Dr. Lamotte is a managing general partner of Medical Science Partners. Dr. Lamotte is a director of NMT New Medical Technology. Dr. Lamotte disclaims beneficial ownership of Medical Science II Co-Investment, L.P.'s shares. Dr. Lamotte disclaims beneficial ownership of NMT New Medical Technology's shares except to the extent of his proportional pecuniary interest therein. Does not include 5,714 shares of common stock underlying stock options granted to Dr. Lamotte which will not have vested within sixty days after June 15, 2000.
(13) Includes 400,000 shares of common stock. Does not include 5,714 shares of common stock underlying stock options granted to Dr. Leighton which will not have vested within sixty days after June 15, 2000.
(14) Includes 27,214 shares of common stock and 571 shares of common stock underlying stock options granted to Dr. Thompson which will have vested within sixty days after June 15, 2000. Does not include 5,714 shares of common stock underlying stock options granted to Dr. Thompson which will not have vested within sixty days after June 15, 2000.

                          DESCRIPTION OF CAPITAL STOCK

   At the time of the closing of this offering, our authorized capital stock consists of 62,000,000 shares, of which 60,000,000 shares are common stock, $0.001 par value, and 2,000,000 shares are preferred stock, which our board of directors has the power and authority to designate into classes or series. Immediately following this offering, there will be 24,444,218 shares of common stock and no shares of preferred stock outstanding assuming no exercise of options or warrants subsequent to May 31, 2000. The following is a summary of various provisions of our common stock and preferred stock.

Common Stock

   As of May 31, 2000, there were 2,604,134 shares of our common stock issued and outstanding and held of record by 48 stockholders. An additional 16,340,084 shares of our common stock will be issued upon the automatic conversion of all outstanding shares of our preferred stock on the closing of this offering, at the initial public offering price of $12.00. In addition, as of May 31, 2000, 265,397 shares of our common stock were reserved for the exercise of outstanding warrants, 208,170 shares of our preferred stock were reserved for the exercise of outstanding warrants for our preferred stock that will convert into warrants to purchase 118,954 shares of our common stock at the time of the closing of this offering and 3,428,571 shares of our common stock were reserved for the exercise of options under our stock plan, of which options to purchase 2,818,375 shares of our common stock were granted (and not subsequently forfeited). Of these, 1,976,527 shares are reserved for the exercise of outstanding options and 841,848 shares have been purchased pursuant to the exercise of such options.

   The following summarizes the rights of the holders of our common stock:

  . each holder of shares of common stock is entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors;

  . there are no cumulative voting rights;

  . the holders of our common stock are entitled to dividends and other distributions as may be declared from time to time by the board of directors out of funds legally available for that purpose, if any, provided that no cash dividend may be declared or paid on our common stock until paid on various series of outstanding preferred stock along with its terms;

  . upon our liquidation, dissolution or winding up, the holders of shares of common stock will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities and the payment of the liquidation preference of any outstanding preferred stock; and

  . under the terms of our amended and restated certificate of incorporation, the holders of common stock have no preemptive or other subscription rights to purchase shares of our stock, nor are they entitled to the benefits of any redemption or sinking fund provisions.

Preferred Stock

   Upon the closing of this offering, there will be no shares of preferred stock outstanding. Our amended and restated certificate of incorporation authorizes our board of directors to create and issue one or more series of preferred stock and determine the rights and preferences of each series within the limits permitted by our amended and restated certificate of incorporation and applicable law. Among other rights, the board of directors may decide, without further vote or action by our stockholders:

  . the number of shares constituting the series and the distinctive designation of the series;

  . the dividend rate on the shares of the series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the series;

  . whether the series will have voting rights in addition to the voting rights provided by law, and if so, the terms of the voting rights;

  . whether the series will have conversion privileges and, if so, the terms and conditions of conversion;

  . whether or not the shares of the series will be redeemable, and, if so, the dates, terms and conditions of redemption, as the case may be;

  . whether the series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of the sinking fund; and

  . the rights of the shares of the series in the event of our voluntary or involuntary liquidation, dissolution or winding up and the relative rights or priority, if any, of payment of shares of the series.

   Unless our board of directors decides otherwise, the shares of all series of preferred stock will rank equally regarding the payment of dividends and the distribution of assets upon liquidation. Although we have no present plans to issue any shares of preferred stock, any future grant of shares of preferred stock, or the grant of rights to purchase preferred shares, may have the effect of delaying, deferring or preventing a change in control in our company or an unsolicited acquisition proposal. The grant of preferred stock also could decrease the amount of earnings and assets available for distribution to the holders of common stock or could negatively affect the rights and powers, including voting rights, of the holders of the common stock.

Registration Rights

   Following the expiration of all applicable lock-up periods, the holders of at least 50% of the shares of our common stock to be received upon the automatic conversion of the outstanding shares of Series A preferred stock at the time of the closing of this offering may request that we file a registration statement under the Securities Act. At any time after April 8, 2002, the holders of at least 50% of the shares of our common stock to be received upon the automatic conversion of the outstanding shares of Series A preferred stock and Series B preferred stock at the time of the closing of this offering may request that we file a registration statement. At any time after December 31, 2002, the holders of more than 50% of the shares of our common stock to be received upon the automatic conversion of the outstanding shares of any two of the following series of preferred stock may request that we file a registration statement: Series A preferred stock, Series B preferred stock, Series E preferred stock or Series G preferred stock. The holders of at least 50% of the outstanding shares of common stock issued upon the conversion of any of the Series A preferred stock, Series B preferred stock, Series E preferred stock and Series G preferred stock may also request that we file a registration statement on Form S-3. Upon such a request and subject to minimum size conditions, we generally will be required to use our best efforts to register those shares. In addition, if we propose to register any of our common stock, either for our own account or for the account of our stockholders, we are required, with some exceptions, to notify the holders described above and, with some limitations, to include in that registration all of the shares of our common stock received upon conversion of the shares of our Series A preferred stock, Series B preferred stock, Series E preferred stock and Series G preferred stock requested to be included by stockholders. We are generally obligated to bear the expenses, other than underwriting discounts and sales commissions, of these registrations.

   Under agreements with the holders of Series C preferred stock and Series D preferred stock, we have agreed to notify the holders in the event we propose to register any of our common stock, either for our own account or for the account of stockholders and, subject to limitations, to include in the registration all of the shares of common stock issued upon the conversion of the Series C preferred stock and Series D preferred stock at the time of closing of this offering, as requested to be included by such holders. We are generally obligated to bear the expenses, other than underwriting discounts and sales commissions, of these registrations.

   All such registration rights terminate five years after the closing of this offering.

   Any exercise of registration rights may hinder our efforts to arrange future financings and may have a negative effect on the market price of our common stock.

Stockholders' Agreement

   The holders of our common stock, our Series A, B and E preferred stock and we are parties to a stockholders' agreement in which stockholders have agreed to vote their shares for the election of directors, as follows: one person designated by stockholders affiliated with Burr, Egan, Deleage & Co., one designated by stockholders affiliated with Medical Science Partners, one designated by stockholders affiliated with Domain Associates, one designated by NMT New Medical Technologies, the Chief Executive Officer and three non-employees designated by those four persons. In addition, the holders of our common stock granted us and our Series A, B and E preferred stockholders a right of first refusal to purchase their stock. This agreement will terminate upon the conversion of all shares of Series A, B and E preferred stock into shares of common stock upon the closing of this offering.

Delaware Law and Certain Charter and By-Law Provisions

   We are subject to Section 203 of the Delaware General Corporation Law which is an anti-takeover provision. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of a corporation's voting stock.

   Our amended and restated certificate of incorporation authorizes our board of directors to create and issue one or more series of preferred stock and determine the rights and preferences of each series within the limits set forth in our amended and restated certificate of incorporation and applicable law. Use of our preferred stock could have the effect of delaying, deferring or preventing a change in control, as removal of our board of directors and management may be rendered more difficult. Further, use of the preferred stock may have an negative impact on the ability of our stockholders to participate, if applicable, in a tender offer or exchange offer for the common stock, which would diminish the value of the common stock.

   Effective simultaneously with the closing of this offering, our amended and restated certificate of incorporation will provide that the members of the board will be divided into three classes. The terms of Mr. Lamotte and Dr. Shaffer will expire in 2001. The term of Dr.

Treu and Mr. McGuire will expire in 2002. The terms of Drs. Thompson, Leighton and Boucher will expire in 2003. After this initial term, each class of directors will have a three year term.

   Our bylaws will not permit our stockholders to call a special meeting of stockholders. Under the bylaws, only our President, Chairman of the Board, or a majority of the Board will be able to call a special meeting. The bylaws also require that stockholders give advance notice to our secretary of any nominations for director or other business to be brought by stockholders at any stockholders' meeting. These provisions may delay or prevent changes of control or management.

   The Delaware General Corporation Law authorizes a corporation in its certificate of incorporation to limit the personal liability of its directors for violations of their fiduciary duty of care. Our amended and restated certificate of incorporation states that a director will not be personally liable to us or to our stockholders for monetary damages resulting from any fiduciary wrongdoing as a director, except in circumstances involving wrongful acts, such as the breach of the director's duty of loyalty to us or our stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or a transaction from which the director derived an improper personal benefit. The Delaware General Corporation Law also authorizes a corporation to indemnify its directors and officers, and our amended and restated certificate of incorporation requires that we indemnify each director and executive officer to the fullest extent allowable under the Delaware General Corporation Law. We believe that these provisions will assist us in attracting and retaining individuals to serve as directors.

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock will be Computershare Trust Company, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Before this offering there has been no public market for our common stock. Future sales of substantial amounts of our common stock, or even the possibility of future sales of our common stock sales, could reduce the prevailing market price. As described below, only a limited number of shares of common stock currently held by our stockholders will be available for sale shortly after this offering because of contractual and legal restrictions on resale. Sales of substantial amounts of common stock in the public market after the restrictions lapse could negatively affect the prevailing market price and our ability to raise equity capital in the future.

   Upon the closing of this offering, 24,444,218 shares of our common stock will be outstanding based on the number of shares of our preferred stock and common stock outstanding as of May 31, 2000, and assuming no exercise of the underwriters' over-allotment option. Of these shares, the 5,500,000 shares of common stock being sold in this offering will be freely tradable (unless purchased by our "affiliate" as such term is defined in the Securities Act) without restriction or registration under the Securities Act. All remaining shares of common stock were issued and sold in private transactions and are "restricted securities" which are eligible for public sale only if registered under the Securities Act or sold as required by Rule 144 under that Act. In addition, following the closing of this offering 2,360,877 shares of common stock may be delivered upon the exercise of warrants and options that are outstanding as of May 31, 2000.

   All of our officers, directors and holders of at least one percent of our stock have signed lock-up agreements, in which they agreed that they will not, directly or indirectly, offer, sell or agree to sell, or otherwise dispose of any shares of our common stock or other securities in the public market without the prior written consent of Deutsche Bank Securities Inc. for a period of 180 days after the final prospectus relating to this offering. The agreement of one of the stockholders excludes 118,264 shares currently held and all shares acquired in the future.

Rule 144

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any earlier owner except an affiliate, will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of our common stock then outstanding, which would equal approximately 244,442 shares immediately after this offering based on the number of shares of our common stock and preferred stock outstanding as of May 31, 2000; or

  . the average weekly trading volume of our common stock on the Nasdaq
    National Market during the four calendar weeks before the filing of a notice on Form 144 with respect to the sale.

   Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about Inspire.

Rule 144(k)

   Under Rule 144(k), a person who is not one of our affiliates at any time during the 90 days before a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any earlier owner except an affiliate, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Registration Rights

   As described above, holders of 16,340,084 shares of our common stock which are restricted securities and 356,823 shares of our common stock reserved for the exercise of outstanding warrants will be entitled to demand registration of their shares. Registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of that registration.

Rule 701

   In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors, other than affiliates, who purchases or receives shares from us in connection with our stock plan or other written agreement will be eligible to resell their shares beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its holding period requirements.

Stock Options

   Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under our stock plan. The registration statement on Form S-8 will become effective upon filing with the Securities and Exchange Commission. Accordingly, shares registered under that registration statement will, subject to limitations applicable to affiliates, be available for sale in the open market after the filing, except those shares subject to lock-up agreements and unvested shares.

Warrants

   We have issued various warrants to purchase shares of our preferred stock which shall, upon the closing of this offering, convert into warrants to purchase an aggregate of 118,954 shares of our common stock. Each of the preferred stock warrants will expire on the fifth anniversary of the date of this offering. On January 29, 1999 we issued a ten-year warrant to a consultant for 11,429 shares of our common stock as partial consideration under a consulting agreement. On December 17, 1999 we issued a five-year warrant to Genentech to purchase 253,968 shares of our common stock.

                                  UNDERWRITING

   Subject to the terms and conditions provided in an agreement among the underwriters and us, the underwriters named below, through their representatives, Deutsche Bank Securities Inc., Chase Securities Inc. and U.S. Bancorp Piper Jaffray Inc., have severally agreed to purchase from us the aggregate number of shares of our common stock indicated opposite their names below:

                                                                       Number of
Underwriter                                                             Shares
-----------                                                            ---------
Deutsche Bank Securities Inc.......................................... 1,935,000
Chase Securities Inc.................................................. 1,397,750
U.S. Bancorp Piper Jaffray Inc........................................   967,250
Banc of America Securities LLC........................................    90,000
CIBC World Markets Corp. .............................................    90,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated....................    90,000
Morgan Stanley & Co. Incorporated.....................................    90,000
FleetBoston Robertson Stephens Inc. ..................................    90,000
Salomon Smith Barney Inc. ............................................    90,000
Adams, Harkness & Hill, Inc. .........................................    60,000
Dominick & Dominick LLC...............................................    60,000
Emerging Growth Equities, Ltd. .......................................    60,000
Fahnestock & Co. Inc. ................................................    60,000
C.L. King & Associates, Inc. .........................................    60,000
Legg Mason Wood Walker, Incorporated..................................    60,000
Edgar M. Norris & Co. Inc. ...........................................    60,000
Suntrust Equitable Securities Corporation.............................    60,000
C.E. Unterberg, Towbin................................................    60,000
Wachovia Securities, Inc. ............................................    60,000
Wedbush Morgan Securities Inc. .......................................    60,000
                                                                       ---------
  Total............................................................... 5,500,000
                                                                       =========

   The underwriting agreement provides that the obligations of the several underwriters are subject to approval of various legal matters by their counsel and to various other conditions, including delivery of legal opinions by our counsel, the delivery of a letter by our independent auditors and the accuracy of the representations and warranties made by us in the underwriting agreement. Under the underwriting agreement, the underwriters are obliged to purchase and pay for all the above shares of our common stock if any are purchased.

Public Offering Price

   The underwriters propose to offer the shares of our common stock directly to the public at the offering price set forth on the cover page of this prospectus and at that price less a concession not in excess of $0.50 per share of common stock to other dealers who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and those dealers may reallow, concessions not in excess of $0.10 per share of common stock to other underwriters or to other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and subject to other conditions, including the right to reject orders in whole or in part. The underwriters have informed us that the underwriters do not expect to confirm sales of common stock to any accounts over which they exercise discretionary authority.

   The following table summarizes the per share and total public offering price of the shares of common stock in the offering, the underwriting compensation to be paid to the underwriters by us and the proceeds of the offering, before expenses, to us. The information presented assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                                                Total
                                                       -----------------------
                                                         Without      With
                                                 Per      Over-       Over-
                                                Share   Allotment   Allotment
                                                ------ ----------- -----------
   Public offering price....................... $12.00 $66,000,000 $75,900,000
   Underwriting discounts and commissions
    payable by us..............................   0.84   4,620,000   5,313,000
   Proceeds, before expenses, to us............  11.16  61,380,000  70,587,000

   The underwriting discount and commission per share is equal to the public offering price per share of our common stock less the amount paid by the underwriters to us per share of common stock.

   We estimate total offering expenses payable by us, other than the underwriting discounts and commissions referred to above, will be approximately $1.3 million.

Over-Allotment Option to Purchase Additional Shares

   We have granted a 30-day over-allotment option to the underwriters to purchase up to an aggregate of 825,000 additional shares of our common stock exercisable at the offering price less the underwriting discounts and commissions, each as provided on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be obligated to purchase additional shares of common stock in proportion to their respective purchase commitments as shown in the table provided above, subject to various conditions.

Indemnification and Contribution

   The underwriting agreement provides that we will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, including liabilities arising from material misstatements or omissions in connection with disclosure, or will contribute to payments that the underwriters may be required to make regarding those liabilities. The underwriters have agreed to indemnify us against liabilities specified in the underwriting agreement under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the underwriters, the underwriters have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Lock-Up Agreements

   All of our officers, directors and holders of at least one percent of our stock have signed lock-up agreements, in which they agreed that they will not, directly or indirectly, offer, sell or agree to sell, or otherwise dispose of any shares of our common stock or other securities in the public market without the prior written consent of Deutsche Bank Securities Inc. for a period of 180 days after the final prospectus relating to this offering. The agreement of one of the stockholders excludes 118,264 shares currently held and all shares acquired in the future.

   In addition, we have agreed that for a period of 180 days from the date of this prospectus, we will not, without the prior written consent of Deutsche Bank Securities Inc., directly or indirectly, offer, sell, grant any option, warrant or other right to purchase or otherwise sell or dispose of any shares of common stock, pledge, make any short sale or maintain any short position, establish or maintain a put position, enter into any swap, derivative transaction or other arrangement that transfers to another any of the economic consequences of ownership of our common stock, or otherwise dispose of any common stock or any interest in our common stock. However, during this period we may grant options for shares of common stock under our stock plan, and may issue shares upon the exercise of options outstanding under the plan by persons other than directors, officers and 1% holders. We may also issue shares during this period in connection with strategic alliances or joint ventures for INS365 Ophthalmic provided the holder executes a lock-up agreement. In addition, we may issue shares, or warrants to acquire shares, during this period to Genentech upon the completion of specified milestones pursuant to our collaboration agreement and the Series G stock purchase agreement provided that the shares will be subject to the lock-up agreement.

Nasdaq National Market Quotation

   Before this offering, there has been no public market for our common stock. The initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be estimates of our prospects in the industry in which we compete, an assessment of our management, the general state of the securities markets at the time of this offering, and various financial and operating information of companies engaged in similar activities. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "ISPH." We cannot assure you, however, that an active or orderly trading market will develop for the common stock or that the common stock will trade in the public market after this offering at or above the initial offering price.

Stabilization, Syndicate Short Position and Penalty Bids

   In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the market price of our common stock.

   The underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short position for their own account. Short sales involve the sale by the underwriters of a greater number of shares than they are committed to purchase in the offering. A short position may involve either "covered" short sales or "naked" short sales. Covered short sales are sales made in an amount not greater than the underwriters' overallotment option to purchase additional shares in the offering described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. Naked short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

   Accordingly, to cover these short sales positions or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. Additionally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer. Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

Directed Share Program

   At our request, the underwriters have reserved for sale at the initial public offering price up to 302,500 shares of common stock to be sold in this offering for sale to our directors, officers, employees, business associates, vendors and related persons. Purchases of reserved shares are to be made through an account at Deutsche Bank Securities Inc. by following Deutsche Bank Securities Inc.'s procedures for opening an account and transacting in securities. The number of shares available for sale to the general public will be reduced to the extent that any reserved shares are purchased. Any reserved shares not purchased by our directors, officers, employees, business associates, vendors and related persons will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

                                 LEGAL MATTERS

   The validity of the common stock offered and some of the legal matters arising in connection with this offering will be passed upon for us by Smith, Stratton, Wise, Heher & Brennan, Princeton, New Jersey. Certain legal matters in connection with this offering will be passed upon for the underwriters by Coudert Brothers, New York, New York.

                                    EXPERTS

   The financial statements as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The statements in this prospectus under the captions "Risk Factors--If our patent protection is inadequate, the development and any possible sales of our product candidates could suffer or competitors could force our products completely out of the market," "Risk Factors--If we fail to reach milestone or other obligations, The University of North Carolina at Chapel Hill and other licensors may terminate our agreements with them," "Risk Factors--Because we rely upon trade secrets and agreements to protect some of our intellectual property there is a risk that unauthorized parties may obtain and use information that we regard as proprietary," "Business--Business Strategy-- Protect and Enhance our Technology Leadership Position," and "Business--Patents and Proprietary Rights" have been reviewed and approved by Howrey Simon Arnold & White, LLP, our patent counsel, as patent experts, and are included in this prospectus in reliance upon that review and approval.

                    CHANGE IN INDEPENDENT PUBLIC ACCOUNTANTS

   In November 1999, we dismissed KPMG LLP as our independent accountants. The former independent accountants' report did not contain an adverse opinion, a disclaimer of opinion or any qualifications or modifications related to uncertainty, limitation of audit scope or application of accounting principles. The former independent accountants' report does not cover any of our financial statements in this registration statement. There were no disagreements with the former public accountants on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure regarding our financial statements up through the time of dismissal that, if not resolved to the former accountants' satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report. In November 1999, we retained PricewaterhouseCoopers LLP as our independent public accountants. The decision to retain PricewaterhouseCoopers LLP was approved by resolution of the board of directors. Before retaining PricewaterhouseCoopers LLP, we had not consulted with PricewaterhouseCoopers LLP regarding accounting principles.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission, Washington, D.C., a registration statement on Form S-1 (together with required schedules and exhibits) under the Securities Act regarding the shares of common stock offered. This prospectus, which constitutes a part of the registration statement, does not contain all of the information provided in the registration statement, some terms of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. You can find additional information regarding us and the common stock in the registration statement, which may be inspected without charge, at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials may be obtained from the public reference section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C., 20549, at prescribed rates. The registration statement is also publicly available through the Securities and Exchange Commission's web site located at http://www.sec.gov.

                         INSPIRE PHARMACEUTICALS, INC.
                         (a development stage company)

                         INDEX TO FINANCIAL STATEMENTS

                                                                        Page(s)
                                                                        -------
Report of Independent Accountants......................................   F-2
Balance Sheets at December 31, 1998 and 1999 and March 31, 2000........   F-3
Statements of Operations for the years ended December 31, 1997, 1998 and 1999 and the period from inception (October 28, 1993) to December
 31, 1999 and for the three months ended March 31, 1999 and 2000.......   F-4
Statements of Stockholders' Equity (Deficit) for the period from
 inception (October 28, 1993) to March 31, 2000........................   F-5
Statements of Cash Flows for the years ended December 31, 1997, 1998 and 1999, the three months ended March 31, 1999 and 2000 and the
 period from inception (October 28, 1993) to December 31, 1999.........   F-6
Notes to Financial Statements..........................................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Inspire Pharmaceuticals, Inc.

  In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Inspire Pharmaceuticals, Inc. (a development stage company) at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 and the period from inception (October 28, 1993) to December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina
February 21, 2000 except as to Note 15, which is as of August 2, 2000

                         INSPIRE PHARMACEUTICALS, INC.
                         (a development stage company)

                                 BALANCE SHEETS

                                 December 31,                        Pro Forma
                           --------------------------   March 31,    March 31,
                               1998          1999         2000         2000
                           ------------  ------------  -----------  -----------
                                                       (unaudited)  (unaudited)
                                                                     (Note 2)
Assets
Current assets:
  Cash and cash
   equivalents...........  $  4,137,628  $ 22,727,687  $20,858,485
  Accounts receivable....         5,726        19,540       18,611
  Prepaid expenses.......       123,372       131,891      462,294
                           ------------  ------------  -----------
Total current assets.....     4,266,726    22,879,118   21,339,390
Property and equipment,
 net.....................     1,046,195       789,028    1,020,097
Other, net...............       133,114     1,952,087    1,797,160
                           ------------  ------------  -----------
Total assets.............  $  5,446,035  $ 25,620,233  $24,156,647
                           ============  ============  ===========
Liabilities and
 Stockholders' Equity
Current liabilities:
  Accounts payable.......  $    290,473  $    631,497  $   518,755
  Accrued expenses.......       447,835       650,650      912,528
  Capital leases, current
   portion...............       441,645       210,259      259,407
                           ------------  ------------  -----------
Total current
 liabilities.............     1,179,953     1,492,406    1,690,690
Capital leases, excluding
 current portion.........       341,382       333,383      420,829
Notes payable............        20,825        23,714       24,207
Deferred revenue.........     3,240,000     7,736,000    8,081,501
                           ------------  ------------  -----------
    Total liabilities....     4,782,160     9,585,503   10,217,227
Commitments (Note 12)....           --            --           --
Stockholders' equity:
  Convertible preferred
   stock, $0.001 par
   value; 52,000,000
   shares authorized;
   20,857,681, 28,059,666
   and 28,059,666 shares
   issued and outstanding
   at December 31, 1998
   and 1999 and March 31,
   2000, respectively; 0
   shares issued and
   outstanding pro
   forma.................    24,466,659    45,895,143   45,895,143          --
  Common stock, $0.001
   par value per share;
   56,000,000 shares
   authorized; 2,159,082,
   2,465,857 and
   2,604,134 shares
   issued and outstanding
   at December 31, 1998
   and 1999 and March 31,
   2000, respectively;
   18,930,066 shares
   issued and outstanding
   pro forma.............         2,159         2,466        2,604       18,930
  Additional paid-in
   capital...............     3,085,429     8,348,105    8,771,638   54,932,390
  Deficit accumulated
   during the development
   stage.................   (24,290,392)  (33,286,481) (35,799,277) (35,799,277)
  Deferred compensation..    (2,599,980)   (4,924,503)  (4,930,688)  (4,930,688)
                           ------------  ------------  -----------  -----------
Total stockholders'
 equity..................       663,875    16,034,730   13,939,420   14,221,355
                           ------------  ------------  -----------  -----------
Total liabilities and
 stockholders' equity....  $  5,446,035  $ 25,620,233  $24,156,647
                           ============  ============  ===========

   The accompanying notes are an integral part of these financial statements.

                         INSPIRE PHARMACEUTICALS, INC.
                         (a development stage company)

                            STATEMENTS OF OPERATIONS

                                                                  Cumulative
                                                                     from
                                                                  Inception
                                                                 (October 28,    Three Months Ended
                                Year Ended December 31,            1993) to           March 31,
                          -------------------------------------  December 31,  ------------------------
                             1997         1998         1999          1999         1999         2000
                          -----------  -----------  -----------  ------------  -----------  -----------
                                                                                     (unaudited)
Revenues:
  Collaborative research
   agreements...........  $       --   $   360,000  $ 1,104,000  $  1,464,000  $   270,000  $ 1,154,500
                          -----------  -----------  -----------  ------------  -----------  -----------
Operating expenses:
  Research and
   development (excludes
   $0, $68,286,
   $670,897, $98,556 and
   $265,751,
   respectively, of
   stock based
   compensation)........    6,568,914    5,528,407    7,178,909    25,340,044      801,491    2,316,605
  General and
   administrative
   expenses (excludes
   $0, $45,894,
   $363,130, $73,188 and
   $130,564,
   respectively, of
   stock based
   compensation)........    1,494,593    1,921,088    1,887,272     7,895,313      594,496      670,904
  Stock based
   compensation.........          --       114,180    1,034,027     1,148,207      171,744      396,315
                          -----------  -----------  -----------  ------------  -----------  -----------
  Total operating
   expenses.............    8,063,507    7,563,675   10,100,208    34,383,564    1,567,731    3,383,824
                          -----------  -----------  -----------  ------------  -----------  -----------
  Operating loss........   (8,063,507)  (7,203,675)  (8,996,208)  (32,919,564)  (1,297,731)  (2,229,324)
                          -----------  -----------  -----------  ------------  -----------  -----------
Other income (expense),
 net:
  Interest income.......      280,402      167,514      237,581     1,108,741       37,331      295,429
  Interest expense......     (164,321)    (115,295)    (110,640)     (665,106)     (31,994)    (186,468)
  Loss on disposal of
   property and
   equipment............          --       (16,587)      (4,790)     (328,520)         --           --
                          -----------  -----------  -----------  ------------  -----------  -----------
  Other income
   (expense), net.......      116,081       35,632      122,151       115,115        5,337      108,961
                          -----------  -----------  -----------  ------------  -----------  -----------
  Loss before provision
   for income taxes.....   (7,947,426)  (7,168,043)  (8,874,057)  (32,804,449)  (1,292,394)  (2,120,363)
Provision for income
 taxes..................          --       360,000       60,000       420,000          --       150,000
                          -----------  -----------  -----------  ------------  -----------  -----------
  Net loss..............   (7,947,426)  (7,528,043)  (8,934,057)  (33,224,449)  (1,292,394)  (2,270,363)
Preferred stock
 dividends..............          --           --       (62,032)      (62,032)         --      (242,433)
                          -----------  -----------  -----------  ------------  -----------  -----------
  Net loss available to
   common stockholders..  $(7,947,426) $(7,528,043) $(8,996,089) $(33,286,481) $(1,292,394) $(2,512,796)
                          ===========  ===========  ===========  ============  ===========  ===========
Net loss per common
 share--basic and
 diluted................  $     (4.01) $     (3.65) $     (3.75)                      (.58)       (1.01)
                          ===========  ===========  ===========                ===========  ===========
Weighted average common
 shares outstanding
 --basic and diluted....    1,980,699    2,061,398    2,401,029                  2,232,187    2,496,504
                          ===========  ===========  ===========                ===========  ===========
Pro forma net loss per
 common share--basic and
 diluted................                            $     (0.57)                                  (0.12)
                                                    ===========                             ===========
Pro forma weighted
 average common shares
 outstanding--basic and
 diluted................                             15,566,028                              18,809,570
                                                    ===========                             ===========

   The accompanying notes are an integral part of these financial statements.

                         INSPIRE PHARMACEUTICALS, INC.
                         (a development stage company)
                 STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
      For the Period from Inception (October 28, 1993) to March 31, 2000

                       Convertible                              Class A and B                  Deficit
                     Preferred Stock        Common Stock        Common Stock                 Accumulated
                  ---------------------- ------------------- -------------------  Additional  During the
                    Number                Number              Number               Paid-In   Development     Deferred
                  of Shares    Amount    of Shares Par Value of shares Par Value   Capital      Stage      Compensation
                  ---------- ----------- --------- --------- --------- ---------  ---------- ------------  ------------
Inception
(October 28,
1993)...........         --  $       --        --   $  --         --   $    --    $      --  $        --   $       --
                  ---------- ----------- ---------  ------    -------  --------   ---------- ------------  -----------
Balance at
December 31,
1993............         --          --        --      --         --        --           --           --           --
Issuance of
Class A and B
common stock....         --          --        --      --      10,000    10,000          --           --           --
Net loss........         --          --        --      --         --        --           --      (329,503)         --
                  ---------- ----------- ---------  ------    -------  --------   ---------- ------------  -----------
Balance at
December 31,
1994............         --          --        --      --      10,000    10,000          --      (329,503)         --
Issuance of
common stock and
cancellation of
Class A and B
common stock....         --          --    850,286     850    (10,000)  (10,000)       9,150          --           --
Stock issued for
consulting
services........         --          --    585,714     586        --        --        71,164          --           --
Stock issued in
exchange for
exclusive
license.........         --          --    297,714     298        --        --        36,172          --           --
Issuance of
Series A
convertible
preferred
stock...........   9,200,000   9,100,403       --      --         --        --           --           --           --
Issuance of
Series A
warrants........         --          --        --      --         --        --        91,410          --           --
Net loss........         --          --        --      --         --        --           --    (2,703,917)         --
                  ---------- ----------- ---------  ------    -------  --------   ---------- ------------  -----------
Balance at
December 31,
1995............   9,200,000   9,100,403 1,733,714   1,734        --        --       207,896   (3,033,420)         --
Issuance of
common stock....         --          --    227,340     227        --        --        13,134          --           --
Net loss........         --          --        --      --         --        --           --    (5,781,503)         --
                  ---------- ----------- ---------  ------    -------  --------   ---------- ------------  -----------
Balance at
December 31,
1996............   9,200,000   9,100,403 1,961,054   1,961        --        --       221,030   (8,814,923)         --
Issuance of
Series B
convertible
preferred
stock...........  10,866,014  12,966,256       --      --         --        --           --           --           --
Issuance of
common stock....         --          --     31,954      32        --        --        18,370          --           --
Net loss........         --          --        --      --         --        --           --    (7,947,426)         --
                  ---------- ----------- ---------  ------    -------  --------   ---------- ------------  -----------
Balance at
December 31,
1997............  20,066,014  22,066,659 1,993,008   1,993        --        --       239,400  (16,762,349)         --
Issuance of
common stock....         --          --    137,502     137        --        --        16,861          --           --
Stock issued in
exchange for
exclusive
license.........         --          --     28,572      29        --        --       107,973          --           --
Issuance of
Series C
convertible
preferred
stock...........     375,000     900,000       --      --         --        --           --           --           --
Issuance of
Series D
convertible
preferred
stock...........     416,667   1,500,000       --      --         --        --           --           --           --
Issuance of
Series B
warrants........         --          --        --      --         --        --         7,035          --           --
Deferred
compensation....         --          --        --      --         --        --     2,714,160          --    (2,714,160)
Amortization of
deferred
compensation....         --          --        --      --         --        --           --           --       114,180
Net loss........         --          --        --      --         --        --           --    (7,528,043)         --
                  ---------- ----------- ---------  ------    -------  --------   ---------- ------------  -----------
Balance at
December 31,
1998............  20,857,681  24,466,659 2,159,082   2,159        --        --     3,085,429  (24,290,392)  (2,599,980)
Issuance of
common stock....         --          --    306,775     307        --        --        37,755          --           --
Issuance of
Series E
convertible
preferred
stock...........   6,201,985  11,405,952       --      --         --        --           --           --           --
Issuance of
Series G
convertible
preferred
stock...........   1,000,000  10,000,000       --      --         --        --           --           --           --
Issuance of
Series F
warrants........         --          --        --      --         --        --        53,113          --           --
Issuance of
common stock
warrants........         --          --        --      --         --        --     1,813,258          --           --
Preferred stock
dividends.......         --       22,532       --      --         --        --           --       (62,032)         --
Deferred
compensation....         --          --        --      --         --        --     3,358,550          --    (3,358,550)
Amortization of
deferred
compensation....         --          --        --      --         --        --           --           --     1,034,027
Net loss........         --          --        --      --         --        --           --    (8,934,057)         --
                  ---------- ----------- ---------  ------    -------  --------   ---------- ------------  -----------
Balance at
December 31,
1999............  28,059,666  45,895,143 2,465,857   2,466        --        --     8,348,105  (33,286,481)  (4,924,503)
Issuance of
common stock....         --          --    138,277     138        --        --        21,033          --           --
Preferred stock
dividend........         --          --        --      --         --        --           --      (242,433)         --
Deferred
compensation....         --          --        --      --         --        --       402,500          --      (402,500)
Amortization of
deferred
compensation....         --          --        --      --         --        --           --           --       396,315
Net loss........         --          --        --      --         --        --           --    (2,270,363)         --
                  ---------- ----------- ---------  ------    -------  --------   ---------- ------------  -----------
Balance at March
31, 2000
(unaudited).....  28,059,666 $45,895,143 2,604,134  $2,604        --        --    $8,771,638 $(35,799,277) $(4,930,688)
                  ========== =========== =========  ======    =======  ========   ========== ============  ===========
                       Total
                   Stockholders'
                  Equity/(Deficit)
                  ----------------
Inception
(October 28,
1993)...........    $       --
                  ----------------
Balance at
December 31,
1993............            --
Issuance of
Class A and B
common stock....         10,000
Net loss........       (329,503)
                  ----------------
Balance at
December 31,
1994............       (319,503)
Issuance of
common stock and
cancellation of
Class A and B
common stock....            --
Stock issued for
consulting
services........         71,750
Stock issued in
exchange for
exclusive
license.........         36,470
Issuance of
Series A
convertible
preferred
stock...........      9,100,403
Issuance of
Series A
warrants........         91,410
Net loss........     (2,703,917)
                  ----------------
Balance at
December 31,
1995............      6,276,613
Issuance of
common stock....         13,361
Net loss........     (5,781,503)
                  ----------------
Balance at
December 31,
1996............        508,471
Issuance of
Series B
convertible
preferred
stock...........     12,966,256
Issuance of
common stock....         18,402
Net loss........     (7,947,426)
                  ----------------
Balance at
December 31,
1997............      5,545,703
Issuance of
common stock....         16,998
Stock issued in
exchange for
exclusive
license.........        108,002
Issuance of
Series C
convertible
preferred
stock...........        900,000
Issuance of
Series D
convertible
preferred
stock...........      1,500,000
Issuance of
Series B
warrants........          7,035
Deferred
compensation....            --
Amortization of
deferred
compensation....        114,180
Net loss........     (7,528,043)
                  ----------------
Balance at
December 31,
1998............        663,875
Issuance of
common stock....         38,062
Issuance of
Series E
convertible
preferred
stock...........     11,405,952
Issuance of
Series G
convertible
preferred
stock...........     10,000,000
Issuance of
Series F
warrants........         53,113
Issuance of
common stock
warrants........      1,813,258
Preferred stock
dividends.......        (39,500)
Deferred
compensation....            --
Amortization of
deferred
compensation....      1,034,027
Net loss........     (8,934,057)
                  ----------------
Balance at
December 31,
1999............     16,034,730
Issuance of
common stock....         21,171
Preferred stock
dividend........       (242,433)
Deferred
compensation....            --
Amortization of
deferred
compensation....        396,315
Net loss........     (2,270,363)
                  ----------------
Balance at March
31, 2000
(unaudited).....    $13,939,420
                  ================

  The accompanying notes are an integral part of these financial statements.

                         INSPIRE PHARMACEUTICALS, INC.
                         (a development stage company)

                            STATEMENTS OF CASH FLOWS

                                                                  Cumulative
                                                                     from
                                                                  Inception
                                                                 (October 28,    Three Months Ended
                               Year Ended December 31,             1993) to           March 31,
                         --------------------------------------  December 31,  ------------------------
                            1997         1998          1999          1999         1999         2000
                         -----------  -----------  ------------  ------------  -----------  -----------
                                                                                     (unaudited)
Cash flows from
 operating activities:
 Net loss..............  $(7,947,426) $(7,528,043) $ (8,934,057) $(33,224,449) $(1,292,394) $(2,270,363)
 Adjustments to
  reconcile net loss to
  net cash used by
  operating activities:
  Depreciation and
   amortization........      496,598      541,704       622,806     2,118,726      158,926      144,211
  Stock issue for
   exclusive licenses..          --       108,002           --        144,472          --           --
  Stock issued for
   consulting
   services............          --           --            --         71,750          --           --
  Amortization of
   deferred
   compensation........          --       114,180     1,034,027     1,148,207      171,744      396,315
  Amortization of debt
   issuance costs......       15,235       16,408        43,423        94,110        9,106      159,927
  Loss on disposal of
   property and
   equipment...........          --        16,587         4,790       328,520          --           --
  Deferred revenue.....          --     3,240,000     4,496,000     7,736,000     (270,000)     345,501
  Changes in operating
   assets and
   liabilities:
    Accounts
     receivable........        2,084       (5,404)      (13,814)      (19,540)     (16,711)         929
    Prepaid expenses...       19,630       18,708        (8,519)     (131,891)      23,251     (330,403)
    Other assets.......      (26,000)     (24,599)        1,162      (187,789)     (12,018)      (5,000)
    Accounts payable...       51,837     (208,380)      341,024       655,261     (172,639)    (112,742)
    Accrued expenses...      (32,259)     101,160       166,149       636,607     (311,607)     232,268
                         -----------  -----------  ------------  ------------  -----------  -----------
      Net cash used in
       operating
       activities......   (7,420,301)  (3,609,677)   (2,247,009)  (20,630,016)  (1,712,342)  (1,439,357)
                         -----------  -----------  ------------  ------------  -----------  -----------
Cash flows from
 investing activities:
 Purchase of property
  and equipment........     (185,597)    (169,911)     (150,860)   (1,432,892)     (57,849)    (378,971)
 Proceeds from sale of
  property and
  equipment............          --       127,037           --        127,037          --           --
 Sale of certificate of
  deposit..............          --           --            --        (78,000)         --           --
                         -----------  -----------  ------------  ------------  -----------  -----------
      Net cash used in
       investing
       activities......     (185,597)     (42,874)     (150,860)   (1,383,855)     (57,849)    (378,971)
                         -----------  -----------  ------------  ------------  -----------  -----------
Cash flows from
 financing activities:
 Proceeds from bridge
  loans................          --           --            --        780,000          --           --
 Proceeds from issuance
  of notes payable.....       10,000        9,000         1,000       408,200          --           --
 Payments on notes
  payable..............     (158,183)    (142,651)          --       (400,000)         --           --
 Issuance of common
  stock, net...........       18,402       16,998        38,061        96,822       34,221       21,171
 Issuance of
  convertible preferred
  stock, net...........   12,966,256    2,400,000    21,405,952    45,061,260          --           --
 Payments on capital
  lease obligations....     (247,916)    (319,273)     (457,085)   (1,204,724)    (101,592)     (72,045)
                         -----------  -----------  ------------  ------------  -----------  -----------
      Net cash provided
       by financing
       activities......   12,588,559    1,964,074    20,987,928    44,741,558      (67,371)     (50,874)
                         -----------  -----------  ------------  ------------  -----------  -----------
      Increase
       (decrease) in
       cash and cash
       equivalents.....    4,982,661   (1,688,477)   18,590,059    22,727,687   (1,837,562)  (1,869,202)
Cash and cash
 equivalents, beginning
 of period.............      843,444    5,826,105     4,137,628           --     4,137,628   22,727,687
                         -----------  -----------  ------------  ------------  -----------  -----------
Cash and cash
 equivalents, end of
 period................  $ 5,826,105  $ 4,137,628  $ 22,727,687  $ 22,727,687  $ 2,300,066  $20,858,485
                         ===========  ===========  ============  ============  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                         INSPIRE PHARMACEUTICALS, INC.
                         (a development stage company)

                         NOTES TO FINANCIAL STATEMENTS

1. Organization

   Inspire Pharmaceuticals, Inc. (the "Company") was founded on October 28, 1993 to develop and commercialize novel pharmaceutical products that treat respiratory and ophthalmic diseases which are characterized by deficiencies in the body's innate defense mechanisms of mucosal hydration and mucociliary clearance. The Company's technologies are based in part on exclusive license agreements with The University of North Carolina at Chapel Hill for rights to certain developments from the founders' laboratories.

   The Company is considered a development stage enterprise. Since inception, the Company has devoted substantially all of its efforts towards establishing its business and research and development programs.

2. Summary of Significant Accounting Policies

Unaudited Interim Financial Statements

   The financial statements as of March 31, 1999 and 2000 and for the three month period then ended are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of the Company's management, necessary for a fair presentation of financial position, results of operations and cash flows. All financial statement disclosures related to the three month period ended March 31, 1999 and 2000 are unaudited.

Unaudited Pro Forma Balance Sheet

   The Board of Directors has authorized the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell shares of common stock in an initial public offering ("IPO"). If the IPO is consummated as presently anticipated, all shares of the Series A, Series B, Series D and Series E preferred stock will automatically convert into shares of common stock at a 1-for-1.75 conversion ratio. The Series C preferred stock will automatically convert into shares of common stock at a 1 to 1.75 conversion ratio plus an additional 6,438 shares of common stock to be received by the Series C preferred stockholders as a result of their antidilution protection (Note 8). The unaudited pro forma balance sheet reflects the conversion of the Series A, Series B, Series C, Series D and Series E preferred shares into 15,469,104 shares of our common stock as if such conversion had occurred as of December 31, 1999.

   The Company's Series G preferred stock will automatically convert into shares of common stock based on the initial pubic offering price of $12.00 per share (See Note 10) plus an additional 23,494 shares of common stock to be received by the Series G preferred stockholders in payment of accrued dividends of $281,933 at March 31, 2000. The unaudited pro forma balance sheet reflects the conversion of the Series G preferred shares into 856,828 shares of common stock as if such conversion had occurred on March 31, 2000.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                         INSPIRE PHARMACEUTICALS, INC.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


Cash and Cash Equivalents

   The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

Property and Equipment

   Property and equipment is primarily comprised of furniture, laboratory and computer equipment and leasehold improvements which are recorded at cost and depreciated using the straight-line method over their estimated useful lives which range from three to five years. Property and equipment includes certain equipment under capital leases. These items are depreciated over the shorter of the lease period or the estimated useful life of the equipment.

Other Assets

   Other assets are primarily comprised of deferred financing costs which were incurred when the Company entered into capital lease obligations. These costs are amortized using the effective interest rate method over the life of the related lease. Net deferred financing costs were $0, $1,870,000 and $1,700,000 for December 31, 1998, December 31, 1999 and March 31, 2000, respectively.

Stock-Based Compensation

   The Company accounts for stock-based compensation based on the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), which states that no compensation expense is recorded for stock options or other stock-based awards to employees that are granted with an exercise price equal to or above the estimated fair value per share of the Company's common stock on the grant date. In the event that stock options are granted with an exercise price below the estimated fair value of the Company's common stock, the difference between the estimated fair value of the Company's common stock and the exercise price of the stock option is recorded as deferred compensation. The Company recognized deferred compensation of $2,714,160 and $3,358,550 related to stock option grants during the years ended December 31, 1998 and 1999, respectively, and $402,500 during the three months ended March 31, 2000. Deferred compensation is amortized over the vesting period of the related stock option, which is generally four years. The Company recognized $114,180 and $1,034,027 of stock based compensation expense related to amortization of deferred compensation during the years ended December 31, 1998 and 1999, respectively, and $171,744 and $396,315 during the three months ended March 31, 1999 and 2000, respectively. The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" which requires compensation expense to be disclosed based on the fair value of the options granted at the date of the grant.

Income Taxes

   The Company accounts for income taxes using the liability method which requires the recognition of deferred tax assets or liabilities for the temporary differences between financial reporting and tax bases of the Company's assets and liabilities and for tax carryforwards at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

                         INSPIRE PHARMACEUTICALS, INC.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


Revenue Recognition

   Revenue is recognized under collaborative research agreements when services are performed or when contractual obligations are met. Nonrefundable fees received at the initiation of collaboration agreements for which the Company has an ongoing research and development commitment are deferred and recognized ratably over the period of the related research and development commitment. Milestone payments under collaboration agreements and research agreements will be recognized as revenues, ratably over the remaining period of our research and development commitment beginning on the date the Company achieves the indicated milestone and such achievement is acknowledged by the collaborative partner, which generally coincides with the receipt of the milestone payment.

Research and Development

   Research and development costs include all direct costs, including salaries for Company personnel, outside consultant's costs of clinical trials, sponsored research and clinical trials insurance, related to the development of drug compounds. These costs have been charged to operating expense as incurred. Costs associated with obtaining and maintaining patents on the Company's drug compounds and license initiation and continuation fees, including milestone payments by the Company's to its licensors, are evaluated based on the stage of development of the related drug compound and whether the underlying drug compound has an alternative use. Costs of these types incurred for drug compounds not yet approved by the United States Food and Drug Administration ("FDA") and for which no alternative use exists are recorded as research and development expense. In the event the drug compound has been approved by the FDA or an alternative use exists for the drug compound, patent costs and license costs are capitalized and amortized over the expected life of the related drug compound. License milestone payments to the Company's licensors are recognized when the underlying requirement is met by the Company.

Significant Customers and Credit Risk

   All revenues recorded in 1998 and 1999 were from a single collaborative partner. Revenues recognized during the three months ended March 31, 2000 were from two collaborative partners. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of short-term cash investments. The Company primarily invests in short-term interest-bearing investment-grade securities and certificates of deposits. Cash deposits are all in financial institutions in the United States.

Cash Flows

   The Company made cash payments for interest of $149,085, $98,887 and $67,216 for the years ended December 31, 1997, 1998 and 1999, respectively. The Company made cash payments for foreign withholding taxes of $360,000 and $60,000 during the years ended December 31, 1998 and 1999, respectively.

   The Company acquired property and equipment through the assumption of capital lease obligations amounting to $418,810 and $218,157 during the years ended December 31, 1998 and 1999, respectively.

                         INSPIRE PHARMACEUTICALS, INC.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

Net Income (Loss) Per Common Share

 Historical

   Basic net income (loss) per common share ("Basic EPS") is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding. Diluted net income (loss) available to common stockholders per common share ("Diluted EPS") is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares and dilutive potential common share equivalents then outstanding. Potential common shares consist of shares issuable upon the exercise of stock options and warrants and conversion of convertible preferred stock. The calculation of net loss per share available to common stockholders for the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000 does not include 8,749,562, 12,379,418, 14,486,662,
12,689,819 and 15,705,600, respectively, of potential shares of common stock equivalents, as their impact would be antidilutive.

 Pro Forma (Unaudited)

   Pro forma net income (loss) per common share is calculated assuming conversion of all convertible preferred stock, plus accrued dividends on the Series G preferred stock, which will convert automatically upon the closing of the Company's initial public offering into 16,305,729 and 16,325,932 shares of the Company's common stock, for the year ended December 31, 1999 and the three months ended March 31, 2000, respectively, (see Note 8), at the beginning of the applicable period or date of issuance, if later.

Segment Reporting

   The Company has determined that it did not have any separately reportable operating segments as of December 31, 1998 or 1999 or March 31, 2000.

Internal Use Software

   In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), which provides guidance regarding when software developed or obtained for internal use should be capitalized. The Company adopted SOP 98-1 effective January 1, 1999. The adoption of SOP 98-1 did not have a material impact on the Company's financial position or results of operations.

Comprehensive Income (Loss)

   The Company had no items of other comprehensive income during the years ended December 31, 1997, 1998 or 1999 or the three months ended March 31, 2000.

Recent Accounting Pronouncements

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain

                         INSPIRE PHARMACEUTICALS, INC.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

derivative instruments embedded in other contracts (collectively referred to as "derivatives"), and for hedging activities. SFAS 133 as amended by SFAS 137, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, with earlier application encouraged. The Company does not currently nor does it intend in the future to use derivative instruments and therefore does not expect that the adoption of SFAS 133 will have any impact on its financial position or results of operations.

3. Property and Equipment

   Property and equipment consist of the following:

                                             December 31,          March 31,
                                        ------------------------   ---------
                                           1998         1999         2000
                                        -----------  -----------  -----------
                                                                  (unaudited)
   Equipment under capital leases...... $ 1,529,759  $ 1,801,347  $ 1,194,259
   Leasehold improvements..............     666,192      671,539      696,217
   Computers and office equipment......     311,346      392,445    1,348,414
                                        -----------  -----------  -----------
                                          2,507,297    2,865,331    3,238,890
   Less--accumulated depreciation and
    amortization.......................  (1,461,102)  (2,076,303)  (2,218,793)
                                        -----------  -----------  -----------
   Property and equipment, net......... $ 1,046,195  $   789,028  $ 1,020,097
                                        ===========  ===========  ===========

4. Fair Value of Financial Instruments

   The carrying value of cash and cash equivalents, accounts receivable and accounts payable at December 31, 1998 and 1999 and March 31, 2000 approximated their fair value due to the short-term nature of these items.

   The fair value of the Company's short-term investments, which are included in cash and cash equivalents at December 31, 1998 and 1999 and March 31, 2000, approximate their carrying values as these investments were primarily in short-term interest-bearing investment-grade securities.

   The carrying value of the Company's notes payable and capital lease obligations at December 31, 1998 and 1999 and March 31, 2000 approximate their fair value as the interest rates on these obligations approximate rates available in the financial market at such dates.

5. Accrued Expenses

   Accrued expenses are comprised of the following:

                                                     December 31,
                                                   -----------------  March 31,
                                                     1998     1999      2000
                                                   -------- -------- -----------
                                                                     (unaudited)
   Research costs................................. $133,264 $380,807  $230,702
   Accrued payroll and benefits...................   49,038   31,848   179,572
   Accrued legal and patent costs.................  106,956   40,571   174,000
   Accrued preferred stock dividends..............      --    39,500   281,933
   Other..........................................  158,577  157,924    46,321
                                                   -------- --------  --------
                                                   $447,835 $650,650  $912,528
                                                   ======== ========  ========

                         INSPIRE PHARMACEUTICALS, INC.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

6. Income Taxes

   The components of the Company's income tax expense consist of the following:

                                      Years Ended December   Three Months Ended
                                               31,                March 31,
                                     ----------------------- -------------------
                                      1997    1998    1999    1999      2000
                                     ------ -------- ------- -------------------
                                                                 (unaudited)
Current expense (benefit):
  Federal........................... $  --  $    --  $   --  $   --  $       --
  Foreign...........................    --   360,000  60,000     --      150,000
  State.............................    --       --      --      --          --
                                     ------ -------- ------- ------- -----------
  Current tax expense (benefit).....    --   360,000  60,000     --      150,000
Deferred expense (benefit):
  Federal...........................    --       --      --      --          --
  State.............................    --       --      --      --          --
  Deferred tax expense (benefit)....    --       --      --      --          --
                                     ------ -------- ------- ------- -----------
  Net tax expense (benefit)......... $  --  $360,000 $60,000 $   --     $150,000
                                     ====== ======== ======= ======= ===========

   There was no current or deferred federal and state income tax expense for the years ended December 31, 1997, 1998 and 1999 or the three months ended March 31, 1999 and 2000 because the Company generated net operating losses during such periods. The foreign tax represents foreign withholding tax paid on amounts received from the Company's foreign collaborative partners.

   Significant components of the Company's deferred tax assets and liabilities consist of the following:


                                            December 31,
                                      --------------------------   March 31,
                                          1998          1999          2000
                                      ------------  ------------  ------------
                                                                  (unaudited)
Deferred tax assets:
  Domestic net operating loss
   carryforwards..................... $  7,544,057  $  8,597,519  $  9,057,635
  Deferred revenue...................    1,256,634     3,000,408     3,134,410
  Research and development credit....      759,449       910,890       910,890
  Fixed and intangible assets........      298,983       553,265       565,308
  Compensation related items.........       54,692        12,352        69,647
  Stock based compensation...........       83,846       484,894       638,604
  Stock warrants.....................       25,568        42,410       104,437
  Other..............................        8,862        41,404        41,404
                                      ------------  ------------  ------------
    Gross deferred tax assets........   10,032,091    13,643,142    14,522,335
    Less valuation allowance.........  (10,032,091)  (13,643,142)  (14,522,335)
                                      ------------  ------------  ------------
    Net deferred tax assets.......... $        --   $        --   $        --
                                      ============  ============  ============

   At December 31, 1998 and 1999 and March 31, 2000, the Company has provided a full valuation allowance against its net deferred assets since realization of these benefits could not be reasonably assured. The increase in valuation allowance of $3,611,050 and $879,193 during the year ended December 31, 1999 and the three months ended March 31, 2000, respectively, resulted primarily from the generation of net operating loss carryforwards.

                         INSPIRE PHARMACEUTICALS, INC.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   As of December 31, 1999, the Company had federal and state net operating loss carryforwards of approximately $22,167,000 and $22,165,000, respectively. As of March 31, 2000, the Company had federal and state net operating loss carryforwards of $23,354,000 and $23,352,000. The net operating loss carryforwards expire in various amounts starting in 2008 and 2000 for federal and state tax purposes, respectively. The utilization of the federal net operating loss carryforward may be subject to limitation under the rules regarding a change in stock ownership as determined by the Internal Revenue Code. If the Company's utilization of its net operating loss carryforwards is limited and the Company has taxable income which exceeds the permissible yearly net operating loss carryforward, the Company would incur a federal income tax liability even though its net operating loss carryforwards exceed its taxable income.

   Additionally, at December 31, 1999, the Company has net research and development credit carryforwards of $910,890 which expire beginning in 2010.

   Taxes computed at the statutory federal income tax rate of 34% are reconciled to the provision for income taxes as follows:

                                          1997         1998         1999
                                      ------------  -----------  -----------
   United States federal tax at
    statutory federal income tax
    rate............................. $ (2,702,125) $(2,437,135) $(3,106,964)
   State taxes (net of federal
    benefit).........................     (419,846)    (366,674)    (439,456)
   Change in valuation reserve.......    3,472,665    3,195,692    3,713,471
   Research and development credit...     (353,445)    (274,183)    (151,441)
   Foreign withholding tax, net of
    federal benefit..................          --       237,600       39,600
   Other, net........................        2,751        4,700        4,790
                                      ------------  -----------  -----------
   Provision for income taxes........ $        --   $   360,000  $    60,000
                                      ============  ===========  ===========

7. Notes Payable

   On October 13, 1995, the Company entered into an unsecured loan agreement with a lessor whereby the Company borrowed $400,000 from the lessor. The promissory note bore interest at a rate of 10.75% and was payable in monthly installments through October 1998. The note was fully repaid during 1998.

   On November 13, 1996, the Company entered into a Collaborative Funding Agreement ("CFA") with the North Carolina Biotechnology Center ("NCBC") and the Kenan Institute whereby NCBC agreed to loan the Company a total of $20,000. Loans made to the Company by NCBC under the CFA are to be used for specific research activities. All such loans are unsecured and bear interest at 8.25%, with principal and accrued interest payable on November 7, 2001. The Company had total borrowings from NCBC under the CFA of $19,000, $20,000 and $20,000 as of December 31, 1998 and 1999 and March 31, 2000, respectively. Accrued interest on these loans, which is included in notes payable, totaled $1,825, $3,714 and $4,207 at December 31, 1998 and 1999, and March 31, 2000,
respectively.

                         INSPIRE PHARMACEUTICALS, INC.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


8. Stockholders' Equity

   At December 31, 1999 and March 31, 2000, the Company was authorized to issue 56,000,000 shares of common stock with a par value of $.001 per share and 52,000,000 shares of preferred stock. Of the 52,000,000 shares of preferred stock: (i) 9,365,000 shares have been designated as Series A Convertible Preferred Stock ("Series A Preferred") of which 9,200,000 are issued and outstanding at December 31, 1998 and 1999 and March 31, 2000; (ii) 10,881,014 shares have been designated as Series B Convertible Preferred Stock ("Series B Preferred") of which 10,866,014 are issued and outstanding at December 31, 1998 and 1999 and March 31, 2000; (iii) 375,000 shares have been designated as Series C Convertible Preferred Stock ("Series C Preferred") and are issued and outstanding at December 31, 1998 and 1999; (iv) 416,667 shares have been designated as Series D Convertible Preferred Stock ("Series D Preferred") and are issued and outstanding at December 31, 1998 and 1999 and March 31, 2000;
(v) 8,000,000 shares have been designated as Series E Convertible Preferred Stock ("Series E Preferred") of which 0, 6,201,985 and 6,201,985 shares are issued and outstanding at December 31, 1998 and 1999 and March 31, 2000, respectively; (vi) 1,200,000 shares have been designated as Series G Convertible Preferred Stock ("Series G Preferred") of which 0, 1,000,000 and 1,000,000 shares are issued and outstanding at December 31, 1998 and 1999 and March 31, 2000, respectively; (vii) 9,365,000 shares have been designated as Series AA Convertible Preferred Stock ("Series AA Preferred") none of which are issued or outstanding at December 31, 1998 and 1999 and March 31, 2000; (viii) 10,881,014 shares have been designated as Series BB Convertible Preferred Stock ("Series BB Preferred") none of which are issued or outstanding at December 31, 1998 and 1999 and March 31, 2000; and (ix) 28,170 shares have been designated as Series F Convertible Preferred Stock ("Series F Preferred") none of which are issued or outstanding at December 31, 1998 and 1999 and March 31, 2000.

Common Stock

 Dividends

   The holders of common stock shall be entitled to receive dividends from time to time as may be declared by the Board of Directors. No cash dividend may be declared or paid to common stockholders until paid on each series of outstanding preferred stock in accordance with its terms.

 Voting

   The holders of shares of common stock are entitled to one vote for each share held with respect to all matters voted on by the shareholders of the Company.

 Liquidation

   After payment to the preferred stockholders, holders of common stock shall be entitled, together with holders of preferred stock, to share ratably in all remaining assets of the Company.

 Class A and B Common Stock

   During 1994, 10,000 shares of Class A and B common stock were issued to one of the Company's founders and to the initial group of investors. During 1995, the outstanding Class A and B common shares were exchanged for the issuance of 850,286 shares of common stock.

                         INSPIRE PHARMACEUTICALS, INC.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


Convertible Preferred Stock

   Outstanding convertible preferred stock is as follows:

                           December 31, 1998      December 31, 1999        March 31, 2000
                         ---------------------- ---------------------- ----------------------
                         Number of              Number of              Number of
Description                Shares     Amount      Shares     Amount      Shares     Amount
-----------              ---------- ----------- ---------- ----------- ---------- -----------
                                                                            (unaudited)
Series A Preferred......  9,200,000 $ 9,100,403  9,200,000 $ 9,100,403  9,200,000 $ 9,100,403
Series B Preferred ..... 10,866,014  12,966,256 10,866,014  12,966,256 10,866,014  12,966,256
Series C Preferred......    375,000     900,000    375,000     922,532    375,000     922,532
Series D Preferred......    416,667   1,500,000    416,667   1,500,000    416,667   1,500,000
Series E Preferred......        --          --   6,201,985  11,405,952  6,201,985  11,405,952
Series G Preferred......        --          --   1,000,000  10,000,000  1,000,000  10,000,000
                         ---------- ----------- ---------- ----------- ---------- -----------
                         20,857,681 $24,466,659 28,059,666 $45,895,143 28,059,666 $45,895,143
                         ========== =========== ========== =========== ========== ===========

 Dividends

   The holders of Series A Preferred, Series B Preferred, Series C Preferred and Series E Preferred shall be entitled to receive dividends equal to any dividends paid on common stock. If dividends are declared on any series of preferred stock other than Series G Preferred, dividends shall be declared pari passu among the holders of the series on which such dividends are declared and the holders of the Series A Preferred, Series B Preferred, Series C Preferred and Series E Preferred. The number of preferred shares on which dividends would be paid would be based on the number of shares of common shares into which a share of preferred stock is convertible. The holders of Series G Preferred shall be entitled to cumulative dividends at the prime rate plus 1% of the Series G Preferred preference amount calculated on a per share basis. The dividends shall accrue and be payable upon the liquidation, dissolution or winding up of the Company or upon conversion to common stock. Accrued dividends on the Series G Preferred totaled $39,500 at December 31, 1999 and $281,933 at March 31, 2000. No dividends have been declared or paid from the date of inception (October 28, 1993) through March 31, 2000.

 Liquidation

   In the event of liquidation, dissolution, or winding up of the Company, holders of preferred stock shall be entitled, in the following order, before any distribution is made to holders of common stock, to be paid an amount equal to (i) $1.00 per share of Series A Preferred or Series AA Preferred, $1.20 per share of Series B Preferred or Series BB Preferred, and $2.00 per share of Series E Preferred; (ii) $2.40 per share of Series C Preferred; (iii) $3.60 per share of Series D Preferred, $2.40 per share of Series F Preferred and $10.00 per share of Series G Preferred; plus, in each case, any declared but unpaid dividends. In the event that assets of the Company are insufficient to permit payment of the above mentioned amounts,

                         INSPIRE PHARMACEUTICALS, INC.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

holders shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective amounts which would otherwise be payable under these circumstances in the order of liquidity preference.

 Conversion

   Each share of preferred stock, other than Series G Preferred, shall be convertible, at the option of the holder at any time after the date of issuance and without payment of additional consideration, into shares of common stock at a 1-to-1.75 conversion rate subject to certain adjustments. Each holder converting shares of preferred stock shall be entitled to all declared but unpaid dividends up to the date of conversion. In the event that a sale of any series of preferred stock is made at price per share lower than the per share price of either the Series A Preferred, Series B Preferred, Series C Preferred or Series E Preferred then the conversion price of the respective series of preferred stock will be adjusted to equal the per share sales price of the most recent series of preferred stock. As a result of the sale of the Series E Preferred for $2.00 per share in July and October 1999, the number of common shares that Series C Preferred converts into was increased by 6,438 shares which resulted in the Company recognizing a preferred stock dividend of $22,532. Series G Preferred shall be convertible into shares of the Company's common stock at the option of the holder at any time after the second anniversary of the date of issuance provided the conversion would not cause a single shareholder to exceed a 19.5% ownership interest in the Company. In such event, the conversion price for the Series G Preferred will be determined based on the facts and circumstances at the time of such conversion.

   The conversion price will be reduced in the event the Company would issue any shares of its common stock without consideration or for consideration per share of less than the conversion price of any series of preferred stock in effect immediately prior to the time of such issuance except when such common stock is issued upon conversion of preferred stock or is issued to officers, directors, employees, or consultants of the Company pursuant to actions or stock compensation plans in existence as of the initial issue date of the respective series of preferred stock or any other stock purchase or option plan for employees or directors.

 Automatic Conversion

   Each share of preferred stock, other than Series G Preferred, shall automatically be convertible into common stock at the conversion price upon (i) the completion of an underwritten public offering involving the sale of the Company's common stock at a price of at least $2.00 per share and resulting in gross proceeds to the Company of not less than $10,000,000 or (ii) the consent of 80% or more of the preferred shares then outstanding. Each share of Series G Preferred shall automatically be converted into shares of common stock upon the completion of an underwritten public offering provided that such conversion would not cause the holder of the converted shares to exceed 19.5% ownership interest in the Company.

   In the event of an initial public offering of the Company's common stock, the Series G Preferred shall automatically be convertible into common stock at an exchange rate determined by dividing the total proceeds from the sale of Series G Preferred, plus accrued and unpaid dividends, by the initial offering price of the Company's common stock.

                         INSPIRE PHARMACEUTICALS, INC.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

 Mandatory Conversion

   In the event that (i) the Company issues additional shares of common stock or options or rights to purchase common stock at a price per share less than the then applicable conversion price of Series A Preferred or Series B Preferred ("Diluted Stock") and (ii) a holder of Diluted Stock fails to purchase their pro rata share of such issuance, each such nonparticipating holder's shares of Diluted Stock shall be automatically converted to an equivalent number of shares of Series AA Preferred or Series BB Preferred, as the case may be, which shall have all the rights and preferences of the Diluted Stock except that the initial conversion price of the Series AA Preferred and Series BB Preferred shall not take into account any adjustment resulting from the dilutive issuance triggering such conversion. Thereafter, the conversion price of the Series AA Preferred and Series BB Preferred shall be subject to adjustment in the same manner as that of the Diluted Stock. At December 31, 1999, there are no shares of Series AA Preferred or Series BB Preferred outstanding.

 Voting

   Each holder of preferred stock, other than Series G Preferred, shall be entitled to vote upon any matter submitted to a stockholder for a vote, as though the common stock and preferred stock constituted a single class of stock, except with respect to those matters on which Delaware General Corporation Law requires that a vote must be by a separate class or classes or by separate series, as to which each class or series shall have the right to vote in accordance with such law. The holder of preferred stock shall have the number of votes per share equal to the number of shares of common stock into which the preferred stock is convertible. The holders of Series A Preferred, Series B Preferred, Series E Preferred and common stock are obligated to vote to elect the Company's Board of Directors as provided in the Second Amended and Restated Stockholders' Agreement dated April 8, 1997, as amended, among the Company and such stockholders. The agreement terminates upon conversion of the outstanding shares of the Series A Preferred, Series B Preferred and Series E Preferred.

 Restrictions

   The Company cannot, without the consent of the holders of a majority of Series A Preferred, Series B Preferred, Series C Preferred and Series E Preferred, (i) amend, repeal, or add any provision to the certificate of incorporation or by-laws if such actions would change the preferences, rights, privileges, powers of, or restrictions provided for the benefit of, the Series A Preferred, Series B Preferred, Series C Preferred and Series E Preferred,
(ii) authorize any merger or consolidation of the Company into any other corporation or entity, or (iii) authorize the sale of all or substantially all of the assets of the Company.

Sales of Preferred Stock

   In March 1995, the Company issued 8,388,679 shares of Series A Preferred to a group of investors at a price per share of $1.00 which resulted in proceeds to the Company of $8,289,082, net of offering costs of $99,597. In addition, bridge loans from the Series A Preferred investors totaling $811,321, including accrued interest, were converted into 811,321 shares of Series A Preferred, using a conversion price of $1.00 per share.

   In June and September 1997, the Company issued 10,866,014 shares of Series B Preferred to a group of investors at a price per share of $1.20 which resulted in proceeds to the Company of $12,966,256, net of offering costs of $72,960.

                         INSPIRE PHARMACEUTICALS, INC.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   In September 1998, the Company issued 375,000 shares of Series C Preferred to a strategic partner, Kissei Pharmaceutical Co. Ltd. ("Kissei"), at a price per share of $2.40 which resulted in proceeds to the Company of $900,000, in conjunction with entering into a research agreement with Kissei relating to the development of INS365 Respiratory (see Note 10).

   In December 1998, the Company issued 416,667 shares of Series D Preferred to Santen Pharmaceutical Company Ltd., at a price per share of $3.60 which resulted in proceeds to the Company of $1,500,000, in conjunction with entering into a research agreement relating to the development of INS365 Ophthalmic (See
Note 10).

   In July and October 1999, the Company issued 6,201,985 shares of Series E Preferred to a group of venture capital investors at a price per share of $2.00 which resulted in proceeds to the Company of $11,405,952, net of offering costs of $998,018.

   In December 1999, the Company issued 1,000,000 shares of Series G Preferred to Genentech, Inc. ("Genentech"), at a price per share of $10.00 which resulted in proceeds to the Company of $10,000,000 in conjunction with entering into a collaboration agreement (See Note 10). The shares will automatically convert into shares of the Company's common stock upon an initial public offering at an exchange rate determined by dividing the total proceeds plus accrued and unpaid dividends by the initial offering price of the Company's common stock.

9. Stock Options and Warrants

 1995 Stock Incentive Plan

   During 1995, the Company adopted the 1995 Stock Plan (the "Plan") which provided for the grant of up to 1,005,714 options to directors, officers, employees and consultants. In April 1999, the Plan was amended and restated, and is now the Amended and Restated 1995 Stock Plan. In September 1999, the option pool was increased to 2,285,714 shares and in January 2000 the option pool was further increased to 3,428,571 shares. Under the Plan, both incentive and non-qualified, as well as restricted stock, can be granted. The Board of Directors shall determine the term and dates of the exercise of all options at their grant date, provided that for incentive stock options, such price shall not be less than the fair market value of the Company's stock on the date of grant. The maximum exercise terms for an option grant is ten years from the date of the grant. Options granted under the plan generally vest 25% upon completion of one full year of employment and on a monthly basis over the following three years. Vesting begins from the date of hire for new employees and on the date of grant for existing employees.

                         INSPIRE PHARMACEUTICALS, INC.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   The following table summarizes the stock option activity for the Plan:

                                                   Number of  Weighted Average
                                                    Shares     Exercise Price
                                                   ---------  ----------------
   Options outstanding, December 31, 1996.........   780,482      $ 0.123
     Granted......................................    43,485        0.137
     Exercised....................................   (31,954)      (0.123)
     Forfeited....................................      (239)      (0.123)
                                                   ---------      -------
   Options outstanding, December 31, 1997.........   791,774        0.124
     Granted......................................   927,714        0.250
     Exercised....................................  (137,502)      (0.124)
     Forfeited....................................   (91,884)      (0.170)
                                                   ---------      -------
   Options outstanding, December 31, 1998......... 1,490,102        0.200
     Granted......................................   395,000        0.688
     Exercised....................................  (306,775)      (0.124)
     Forfeited....................................  (103,809)      (0.212)
                                                   ---------      -------
   Options outstanding, December 31, 1999......... 1,474,518        0.345
     Granted......................................   570,000       11.499
     Exercised....................................  (138,277)       (.155)
     Forfeited....................................       --           --
                                                   ---------      -------
   Options outstanding, March 31, 2000
    (unaudited)................................... 1,906,241      $ 3.694
                                                   =========      =======

   The following table summarizes information concerning options outstanding at December 31, 1999:

                                                                      Weighted
                                                                       Average
                                                            Weighted  Remaining
                                                            Average  Contractual
                                                  Number of Exercise    Life
                                                   Shares    Price   (In Years)
                                                  --------- -------- -----------
   Options outstanding--price range
     $0.123......................................   247,715  $0.123     5.97
     $0.140......................................     5,481   0.140     6.42
     $0.210......................................   652,036   0.210     8.58
     $0.315......................................    31,429   0.315     8.79
     $0.420......................................   286,428   0.420     9.14
     $0.840......................................   251,429   0.840     9.70
                                                  ---------  ------     ----
   Options outstanding........................... 1,474,518  $0.345     8.44
                                                  =========  ======     ====
   Options exercisable...........................   581,473  $0.187
                                                  =========  ======

   Subsequent to March 31, 2000, the Company has made the following stock option grants (unaudited):

                  Number of Options Exercise
          Date         Granted       Price
          ----    ----------------- --------
          4/3/00       38,857        $12.69
         4/10/00       31,429        $12.69

                         INSPIRE PHARMACEUTICALS, INC.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   The Company has recorded deferred compensation of approximately $360,000 related to the stock option grants made in January 2000 to reflect the difference between the estimated fair value of the Company's common stock at the date of the grant and the exercise price of the related stock options of $1.75 per share.

   Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") requires the Company to disclose pro forma information regarding option grants made and warrants issued to its employees. SFAS 123 specifies certain valuations techniques that produce estimated compensation charges that are included in the pro forma results below. These amounts have not been reflected in the Company's statement of operations, because the Company has made the election to use the provisions of APB 25 to account for its stock based compensation.

   The fair value of options granted to employees was estimated using the following assumptions:

                                                               Years Ended
                                                              December 31,
                                                          1997    1998    1999
                                                         ------- ------- -------
Expected dividend yield.................................   0.00%   0.00%   0.00%
Expected stock price volatility.........................   0.00%   0.00%   0.00%
Risk-free interest rate.................................   6.03%   5.02%   5.39%
Expected life of options................................ 5 years 5 years 5 years

   For purposes of pro forma disclosures, the estimated fair value of equity instruments is amortized to expense over their respective vesting period. If the Company had elected to recognize compensation expense based on the fair value of stock-based instruments at the grant date, as prescribed by SFAS 123, its pro forma net loss and net loss per common share would have been as follows:

                                            Years Ended December 31,
                                     ----------------------------------------
                                         1997          1998          1999
                                     ------------  ------------  ------------
Net loss available to common
 stockholders--as reported.......... $ (7,947,426) $ (7,528,043) $ (8,996,089)
Net loss available to common
 stockholders--
 SFAS 123 pro forma................. $ (7,955,969) $ (7,562,142) $ (8,942,752)
Net loss per common share--SFAS 123
 pro forma..........................       $(4.02)       $(3.67)       $(3.72)

Warrants

 Preferred Stock Warrants

   In connection with the capital lease agreement executed on October 13, 1995, the Company issued warrants which entitle the holder to purchase 165,000 shares of Series A Preferred with an exercise price of $1.00 per share. These warrants had an estimated fair value

                         INSPIRE PHARMACEUTICALS, INC.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

of $91,410 at the date of issuance which was deferred and is being amortized as an increase to interest expense over the term of the related lease agreement using the effective interest rate method. The warrants shall be exercisable prior to the earlier of the tenth anniversary of the grant date or the fifth anniversary date of the Company's initial public offering.

   In connection with an amendment on June 18, 1998 to increase the amount of equipment under the capital lease agreement executed on October 13, 1995, the Company issued warrants which entitle the holder to purchase 15,000 shares of Series B Preferred with an exercise price of $1.20 per share. These warrants had an estimated value of $7,035 at the date of issuance which was calculated using the Black-Scholes method in accordance with SFAS 123. This amount was deferred and is being amortized as an increase to interest expense over the term of the related lease agreement using the effective interest rate method. The warrants shall be exercisable prior to the earlier of the tenth anniversary of the grant date or the fifth anniversary date of the Company's initial public offering.

   In connection with additional amendments to increase the amount of equipment under the Company's capital lease agreement which were executed on February 8, 1999 and April 15, 1999, the Company issued warrants which entitle the holder to purchase 20,000 and 8,170 shares, respectively, of Series F Preferred with an exercise price of $2.40 per share. These warrants had an estimated fair value of $53,113 at their respective dates of issuance which was calculated using the Black-Scholes method in accordance with SFAS 123. These amounts were deferred and are being amortized as an increase to interest expense over the term of the related lease agreement using the effective interest rate method. The warrants shall be exercisable prior to the earlier of the tenth anniversary of the grant date or the fifth anniversary date of the Company's initial public offering.

   None of the preferred stock warrants have been exercised as of December 31, 1999 and March 31, 2000.

 Common Stock Warrants

   In connection with a consulting agreement, the Company issued 11,429 warrants on January 15, 1999 to purchase shares of the Company's common stock with an exercise price of $4.20 per share. The warrants had an estimated value of $2.749 at the date of issuance as calculated using the Black-Scholes model in accordance with SFAS 123. The warrants shall be exercisable prior to the tenth anniversary of the grant date.

   In connection with the sale of the Series G Preferred and the collaboration agreement entered into with Genentech on December 17, 1999, the Company issued warrants which entitle the holder to purchase 253,968 shares of common stock with an exercise price of $7.88 per share. The warrants had an estimated value of $1,781,840 at the date of issuance as determined using the Black-Scholes model which was deferred and recorded in other assets and will be amortized to research and development expense over the period of the Company's research and development commitment. The warrants shall be exercisable prior to the fifth anniversary of the grant date.

   None of the common stock warrants have been exercised as of December 31, 1999 and March 31, 2000.

                         INSPIRE PHARMACEUTICALS, INC.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   Outstanding warrants to purchase the Company's common and preferred stock at December 31, 1999 are as follows:

                                           December 31, 1999    March 31, 2000
                                           ------------------ ------------------
                                           Number of Exercise Number of Exercise
Type of Warrant                            Warrants   Price   Warrants   Price
---------------                            --------- -------- --------- --------
Series A Preferred........................  165,000   $1.00    165,000   $1.00
Series B Preferred........................   15,000   $1.20     15,000   $1.20
Series F Preferred........................   28,170   $2.40     28,170   $2.40
Common....................................   11,429   $4.20     11,429   $4.20
Common....................................  253,968   $7.88    253,968   $7.88

10. Collaboration Agreements

   On September 10, 1998, the Company entered into a Joint Development, License and Supply Agreement (the "Kissei Agreement") with Kissei related to the development of INS365 Respiratory for all therapeutic respiratory applications, excluding sinusitis and middle ear infection, in Japan. INS365 Respiratory for respiratory therapeutic uses is licensed by the Company from UNC. Under the terms of the Kissei Agreement, Kissei will develop, commercialize, and market INS365 Respiratory in Japan. The Company has no ongoing research and development commitment as it relates to the Kissei Agreement. The Company maintains the right to manufacture and supply INS365 to Kissei.

   The Kissei Agreement provided that Kissei would pay the Company an up front payment of $4,500,000, which included the purchase of $900,000 in equity in the form of Series C Preferred.

   Upon the signing of the Kissei Agreement, Kissei purchased 375,000 shares of the Company's Series C Preferred for $900,000 or $2.40 per share. In addition, the Company received a nonrefundable up front license fee of $3,600,000 which was initially deferred and is being recognized as license revenue ratably over the period of the Company's ongoing research and development commitment. In addition, depending on whether all milestones are met, the Company could receive milestone payments of up to $13,000,000 over the term of the Kissei Agreement. The Company is receiving reimbursement for liaison staff positions which totaled $62,500 and $250,000 during the years ended December 31, 1998 and 1999, respectively. In addition, the Company will receive royalties on net sales of INS365 Respiratory by Kissei. During 1999, the Company received a milestone payment under the Kissei Agreement of $600,000 based on achievement of technical milestones by Inspire. In January 2000, the Company received a milestone payment of $1,500,000 based on achievement of a technical milestone by Kissei in its development of INS365 Respiratory.

   During 1999, the Company contracted with a contract research organization ("CRO") to perform research and development on behalf of Kissei. The Company is reimbursed by Kissei for the costs of this study. The total amount paid to the CRO and reimbursement received from Kissei during 1999 totaled $813,000.

   On December 16, 1998, the Company entered into a Development, License and Supply Agreement (the "Santen Agreement") with Santen Pharmaceutical Company, Ltd. ("Santen") to complete the development of INS365 Ophthalmic for the therapeutic treatment of ocular

                         INSPIRE PHARMACEUTICALS, INC.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

surface diseases. Santen received an exclusive license to INS365 Ophthalmic in Japan, China, South Korea, the Philippines, Thailand, Vietnam, Taiwan, Singapore, Malaysia and Indonesia ("the Territory") in the field. Under the terms of the Santen Agreement, Santen will develop, commercialize, and market INS365 Ophthalmic in the Territory. The Company retains the right to manufacture and supply INS365 Ophthalmic in bulk drug substance to Santen.

   Upon the signing of the Santen Agreement, Santen purchased 416,667 shares of the Company's Series D Preferred for $1,500,000 or $3.60 per share. In addition, depending on whether all milestones under the Santen Agreement are met, the Company could receive milestone payments of up to $4,750,000. No milestone payments were received under the Santen Agreement during 1998 or 1999 or the three months ended March 31, 2000. In addition, the Company will receive royalties on net sales on INS365 Ophthalmic by Santen.

   On December 17, 1999, the Company entered into a Development, License and Supply Agreement (the "Genentech Agreement") with Genentech to jointly develop INS365 Respiratory and other related P2Y\\2\\ agonists existing on the date of the Genentech Agreement for all human therapeutic uses for (a) the treatment of respiratory tract disorders, including chronic bronchitis and cystic fibrosis, throughout the world, excluding Japan and (b) the treatment of sinusitis and middle ear infection worldwide. The Company will maintain the right to manufacture and supply such compounds in bulk drug substance form to Genentech during the research and development period and up to the end of Phase II clinical trials for each indication. The agreement will be in effect until all patents licensed under the agreement have expired, except that if the Company exercises its option to co-fund the development of INS37217 Respiratory for the treatment of cystic fibrosis, then the agreement will remain in effect until the product is no longer being marketed in the United States.

   The Genentech Agreement provided that Genentech would pay the Company a non-refundable, non-creditable up-front payment of $5,000,000 upon execution of the Genentech Agreement, which the Company will record as license revenue over the term of its research and development commitment, which is estimated to be completed by December 31, 2001. In addition, the Company could receive milestone payments of up to an additional $63,000,000 over the term of the Genentech Agreement. No milestone payments were received under the Genentech Agreement during 1999. In addition, the Company will receive royalties on net sales by Genentech of INS365 Respiratory and other indications for INS365 represented in the collaborative research agreement.

   Upon the signing of the agreement, Genentech purchased 1,000,000 shares of Series G Preferred for $10.00 a share or an aggregate purchase price of $10,000,000 and Genentech was issued 253,968 warrants to purchase shares of the Company's common stock with an exercise price of $7.88 per share. In addition, upon the occurrence of certain milestone events, the Company is obligated to sell, and Genentech is obligated to purchase: (i) up to $2,000,000 of the Company's common stock, at a per share price determined, using the 20-day trailing average close price of the Company's common stock as quoted on an established stock exchange, and (ii) Genentech will be issued warrants for up to 50,793 shares of the Company's common stock at an exercise price of $7.88 per share. In the event these warrants are issued, the Company will be required to record a charge equal to the difference between the trading price of the Company's common stock on the date the warrants are issued and the exercise price of the warrants.

                         INSPIRE PHARMACEUTICALS, INC.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


11. License Agreement

   On March 10, 1995, the Company licensed the rights to the patent for a Method of Treating Lung Disease with Urinide Triphosphates which covers INS316 Diagnostic from the University of North Carolina at Chapel Hill ("UNC"). In connection with this license agreement, the Company paid $65,000 in license initiation fees and issued 297,714 shares of common stock with an estimated value at the date of issuance of $36,470 or $0.12 per share and has agreed to make milestone payments totaling up to $1,000,000. The Company reached one such milestone in 1997 and made the milestone payment of $500,000 in the same year. A $10,000 milestone payment was made during each of 1998 and 1999.

   On September 1, 1998, the Company licensed the rights to the patents for a Method of Treating Cystic Fibrosis with Dinucleotides, a Method of Treating Bronchitis with Uridine Triphosphates and related compounds, and a Method of Treating Ciliary Dyskinesia with Uridine Triphosphates and related compounds, which cover INS365 Respiratory, from UNC. In connection with this license agreement, the Company paid $15,000 in license initiation fees and issued 28,572 shares of common stock with an estimated value at the date of issuance of $90,002 or $3.15 per share and has agreed to pay milestone payments totaling $160,000. The Company reached one such milestone and made milestone payments of $30,000 in 1999.

   In connection with the license agreements with UNC, the Company has agreed to pay royalties based on net sales of certain Licensed Products (as defined in the license agreements).

   The Company enters into sponsored research and development and clinical trial agreements with the UNC on an annual basis whereby direct and indirect costs, as defined, are reimbursed by the Company.

12. Commitments

   The Company is obligated under a master capital lease for furniture, equipment, and computers. Each lease term under the master lease agreement expires between 30 to 48 months from the date of inception.

   The Company also has several non-cancelable operating leases, primarily for office space and office equipment, that extend through November 2003 and are subject to certain voluntary renewal options. Rental expense for operating leases during 1998, 1999 and for the cumulative period from inception
(October 28, 1993) to December 31, 1999 was $163,833 (net of sublease rentals $24,938), $145,347 (net of sublease rentals of $65,483) and $610,261 (net of sublease rentals of $96,656), respectively.

                         INSPIRE PHARMACEUTICALS, INC.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   Future minimum lease payments under non-cancelable operating leases (net of related sublease rentals) with remaining lease payments as of December 31, 1999 are as follows:

                                                            Capital   Operating
                                                             Leases    Leases
                                                            --------  ---------
   Year ending December 31:
   ------------------------
     2000.................................................. $267,098  $190,429
     2001..................................................  166,829   147,040
     2002..................................................  142,889   144,164
     2003..................................................   36,964    89,576
                                                            --------  --------
   Total minimum lease payments............................  613,780  $571,209
                                                                      ========
   Less amount representing interest.......................  (70,138)
                                                            --------
   Present value of net minimum capital lease payments.....  543,642
   Less current portion capital lease obligations..........  210,259
                                                            --------
   Capital lease obligations, excluding current portion.... $333,383
                                                            ========

   The Company has a purchase commitment as of December 31, 1999 with Summit Pharmaceuticals Corp. for certain drug compounds in an amount of $375,000 which is expected to be paid as the drug compound is delivered in March and April 2000.

   The Company is subject to various legal matters in the ordinary course of business. In the opinion of management, the ultimate outcome of such matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

   The Company has contractual commitments or purchase arrangements with various clinical research organizations, manufacturers of drug product and others. Most of these arrangements are for a period of less than 12 months. The amount of the Company's financial commitments under these arrangements totals approximately $4,800,000 at December 31, 1999.

   In June 2000, the Company entered into an equipment financing agreement under which the Company can borrow up to $750,000 to finance the purchase of scientific equipment.

13. Employee Benefit Plan

   The Company has adopted a 401(k) Profit Sharing Plan ("the Plan") covering all qualified employees. The effective date of the Plan is August 1, 1995. Participants in the Plan must be 21 years of age or older. Participants may elect a salary reduction of 1% to 15% as a contribution to the Plan. Modifications of salary reductions can be made quarterly.

   The Plan permits employer matching of up to 8% of a participant's salary, but the Company has elected not to match participants' contributions at this time. If employer matching is implemented, participants will begin vesting in employer contributions after one year of employment at a rate of 20% per year until fully vested.

14. Related Party Transaction

   In 1995, the Company issued 585,714 shares of common stock to four founding scientists with an estimated value of $71,750 in recognition of prior consulting services provided to the Company.

                         INSPIRE PHARMACEUTICALS, INC.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


15. Subsequent Event

   On March 27, 2000, the Board of Directors of the Company approved a 1-for-
1.75 reverse common stock split to be effective upon the effectiveness of the Company's initial public offering. All common share and per common share amounts for all periods presented in the accompanying financial statements have been restated to reflect the effect of this reverse common stock split.

   In addition, the Board of Directors approved an amendment to the certificate of incorporation to take effect as of the effective date of the registration statement, increasing the authorized capital stock to 60,000,000 shares of common stock and 2,000,000 shares of preferred stock each with a par value of $0.001.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   7
Forward-Looking Statements ..............................................  19
Special Note Regarding Market Data.......................................  19
Use of Proceeds..........................................................  20
Dividend Policy..........................................................  20
Capitalization...........................................................  21
Dilution.................................................................  22
Selected Financial Data..................................................  24
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  26
Business.................................................................  33
Management...............................................................  51
Certain Transactions.....................................................  58
Principal Stockholders...................................................  60
Description of Capital Stock.............................................  63
Shares Eligible for Future Sale..........................................  67
Underwriting.............................................................  69
Legal Matters............................................................  72
Experts..................................................................  72
Change in Independent Public Accountants.................................  72
Where You Can Find More Information......................................  73
Index to Financial Statements............................................ F-1

   Until August 27, 2000, 25 days after the date of this prospectus, all dealers that effect transactions of these securities, whether or not participating in this offering, may be required to deliver a prospectus.
Dealers are also obligated to deliver a prospectus when acting as underwriters and regarding their unsold allotments or subscriptions.
--------------------------------------------------------------------------------

[LOGO OF INSPIRE]

  5,500,000 Shares

  Common Stock

  Deutsche Banc Alex. Brown

  Chase H&Q

  U.S. Bancorp Piper Jaffray

  Prospectus

  August 2, 2000